AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1994

                                                    REGISTRATION NO. 33-[      ]
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                     COLLINS & AIKMAN HOLDINGS CORPORATION
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                     13-3489233
       (State or other jurisdiction of                      (I.R.S. Employer
       incorporation or organization)                    Identification Number)

8320 University Executive Park, Suite 102, Charlotte, North Carolina 28262 Tel.
                                 (704) 548-2350

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                           ELIZABETH R. PHILIPP, ESQ.
            Executive Vice President, General Counsel and Secretary
                     COLLINS & AIKMAN HOLDINGS CORPORATION
                         210 Madison Avenue, 6th Floor
                            New York, New York 10016
                              Tel. (212) 578-1331

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------
                                   Copies to:

          ROBERT ROSENMAN, ESQ.                       ROBERT A. PROFUSEK, ESQ.
         CRAVATH, SWAINE & MOORE                     JONES, DAY, REAVIS & POGUE
            825 Eighth Avenue                           599 Lexington Avenue
        New York, New York 10019                      New York, New York 10022

                            ------------------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

 If any of the securities being registered on this Form are to be offered on a delayed or
continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete
and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- - -------------------------------------------------------------------------------------------------------------
                                                         PROPOSED            PROPOSED
                                                         MAXIMUM             MAXIMUM
    TITLE OF EACH CLASS OF         AMOUNT TO BE       OFFERING PRICE        AGGREGATE           AMOUNT OF
 SECURITIES TO BE REGISTERED      REGISTERED(1)        PER UNIT(2)      OFFERING PRICE(2)    REGISTRATION FEE
- - -------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share..............      23,000,000            $18.00           $414,000,000        $142,759.62
- - -------------------------------------------------------------------------------------------------------------

(1) Includes 3,000,000 shares issuable upon the exercise of the Underwriters' options to purchase shares solely to cover over-allotment options, if any.
(2) Estimated solely for the purpose of calculating the registration fee.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     The prospectus relating to the Common Stock being registered hereby to be used in connection with a United States offering (the "U.S. Prospectus") is set forth following this page. The prospectus to be used in a concurrent international offering (the "International Prospectus") will consist of alternate pages set forth following the U.S. Prospectus and the balance of the pages included in the U.S. Prospectus for which no alternatives are provided. The contents of the U.S. Prospectus and the International Prospectus are identical except for the front and back pages, the section captioned "Underwriting" and the additional section under the caption "Certain United States Tax Consequences to Non-United States Holders" in the International Prospectus. Alternate pages for the International Prospectus are separately designated.

     Prior to the consummation of the Offerings, Collins & Aikman Holdings Corporation will be renamed Collins & Aikman Corporation.

                     COLLINS & AIKMAN HOLDINGS CORPORATION
                  (TO BE RENAMED COLLINS & AIKMAN CORPORATION)
                     CROSS-REFERENCE SHEET SHOWING LOCATION
                       IN THE PROSPECTUS OF THE RESPONSES
                              TO ITEMS OF FORM S-2
                            ------------------------
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

                               FORM S-2 ITEM                                            LOCATION
                            NUMBER AND CAPTION                                        IN PROSPECTUS
           -----------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
             Front Cover Page of Prospectus.....................  Forepart of the Registration Statement; Outside Front
                                                                    Cover Page of Prospectus
       2.  Inside Front and Outside Back Cover
             Pages of Prospectus................................  Inside Front and Outside Back Cover Pages of
                                                                    Prospectus
       3.  Summary Information, Risk Factors and
             Ratio of Earnings to Fixed Charges.................  Prospectus Summary; Certain Considerations
       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds and Consolidation
       5.  Determination of Offering Price......................  Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Principal Stockholders and Certain Relationships
       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting
       9.  Description of Securities to be Registered...........  Outside Front Cover Page of Prospectus; Prospectus
                                                                    Summary; Description of the Capital Stock
      10.  Interests of Named Experts and Counsel...............  *
      11.  Information with Respect to the Registrant...........  Prospectus Summary; Selected Financial Data;
                                                                    Management's Discussion and Analysis of Financial
                                                                    Condition and Results of Operations; Business
      12.  Incorporation of Certain Information by
             Reference..........................................  Incorporation of Certain Documents by Reference
      13.  Disclosure of Commission Position on Indemnification
             for Securities Act Liabilities.....................  *

- - ---------------

* Item not applicable or requires a negative response.

                  SUBJECT TO COMPLETION, DATED APRIL 19, 1994
                               20,000,000 SHARES
                          COLLINS & AIKMAN CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

     Of the 20,000,000 shares of Common Stock offered, 16,000,000 shares are being offered hereby in the United States and 4,000,000 shares are being offered in a concurrent international offering outside the United States. Assuming no exercise of the Underwriters' over-allotment options, all of the shares of Common Stock offered are being sold by the Company. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".


     Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share of Common Stock will be between $15 and $18. For factors to be considered in determining the initial public offering price, see "Underwriting".

     SEE "CERTAIN CONSIDERATIONS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "CKC".
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                 INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO
                                                 OFFERING PRICE   DISCOUNT(1)    COMPANY (2)
                                                 --------------  -------------  --------------
Per Share......................................        $               $              $
Total(3).......................................        $               $              $

- - ---------------


(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".


(2) Before deducting estimated expenses of $             payable by the Company.

(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 2,400,000 shares at the initial public offering price, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters an option for 30 days to purchase up to an additional 600,000 shares at the initial public offering price, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting
    discount and proceeds to the Selling Stockholders will be $             ,
    $             and $             , respectively. See "Underwriting".
                             ---------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about               , 1994.

GOLDMAN, SACHS & CO.
                     MERRILL LYNCH & CO.
                            WASSERSTEIN PERELLA SECURITIES, INC.
                             ---------------------

              The date of this Prospectus is               , 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

     Collins & Aikman Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company may be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's 15 1/2% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Merger Preferred Stock"), is listed for trading on the American Stock Exchange (the "AMEX"). Reports and other information concerning the Company may also be inspected and copied at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     This Prospectus constitutes a part of a registration statement on Form S-2 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act"), with respect to the Common Stock. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     Prior to the date of this Prospectus, reports and other information were filed under the Company's former name "Collins & Aikman Holdings Corporation", and prior to July 15, 1992, reports and other information were filed under the name "WCI Holdings Corporation".


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document, which was previously filed by the Company with the Commission (File No. 1-10218) pursuant to Section 13 of the Exchange Act, is incorporated herein by reference: the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1994.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of this Prospectus, except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to Corporate Communications, Collins & Aikman Corporation, 8320 University Executive Park, Suite 102, Charlotte, North Carolina 28262 (telephone: (704) 548-2350).

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus and is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus or incorporated herein by reference. The capitalized terms used herein and not otherwise defined have the meanings ascribed to them elsewhere in this Prospectus. Except where otherwise indicated, (i) the information in this Prospectus assumes that the over-allotment options granted to the Underwriters (defined below) are not exercised, (ii) all references to a year with respect to the Company refer to the fiscal year of the Company which ends on the last Saturday of January of the following year, (iii) references to the North American automotive industry include the U.S. and Canadian markets and products manufactured in Mexico for export to the U.S. and Canadian markets and (iv) references to the Company include its direct and indirect subsidiaries and predecessors, as appropriate.

                                  THE COMPANY

     The Company is a leader in each of its three business segments: Automotive Products, the largest supplier of interior trim products to the North American automotive industry; Interior Furnishings, the largest manufacturer of residential upholstery fabrics in the U.S.; and Wallcoverings, the largest producer of residential wallcoverings in the U.S. Within these three segments, the Company holds a number one or number two market share position in each of its eight major product lines, which together comprised approximately 81% of its 1993 net sales of $1,305.5 million.

AUTOMOTIVE PRODUCTS

     Automotive Products, with 1993 net sales of $677.9 million, is a leading designer and manufacturer of products for automobile OEMs. The segment's primary products include four major interior trim products--automotive seat fabric, molded floor carpet, accessory floor mats and luggage compartment liner--and convertible top stacks. Management believes that Automotive Products offers a wider variety of interior trim products and has a broader, more uniform penetration of the OEMs than any of its competitors. Management estimates that Automotive Products holds a number one or number two market share position in each of its five major products. At least one of the Company's five major automotive products is used on approximately 87% of all North American produced vehicle lines. Management estimates that Automotive Products' 1993 market share in its five major products was approximately 26% at Ford, 40% at GM, 51% at Chrysler and 36% among the Transplants. Management believes that Automotive Products' size and broad customer penetration constitute a competitive advantage.

INTERIOR FURNISHINGS


     Interior Furnishings, which is comprised of the Decorative Fabrics and Floorcoverings groups, had 1993 net sales of $407.2 million. Decorative Fabrics, with 1993 net sales of $313.6 million, is a leading designer and manufacturer of residential and commercial upholstery fabric in the U.S. Decorative Fabrics supplies middle to high-end woven fabrics to furniture manufacturers and fabric distributors. Management estimates that Decorative Fabrics' share of the U.S. upholstery fabric market is approximately 15%. Decorative Fabrics' primary division, Mastercraft, is the number one supplier of flat-woven upholstery fabrics and is also the industry leader in the fast-growing Jacquard segment of that market. Mastercraft had 1993 net sales of $268.9 million. Mastercraft's premier design and manufacturing expertise enables it to offer a significantly greater variety of patterns than any of its competitors.

     Floorcoverings, with 1993 net sales of $93.6 million, is a leading manufacturer of high-end specified contract carpeting products for institutional and commercial customers with high-traffic applications. Differentiated from competitors by its patented Powerbond RS(R) adhesive system and by its products' demonstrably superior performance characteristics, Floorcoverings occupies a leading position within this niche sector.

WALLCOVERINGS

     Wallcoverings, which operates under the name "Imperial", is a leading manufacturer and distributor of wallcoverings for the residential and commercial sectors and had 1993 net sales of $220.4 million. Management believes that in 1993 Imperial had a leading 22% market share in the larger residential wallcoverings sector and held the number one market share position in each of this sector's two primary distribution channels.

BUSINESS STRATEGY


     FOCUS ON HIGH MARKET SHARE PRODUCTS. Management focuses on developing products that have high market share potential. Management believes that each of the Company's eight major product lines holds a number one or number two market share position. Together these product lines comprised 81% of 1993 net sales. These industry leading positions were achieved almost exclusively through internal growth and reflect a long-term, Company-wide commitment to excellence in styling, engineering, product development, value-added manufacturing and customer service.


                                                                                     1993
                                                                                   NET SALES    1993 MARKET
     PRODUCT LINE                                                                 (MILLIONS)     POSITION
     ------------                                                                 -----------  -------------
     Automotive Products
       Automotive seat fabric...................................................  $     218.4           #1
       Molded floor carpet......................................................        180.5            2
       Accessory floor mats.....................................................         73.4            1
       Luggage compartment trim.................................................         37.4            2*
       Convertible top stacks...................................................         28.1            1
     Interior Furnishings
       Flat-woven furniture fabrics.............................................        268.9            1
       Six-foot commercial carpet...............................................         60.3            1
     Wallcoverings (residential)................................................        196.0            1
                                                                                  -----------
       Subtotal.................................................................  $   1,063.0
       Percent of net sales.....................................................           81%
       Net sales................................................................  $   1,305.5

        -------------------------------

        * Management believes that the Company and a competitor are tied for the number two market share position.

     MAINTAIN BROAD PRODUCT OFFERINGS TO SUPPORT CUSTOMER BASE. The Company consistently strives to offer a wider variety of products to each of its customers and thereby become the primary supplier to each of its customers.

     MAINTAIN LOW-COST POSITION. Management's strategy is to maintain the Company's low-cost position and flexible manufacturing capabilities in order to protect operating margins from competitive pricing pressures and economic downturns, while maximizing the benefits of operating leverage during cyclical upturns.

     MAXIMIZE BENEFITS FROM HIGH OPERATING LEVERAGE. Management believes that substantial available production capacity and high operating leverage have enabled the Company to benefit from the recent cyclical upturn in its served markets. The Company has substantial manufacturing capacity to support further growth.

     OFFER VALUE-ADDED PRODUCTS. A key element of the Company's strategy is to increase market share and unit selling prices by developing increasingly higher value-added products through innovations in materials construction, product design and styling leadership.


     MAINTAIN PRODUCT DESIGN AND STYLING LEADERSHIP. The Company is a leader in design and styling in all three of its business segments. Design and styling are key differentiating factors in consumer purchasing decisions. Management believes that the Company's product design and styling capabilities are currently an important competitive advantage and intends to devote resources to maintain the Company's leadership position in these areas.


     CONTINUE TO DELEVERAGE. The Recapitalization is designed to increase operating and financial flexibility by reducing the Company's indebtedness and significantly lowering its cost of borrowing. Management expects to continue to pursue financial deleveraging through the application of operating cash flows augmented by the Company's significant net operating loss carryforwards and other favorable tax attributes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Tax Matters".

HISTORY OF THE COMPANY


     The Company was formed in 1988 by Blackstone Capital Partners L.P. and Wasserstein Perella Partners, L.P. to acquire Wickes Companies, Inc. for approximately $2,607 million, including the assumption of indebtedness (the "1988 Acquisition"). Since the 1988 Acquisition, the Company has divested 27 businesses for approximately $1,643 million. By the end of 1993, the Company had streamlined its operations into its three existing business segments in which it enjoys a competitive advantage.


     The Company's principal executive offices are located at 8320 University Executive Park, Suite 102, Charlotte, North Carolina 28262. Its telephone number at that location is (704) 548-2350.

                                 THE OFFERINGS

U.S. Offering.......................  16,000,000 shares
International Offering..............  4,000,000 shares
       Total........................  20,000,000 shares
Common Stock to be outstanding after
  the Offerings.....................  66,710,900 shares*
Use of proceeds.....................  The net proceeds to the Company from the Offerings (defined below) and the
                                      New Credit Facilities (defined below) will be used to effect a defeasance and redemption, or repayment, of an aggregate of $804.4 million principal amount of debt and an aggregate of $208.1 million liquidation amount of preferred stock and to make funds available for general corporate purposes.
                                      The Company will not receive the proceeds from the sale of shares by the
                                      Selling Stockholders upon the exercise by the Underwriters of their over-allotment options. See "Use of Proceeds and Consolidation".
Proposed New York Stock Exchange
  ("NYSE") Symbol...................  CKC

- - ---------------


* Does not include 6,100,000 shares of Common Stock reserved for issuance under the Company's stock option plans. See "Management--The Company's Option Plans".


     The offering of shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of shares of Common Stock initially being offered outside the United States (the "International Offering") are referred to herein collectively as the "Offerings". The closing of the International Offering is conditioned upon the closing of the U.S. Offering, and vice versa. The Offerings are part of the Recapitalization (described below).

                              THE RECAPITALIZATION


     The recapitalization (the "Recapitalization") is designed to reduce the Company's indebtedness, significantly lower interest expense, improve operating and financial flexibility and provide liquidity for operations and other general corporate purposes. The Recapitalization involves two principal sources of capital: (i) the sale by the Company of 20,000,000 shares of Common Stock pursuant to the Offerings and (ii) the establishment of certain new credit facilities (the "New Credit Facilities"). The proceeds of borrowings under the New Credit Facilities, together with the net proceeds of the Offerings and the available cash of the Company, will be used to effect a defeasance and redemption, or repayment, of certain indebtedness and preferred stock of the Company and certain of its subsidiaries. See "New Credit Facilities".


     The following table sets forth a summary of the estimated sources and anticipated uses of funds in the Recapitalization:

                                SOURCES OF FUNDS


                                                                                     (IN
                                                                                  MILLIONS)
                                                                                 ------------
Sale of Common Stock in the Offerings(1).......................................   $    311.8
Borrowings under the New Credit Facilities.....................................        653.7
Available cash.................................................................        114.8
                                                                                 ------------
     Total.....................................................................   $  1,080.3
                                                                                 ------------
                                                                                 ------------


                                 USES OF FUNDS

Repayment and redemption of long-term debt (including current maturities)......   $    804.4
Redemption of preferred stock..................................................        208.1
Accrued interest and dividends as of June 15, 1994.............................         13.8
Redemption premiums............................................................         13.4
Defeasance costs...............................................................          8.8
Fees and expenses(2)...........................................................         31.8
                                                                                 ------------
     Total.....................................................................   $  1,080.3
                                                                                 ------------
                                                                                 ------------


- - ---------------

(1) The net proceeds to the Company from the sale of Common Stock in the Offerings are computed based on an assumed initial public offering price of $16.50 per share (the midpoint of the estimated range of the initial public offering price) less underwriting discounts.

(2) Includes bank commitment, financial advisory, legal and accounting fees and other expenses in connection with the Recapitalization, excluding underwriting discounts.

     Following the Offerings, the Partners and their affiliates will beneficially own, in the aggregate, 69.4% of the outstanding Common Stock. See "Principal Stockholders and Certain Relationships".

                       SUMMARY HISTORICAL FINANCIAL DATA
                                 (IN THOUSANDS)



     The following table presents summary historical financial data derived from the Company's Consolidated Financial Statements and operating data for the periods indicated. Such summary historical financial data has been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen & Co. All information contained in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto, included elsewhere in this Prospectus.



                                                                     YEAR ENDED
                                   ------------------------------------------------------------------------------
                                    JANUARY 29,     JANUARY 30,     JANUARY 25,     JANUARY 26,     JANUARY 27,
                                        1994          1993(1)           1992            1991            1990
                                   --------------  --------------  --------------  --------------  --------------
STATEMENT OF OPERATIONS DATA:
Net sales........................  $    1,305,517  $    1,277,500  $    1,184,316  $    1,232,403  $    1,276,442
Gross profit.....................         309,727         299,027         257,499         270,782         262,121
Selling, general and
administrative expenses..........         199,361         222,143         206,392         195,800         213,417
Non-recurring charges(2).........         156,590          10,000        --                17,275        --
Operating income (loss)..........         (46,224)         66,884          51,107          57,707          48,704
Interest expense(3)..............         111,291         110,867         107,974         106,099         136,292
Loss before taxes and
extraordinary items..............        (162,048)        (48,497)        (61,382)        (52,907)        (92,102)
Income taxes.....................          11,277          (3,156)         11,954           4,479           4,934
Loss from continuing
operations.......................        (173,325)        (45,341)        (73,336)        (57,386)        (97,036)
Net loss.........................        (277,664)       (263,658)       (133,810)        (57,908)        (15,435)
BALANCE SHEET DATA:
Total assets.....................  $      918,825  $    1,141,434  $    1,300,304  $    1,412,790  $    1,777,339
Long-term debt, including current
portion..........................         923,554         982,205         941,838         930,065       1,123,325
Redeemable preferred stock.......         122,368          98,602          79,754          69,240          73,711
Stockholders' equity (deficit)...        (702,220)       (421,460)       (130,921)         18,821          81,075
OTHER DATA (FROM CONTINUING
  OPERATIONS):
EBITDA(4)........................  $      155,374  $      118,748  $       98,708  $      106,067  $       97,072
Capital expenditures.............          44,923          37,914          38,928          42,885          44,872
Depreciation expense.............          42,232          45,463          43,899          42,532          44,570

- - ---------------

(1) Fiscal 1992 was a 53-week year.

(2) Includes the $129,854 associated with the write-off of goodwill, see footnote 4 to the Consolidated Financial Statements, and a one-time non-cash charge of $26,736 associated with the 1993 Plan, see footnote 15 to the Consolidated Financial Statements.

(3) Excludes amounts related to discontinued operations of $18.9 million in 1993, $23.0 million in 1992, $25.1 million in 1991.

(4) EBITDA is operating income plus depreciation and amortization and the non-cash portion of non-recurring charges attributable to continuing operations. EBITDA reflects the Company's ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. In addition, certain covenants in the New Credit Facilities are based upon calculations using EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

                        SUMMARY PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



     The following table presents unaudited summary pro forma financial and other data that is derived from, and should be read in conjunction with, the pro forma consolidated financial data included elsewhere in this Prospectus. The following unaudited summary pro forma financial data illustrate the estimated effects of (i) the Recapitalization and (ii) the elimination of certain non-recurring charges described in Note 1 below (the "Non-Recurring Charges"). The unaudited summary pro forma operating data for the year ended January 29, 1994 presents the results of operations of the Company as if the Recapitalization had occurred as of the beginning of the year ended January 29, 1994 and the Non-Recurring Charges had not been incurred during that year.

     The unaudited summary pro forma financial and other data do not purport to represent what the Company's results of operations would actually have been if the Recapitalization had occurred immediately prior to, and the Non-Recurring Charges had not been incurred during, the period indicated below, nor do they purport to project the Company's results of operations for any future period.

                                                                                                    YEAR ENDED
                                                                                                 JANUARY 29, 1994
                                                                                                ------------------
STATEMENT OF OPERATIONS DATA:
Net sales.....................................................................................    $    1,305,517
Gross profit..................................................................................           309,727
Selling, general and administrative expenses(1)...............................................           188,885
                                                                                                ------------------
Operating income..............................................................................           120,842
Interest expense(2)...........................................................................            31,671
                                                                                                ------------------
Income before income taxes....................................................................            89,171
Income taxes(3)...............................................................................            10,077
                                                                                                ------------------
Income from continuing operations.............................................................    $       79,094
                                                                                                ------------------
                                                                                                ------------------
OTHER DATA:
Total debt(4).................................................................................    $      650,896
EBITDA(5).....................................................................................           163,074
Income from continuing operations per share of common stock...................................              1.19
Average common shares outstanding(6)..........................................................            66,711

- - ---------------

(1) Reflects the elimination of the Non-Recurring Charges related to the write-off of goodwill of $129,854, compensation expense of $26,736 related to the 1993 Plan, amortization of goodwill of $2,776 for the periods prior to the aforementioned write-off of goodwill and post-retirement medical plan costs which were $4,700 higher, on an annual basis, than expected in future periods due to the implementation of changes in plan provisions which were effective April 1, 1994.

(2) Reflects adjustments for the elimination of interest expense related to the defeasance and redemption, repayment or exchange for Common Stock of certain of the outstanding indebtedness of the Company prior to the Offerings and the Recapitalization. See Note (b) to the Unaudited Pro Forma Consolidated Statement of Operations.

(3) Reflects a reduction of state and foreign income taxes due to increased borrowings in Canada in connection with the Recapitalization.

(4) Includes $643,837 of borrowings under the New Credit Facilities and $7,059 of miscellaneous debt.

(5) EBITDA is pro forma operating income plus depreciation and amortization allocable to continuing operations. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles.

(6) Includes (i) shares currently outstanding, (ii) shares to be issued in the Offerings, and (iii) shares to be issued in exchange for the PIK Notes.

                             CERTAIN CONSIDERATIONS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

CYCLICALITY OF INDUSTRIES

     The Company's business segments are highly cyclical. Downturns in North American automotive production, consumer spending, commercial and residential construction and renovation could have a material adverse effect on the Company.

DEPENDENCE ON SIGNIFICANT AUTOMOTIVE CUSTOMERS AND CAR MODELS

     The Company's sales are dependent on certain significant customers. Sales to General Motors Corporation ("General Motors"), Chrysler Corporation ("Chrysler") and Ford Motor Company ("Ford") accounted for approximately 16%, 10% and 8%, respectively, of the Company's 1993 net sales. In addition, certain of the Company's customers are unionized and have in the past experienced labor disruptions. The loss of one or more significant customers or a prolonged disruption in their production could have a material adverse effect on the Company.

     The Company principally competes for new business at the design stage of new models and upon the redesign of existing models. There can be no assurance that the Company will continue to be able to obtain such new business or to improve or maintain its gross margins on such new business. In addition, the Company may not be able to pass on raw material price increases to its customers. A decrease in demand for the models that generate the most sales for the Company, the failure of the Company to obtain purchase orders for new or redesigned models and pricing pressure from the major automotive companies could have a material adverse effect on the Company. See "Business--Automotive Products".

VULNERABILITY TO CHANGES IN CONSUMER TASTES

     Consumer tastes in automotive seat fabrics, interior furnishings and wallcoverings change over time. A shift in consumer preferences away from the products that the Company produces or has the capability to produce could have a material adverse effect on the Company.

COMPETITION

     The industries in which the Company operates are highly competitive. There can be no assurance that the Company's products will compete successfully with those of its competitors. Several competitors are larger and have greater financial and other resources available to them. There can be no assurance that the Company will be able to maintain its operating margins if the competitive environment changes. See "Business".

SUBSTANTIAL LEVERAGE

     The Recapitalization is designed to reduce indebtedness, significantly lower interest expense, improve the Company's operating and financial flexibility and provide liquidity for operations and other general corporate purposes. However, the substantial indebtedness of the Company and its subsidiaries following the Recapitalization could have important consequences to holders of Common Stock, including the following: (i) the ability of the Company and its subsidiaries to obtain additional financing in the future to refinance maturing debt or for working capital, capital expenditures, acquisitions, general corporate or other purposes could be impaired; (ii) a substantial portion of the cash flow from operations of the Company and its subsidiaries must be dedicated to the payment of the principal of and interest on existing indebtedness; (iii) the Company and its subsidiaries could be more highly leveraged than certain of their competitors, which may place the

Company and its subsidiaries at a competitive disadvantage; (iv) a significant portion of the borrowings of the Company and its subsidiaries are expected to be at variable rates of interest, and consequently the Company and its subsidiaries will be vulnerable to increases in interest rates; and (v) the high degree of leverage of the Company and its subsidiaries may make the Company more vulnerable to economic downturns. After giving effect to the Recapitalization, the Company will have an aggregate of approximately $660.7 million of indebtedness outstanding and unused borrowing availability of approximately $121.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "New Credit Facilities".


LIMITATIONS IMPOSED BY THE NEW CREDIT FACILITIES

     The New Credit Facilities are expected to contain a number of restrictive covenants which, among other things, will limit the ability of the Company and its subsidiaries to incur other indebtedness, to incur liens and to make certain restricted payments, and which will require the Company to maintain certain specified financial ratios. A failure by the Company to maintain such financial ratios or to comply with the restrictions contained in the New Credit Facilities could result in a default thereunder, which in turn could result in such indebtedness being declared immediately due and payable. See "New Credit Facilities".

HISTORICAL LOSSES

     The Company has experienced net losses since its inception. Even though the Company will be operating with lower interest charges after the Recapitalization, there can be no assurance as to whether or when the Company's operations will become profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

CONTROL BY AFFILIATES; ANTI-TAKEOVER PROVISIONS


     After giving effect to the Offerings, 69.4% of the outstanding Common Stock of the Company will be held by Blackstone Capital Partners L.P. ("Blackstone Partners") and Wasserstein Perella Partners, L.P. ("WP Partners", and collectively with Blackstone Partners, the "Partners") and their affiliates. As a result, the Partners and their affiliates will continue to have the ability to determine the policies of the Company, the persons constituting its management and the outcome of corporate actions requiring stockholder approval by majority action. The Partners and the Company have entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement") relating to governance and management of the Company. In the past, the Partners and certain of their affiliates have been paid fees in connection with management and advisory services provided to the Company, and it is anticipated that the Partners and certain of their affiliates will continue to be paid fees in connection with such services to be provided in the future. See "Principal Stockholders and Certain Relationships".


     The Certificate of Incorporation and the Bylaws of the Company, which will be effective upon consummation of the Offerings, will contain provisions which could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company. The Company will also be subject to provisions of Delaware corporate law restricting certain business combinations with certain stockholders. See "Description of the Capital Stock".

COLLECTIVE BARGAINING AGREEMENTS

     The Company is a party to collective bargaining agreements with respect to hourly employees at seven of its 51 U.S. facilities, its five Canadian facilities and its three Mexican facilities. Of the Company's 12,000 employees, approximately 2,200 employees, all of whom are employed in Automotive Products and Wallcoverings, are covered by such agreements. Each of the agreements expires during the course of the next three years. Although management believes that its relationship with these employees is good, there can be no assurance that the Company will be able to negotiate new agreements on favorable terms. See "Business--Employees".

ENVIRONMENTAL MATTERS AND OTHER CONTINGENCIES

     The Company is subject to increasingly stringent Federal, state and local laws and regulations concerning the environment. Changes to environmental laws and regulations may require the Company to make substantial capital expenditures and to incur substantial expenses with respect to its ongoing and divested operations and properties. In addition, the Company has received notices that it is a potentially responsible party ("PRP") in a number of proceedings for cleanup of hazardous substances at various sites. The Company may be named as a PRP at other sites in the future. It is difficult to estimate the total cost of investigation and remediation due to various factors including incomplete information regarding particular sites and other PRPs, uncertainty regarding the extent of environmental problems and the Company's share, if any, of liability for such problems, the selection of alternative compliance approaches, the complexity of the environmental laws and regulations and changes in cleanup standards and techniques. When it has been possible to provide reasonable estimates of the Company's liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. However, there can be no assurance that the Company has identified or properly assessed all potential environmental liabilities arising from the activities or properties of the Company, its present and former subsidiaries and their corporate predecessors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters".

     The Company has potentially significant financial and legal obligations with respect to certain divested and acquired businesses. In connection with the sale and acquisition of certain businesses, the Company has indemnified the purchasers and sellers for certain environmental liabilities, lease obligations and other matters. In addition, the Company is contingently liable with respect to certain lease and other obligations assumed by certain purchasers and may be required to honor such obligations if such purchasers are unable or unwilling to do so. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters" and Notes 6 and 19 to Consolidated Financial Statements.

PENDING TAX MATTERS


     In the course of an examination of the Company's Federal income tax returns, the Internal Revenue Service ("IRS") has challenged the availability of $176.6 million of the Company's approximately $470.0 million net operating loss carryforwards ("NOLs") after giving effect to the Recapitalization. The examination is at a preliminary stage and management believes that the basis for the IRS' position is unclear. Management disputes the IRS' challenge and believes that substantially all of the NOLs should be available (subject to certain limitations) to offset its income, if any, in the future. If the IRS were to maintain its position and all or a majority of such position were to be upheld in litigation, the amount of NOLs available to the Company in future years would be materially reduced. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Tax Matters".


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for shares of the Common Stock. The Company has applied for listing of the Common Stock on the NYSE. However, there can be no assurance as to the liquidity of any markets that may develop for the Common Stock or the price at which holders would be able to sell their Common Stock. The initial public offering price for the Common Stock was determined by negotiations between the Company, the Selling Stockholders and representatives of the Underwriters. There can be no assurance that the market price of the

Common Stock after the Offerings will equal or exceed the initial public offering price. In addition, broad market fluctuations and general economic and political conditions may adversely affect the market price of the Common Stock, regardless of the Company's actual performance. For a description of the factors which were considered in determining the initial public offering price, see "Underwriting".

SHARES ELIGIBLE FOR FUTURE SALE


     Following the Offerings, there will be 46,710,900 shares of Common Stock outstanding eligible for future sale in the public market (excluding 3,289,100 shares issuable upon exercise of outstanding options). No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the prevailing market price of Common Stock from time to time. Sales of a significant number of shares of Common Stock in the public market following the Offerings could adversely affect the prevailing market price of Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Description of Capital Stock--Shares Eligible for Future Sale". See "Underwriting" for a description of agreements by the Company and certain of the existing stockholders of the Company not to sell shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters.

DILUTION

     The negative net tangible book value of the Company as of January 29, 1994, was approximately $439.6 million or $6.58 per share after giving effect to the Offerings and the Recapitalization (based upon an assumed initial public offering price of $16.50 per share). Persons purchasing shares of Common Stock in the Offerings will incur immediate dilution in net tangible book value of $23.08 per share. See "Dilution".

                                   DIVIDENDS

     The Company has not declared or paid cash dividends on Common Stock since its incorporation in 1988. The Company currently intends to retain future earnings, if any, to fund the development and growth of its businesses and, therefore, does not anticipate paying any cash dividends in the near future. The New Credit Facilities limit the payment of dividends and certain other payments in respect of equity securities. If the Company does not have sufficient surplus, under Delaware law the Company could be prohibited from paying any dividends on Common Stock even after the limitations under the New Credit Facilities no longer apply.

     Under applicable Delaware law, dividends on the Common Stock may only be paid out of the Company's surplus (defined as the excess of the Company's assets over the sum of its liabilities and the aggregate par value of its stock) or out of net profits for the fiscal year in which the dividends are declared and/or the preceding fiscal year. At January 29, 1994, the Company had a negative surplus based on its historical financial statements and on a pro forma basis, after giving effect to the Consolidation and the Recapitalization. However, under Delaware law, a corporation's board of directors may determine the availability of surplus based on the actual, current value of its assets and liabilities rather than their historical book values. The Company's Board of Directors has in the past relied on this non-book, "revaluation" surplus in the payment of dividends on the Merger Preferred Stock.

                                    DILUTION


     The negative net tangible book value of the Company as of January 29, 1994, was $20.43 per share of Common Stock. Net tangible book value per share is determined by dividing the number of outstanding shares of Common Stock into the net tangible book value of the Company (total assets less net intangible assets less total liabilities and preferred stock). After giving effect to the sale of the 20,000,000 shares of Common Stock offered by the Company (at an assumed initial public offering price of $16.50 per share), the Recapitalization and the conversion of the PIK Notes into shares of Common Stock, the pro forma negative net tangible book value of the Company as of January 29, 1994 would have been $6.58 per share. This represents an immediate increase of $13.85 per share to existing stockholders and an immediate dilution of $23.08 per share to new investors. The following table illustrates the per share dilution:



Assumed initial public offering price per share......................                 $    16.50
Negative net tangible book value per share as of January 29, 1994,
  before the Offerings and the Recapitalization......................  $   (20.43)
Increase in net tangible book value per share attributable to new
investors(1).........................................................       13.85
                                                                       ----------
Pro forma net tangible book value per share after the Offerings......                      (6.58)
                                                                                      -----------
Dilution per share to new investors(2)...............................                 $    23.08
                                                                                      ----------
                                                                                      ----------

- - ---------------
(1) Determined after deducting the underwriting discounts, estimated offering expenses and effects of the nonrecurring extraordinary charges resulting from the Recapitalization. See "Unaudited Pro Forma Consolidated Financial Data".

(2) Dilution is determined by subtracting the pro forma net tangible book value per share after completion of the Offerings from the initial public offering price paid by a new investor for a share of Common Stock.

                       USE OF PROCEEDS AND CONSOLIDATION


     The net proceeds from the Offerings (estimated to be approximately $311.8 million) will be used, together with $653.7 million of borrowings from the total available funds of $775 million under the New Credit Facilities, as described under "New Credit Facilities", to effect a defeasance and redemption, or repayment of the preferred stock and indebtedness described below.

     The consummation of the Offerings and the borrowings under the New Credit Facilities are conditioned upon each other and upon the simultaneous prepayment or defeasance and irrevocable notice of redemption of the indebtedness and preferred stock listed below at a total cost of approximately $1,048.5 million, including interest or dividends accrued to June 15, 1994 and applicable redemption premiums, and defeasance costs, and excluding fees and expenses of $31.8 million.

     The following table sets forth a summary of the estimated sources and anticipated uses of funds in the Recapitalization:



                                                                               (IN MILLIONS)
                                                                               --------------
                              SOURCES OF FUNDS
  Sale of Common Stock in the Offerings(1)...................................   $      311.8
  Borrowings under the New Credit Facilities.................................          653.7
  Available cash.............................................................          114.8
                                                                               --------------
       Total.................................................................   $    1,080.3
                                                                               --------------
                                                                               --------------
                                USES OF FUNDS
  Repayment of indebtedness outstanding under a subsidiary credit facility...   $      122.6
  Defeasance and redemption of:
     Merger Preferred Stock..................................................          162.9
     Series A Preferred Stock................................................           45.1
     Intermediate Preferred Stock............................................            0.1
     14% Subordinated PIK Bridge Notes due December 2, 1996 (which were not
       exchanged for Common Stock)...........................................            9.7
     7 1/2%/10% Debentures due January 31, 2005..............................          138.7
     11 7/8% Debentures due June 1, 2001.....................................          347.4
     15% Notes due May 1, 1995...............................................          137.4
     11 3/8% Debentures due May 1, 1997......................................           24.5
     Miscellaneous indebtedness..............................................           24.1
     Accrued interest and dividends as of June 15, 1994......................           13.8
     Redemption premiums.....................................................           13.4
     Defeasance costs........................................................            8.8
     Fees and expenses(2)....................................................           31.8
                                                                               --------------
       Total.................................................................   $    1,080.3
                                                                               --------------
                                                                               --------------

- - ---------------
(1) The net proceeds to the Company from the sale of Common Stock in the Offerings are computed based on an assumed initial public offering price of $16.50 per share (the midpoint of the estimated range of the initial public offering price) less underwriting discounts.

(2) Includes bank commitment, financial advisory, legal and accounting fees and other expenses incurred in connection with the Recapitalization, but excludes the underwriting discount.

     In connection with the Recapitalization, and prior to the consummation of the Offerings, Collins & Aikman Holdings II Corporation ("Holdings II"), currently the sole stockholder of the Company, will be merged into the Company. Concurrently, Collins & Aikman Group, Inc., the Company's wholly owned subsidiary ("Group"), will be merged into its wholly owned subsidiary, formerly called Collins & Aikman Corporation ("C&A Co."). These mergers are referred to herein as the "Consolidation".

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company and its subsidiaries (i) at January 29, 1994 and (ii) as adjusted to give effect to the Recapitalization and the application of the proceeds of the Offerings as if the Recapitalization had occurred as of January 29, 1994. This table should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. See "Use of Proceeds and Consolidation" and "Pro Forma Financial Data".

                                                                                                         JANUARY 29, 1994
                                                                                                     -------------------------
                                                                                                       ACTUAL     AS ADJUSTED
                                                                                                     ----------  -------------
                                                                                                          (IN THOUSANDS)
Short-Term Debt....................................................................................  $    3,789   $     3,789
Current Portion of Long-Term Debt(1)...............................................................      25,895           316
                                                                                                     ----------  -------------
  Total............................................................................................  $   29,684   $     4,105
                                                                                                     ----------  -------------
                                                                                                     ----------  -------------
Long-Term Debt (excluding current portion):(1)
  New Credit Facilities............................................................................  $   --       $   643,837
  Senior Indebtedness..............................................................................     245,504         2,954
  Senior Subordinated Indebtedness.................................................................     300,882       --
  Subordinated Indebtedness........................................................................     159,413       --
  PIK Notes........................................................................................     191,860       --
                                                                                                     ----------  -------------
    Total Long-Term Obligations....................................................................     897,659       646,791
                                                                                                     ----------  -------------
Redeemable Preferred Stock of Subsidiary(2)........................................................         313       --
Redeemable Preferred Stock(2)......................................................................     122,368       --
Stockholders' Deficit:
  Common Stock(3)..................................................................................         350           667
  Other Paid-In Capital(3).........................................................................     160,249       639,138
  Accumulated Deficit(4)...........................................................................    (849,337)   (1,048,537)
  Foreign Currency Translation Adjustments.........................................................      (5,735)       (5,735)
  Pension Equity Adjustment........................................................................      (7,747)       (7,747)
                                                                                                     ----------  -------------
    Total Stockholders' Deficit....................................................................    (702,220)     (422,214)
                                                                                                     ----------  -------------
Total Capitalization...............................................................................  $  318,120   $   224,577
                                                                                                     ----------  -------------
                                                                                                     ----------  -------------

- - ---------------

      (1)  Reflects (i) the redemption or repayment of an aggregate book amount of $737,578 of outstanding indebtedness utilizing the net proceeds of the Offerings and borrowings of $643,837 under the New Credit
           Facilities and (ii) the exchange of the PIK Notes for common stock as follows:
           Debt Extinguished:
             Subsidiary Credit Facility....................................................................  $  137,129
             7 1/2%-10% Senior Debentures (face value $138,694 net of discount of $33,397).................     105,297
             11 7/8% Senior Subordinated Debentures (face value $347,414 net of discount of $46,532).......     300,882
             15% Subordinated Notes (face value $137,359 net of discount of $298)..........................     137,061
             11 3/8% Subordinated Debentures (face value $24,500 net of discount of $2,148)................      22,352
             PIK Notes ($9,154 redeemed and $182,706 exchanged for Common Stock)...........................     191,860
             Miscellaneous Debt............................................................................      25,703
                                                                                                             ----------
                 Debt Extinguished.........................................................................     920,284
           New Credit Facilities...........................................................................    (643,837)
                                                                                                             ----------
                 Reduction in Outstanding Indebtedness.....................................................  $  276,447
                                                                                                             ----------
                                                                                                             ----------
           Allocated to:
             Current Portion...............................................................................      25,579
             Long-term Portion.............................................................................     250,868
                                                                                                             ----------
                                                                                                             $  276,447
                                                                                                             ----------
                                                                                                             ----------

      (2) Reflects the redemption of the Intermediate Preferred Stock of Group, Series A Preferred Stock of Group and the Merger Preferred Stock with an aggregate book value of $122,681 with funds provided by the Recapitalization.
      (3) The as adjusted amounts reflect the issuance of 20,000 shares of Common Stock in connection with the Offerings and the exchange of the PIK Notes for shares of Common Stock. The increases reflect (i) $296,500 for shares of Common Stock to be sold in the Offerings, net of discounts and commissions and associated expenses and (ii) $182,706 on exchange of PIK Notes for shares of Common Stock.
      (4) Reflects charges for (i) write-off of deferred debt expense of $13,079; (ii) loss incurred in connection with the refinancing of existing indebtedness in the amount of $94,451 and (iii) premiums paid in connection with the redemption of the Preferred Stock of Subsidiary and the Redeemable Preferred Stock in the amount of $91,670.

                            SELECTED FINANCIAL DATA


     The following table sets forth selected consolidated financial information for the Company at and for each of the five years indicated. Such selected consolidated financial information has been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen & Co. The statement of operations and balance sheet data have been restated to reflect discontinued operations (see Note 6 to the Consolidated Financial Statements). As a result of an acquisition in 1991, and the recognition of a cumulative adjustment in 1991 to adopt the accrual basis of accounting for postretirement benefits (see Notes 3 and 13 to Consolidated Financial Statements), the financial information set forth below is not comparable for the periods presented and should not be considered indicative of current or future operations or income.


     The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.


                                                                              YEAR ENDED
                                                 --------------------------------------------------------------------
                                                 JANUARY 29,   JANUARY 30,   JANUARY 25,   JANUARY 26,   JANUARY 27,
                                                     1994        1993(1)         1992          1991          1990
                                                 ------------  ------------  ------------  ------------  ------------
                                                                            (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Net sales:
    Automotive Products(2).....................  $    677,867  $    643,827  $    610,325  $    657,404  $    661,749
    Interior Furnishings(2)....................       407,201       391,778       336,773       339,528       358,988
    Wallcoverings(2)...........................       220,449       241,895       237,218       235,471       255,705
                                                 ------------  ------------  ------------  ------------  ------------
       Total Net Sales.........................  $  1,305,517  $  1,277,500  $  1,184,316  $  1,232,403  $  1,276,442
                                                 ------------  ------------  ------------  ------------  ------------
                                                 ------------  ------------  ------------  ------------  ------------
  Gross profit.................................  $    309,727  $    299,027  $    257,499  $    270,782  $    262,121
  Selling, general and administrative
    expenses...................................       199,361       222,143       206,392       195,800       213,417
  Management equity plan expense...............        26,736            --            --            --            --
  Restructuring costs..........................            --        10,000            --        17,275            --
  Goodwill write-off...........................       129,854            --            --            --            --
                                                 ------------  ------------  ------------  ------------  ------------
  Operating income (loss)......................  $    (46,224) $     66,884  $     51,107  $     57,707  $     48,704
  Interest expense, net(3).....................       111,291       110,867       107,974       106,099       136,292
  Loss from continuing operations before income
    taxes......................................      (162,048)      (48,497)      (61,382)      (52,907)      (92,102)
  Loss from continuing operations after income
    taxes......................................      (173,325)      (45,341)      (73,336)      (57,386)      (97,036)
  Loss before extraordinary items..............      (277,664)     (263,658)      (89,701)      (86,983)     (142,913)
  Net loss.....................................      (277,664)     (263,658)     (133,810)      (57,908)      (15,435)
BALANCE SHEET DATA:
  Total assets.................................  $    918,825  $  1,141,434  $  1,300,304  $  1,412,790  $  1,777,339
  Long-term debt (including current
    maturities)................................       923,554       982,205       941,838       930,065     1,123,325
  Redeemable preferred stock...................       122,368        98,602        79,754        69,240        73,711
  Common stockholders' equity (deficit)........      (702,220)     (421,460)     (130,921)       18,821        81,075
OTHER DATA (FROM CONTINUING OPERATIONS):
  EBITDA(4)....................................  $    155,374  $    118,748  $     98,708  $    106,067  $     97,072
  Capital expenditures.........................        44,923        37,914        38,928        42,885        44,872
  Depreciation.................................        42,232        45,463        43,899        42,532        44,570

- - ---------------
(1) Fiscal 1992 was a 53-week year.

(2) The Company's business segments have been redefined from those presented in previous filings. See Note 18 to the Consolidated Financial Statements.

(3) Excludes amounts related to discontinued operations of $18.9 million in 1993, $23.0 million in 1992 and $25.1 million in 1991.

(4) EBITDA reflects the Company's ability to satisfy principal and interest obligations with respect to its indebtedness and to utilize cash for other purposes. In addition, certain covenants in the New Credit Facilities are based upon calculations using EBITDA. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principals.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following Unaudited Pro Forma Consolidated Statement of Operations for the year ended January 29, 1994 and Unaudited Pro Forma Consolidated Balance Sheet as of January 29, 1994 (collectively, the "Pro Forma Statements") were prepared to illustrate the estimated effects of (i) the Recapitalization and
(ii) the elimination of certain Non-Recurring Charges. The Unaudited Pro Forma Consolidated Statement of Operations for the year ended January 29, 1994 presents the results of operations of the Company as if the Recapitalization had occurred as of the beginning of the year ended January 29, 1994 and the Non-Recurring Charges had not been incurred during the year. The Unaudited Pro Forma Consolidated Balance Sheet as of January 29, 1994 reflects the impact of the Recapitalization as if it had occurred on that date.

     The Pro Forma Statements are presented for informational purposes only and are based on currently available information and upon certain assumptions that management believes are reasonable under the circumstances.


     The Pro Forma Statements and accompanying footnotes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus. THE PRO FORMA STATEMENTS DO NOT PURPORT TO REPRESENT WHAT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD ACTUALLY HAVE BEEN IF THE RECAPITALIZATION HAD OCCURRED IMMEDIATELY PRIOR TO, AND THE NON-RECURRING CHARGES HAD NOT BEEN INCURRED DURING THE PERIOD INDICATED BELOW, OR TO PROJECT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS AT ANY FUTURE DATE OR FOR ANY FUTURE PERIOD.


            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED JANUARY 29, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             AS ADJUSTED FOR
                                                                    ---------------------------------
                                                                          THE          NON-RECURRING
                                                        ACTUAL      RECAPITALIZATION      CHARGES        PRO FORMA
                                                    --------------  ----------------  ---------------
Net sales.........................................  $    1,305,517    $    --          $    --         $    1,305,517
                                                    --------------                                     --------------
Cost of goods sold................................         995,790         --               --                995,790
Selling, general and administrative expenses......         199,361          (3,000)(a)        (7,476)(e)      188,885
Goodwill write-off................................         129,854         --               (129,854)(f)       --
Management equity plan expense....................          26,736         --                (26,736)(g)       --
                                                    --------------  ----------------  ---------------  --------------
                                                         1,351,741          (3,000)         (164,066)       1,184,675
Operating income (loss)...........................         (46,224)          3,000           164,066          120,842
Interest expense, net.............................         111,291         (79,620)(b)       --                31,671
Dividends on preferred stock of subsidiary........           4,533          (4,533)(c)       --              --
                                                    --------------  ----------------  ---------------  --------------
Income (loss) from continuing operations before
  income taxes....................................        (162,048)         87,153           164,066           89,171
Income taxes......................................          11,277          (1,200)(d)       --                10,077
                                                    --------------  ----------------  ---------------  --------------
Income (loss) from continuing operations..........        (173,325)         88,353           164,066           79,094
Preferred stock dividends and accretion...........          23,723         (23,723)(c)       --              --
                                                    --------------  ----------------  ---------------  --------------
Income (loss) available for common stock..........  $     (197,048)   $    112,076     $     164,066   $       79,094
                                                    --------------  ----------------  ---------------  --------------
                                                    --------------  ----------------  ---------------  --------------
Average common shares outstanding.................          35,035(h)                                          66,711(h)
Income (loss) from continuing operations per share
  of common stock.................................  $        (5.62)                                    $         1.19

     The following are included in the Unaudited Pro Forma Consolidated Statement of Operations for 1993:

            Depreciation...............................................................  $   42,232
            Amortization of deferred debt expense......................................       2,082

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED JANUARY 29, 1994
                                 (IN THOUSANDS)

     The following adjustments reflect the effects of the Recapitalization:

      (a)  Management and financial advisory fees payable to the Managers-Advisors will be reduced by $3,000 per annum effective as of the consummation of the Offerings in accordance with the Stockholders Agreement.
      (b)  Assumes the following related to interest expense:


(i)        The $330,000 gross proceeds from the sale of 20,000 shares at an assumed initial public offering price of $16.50 per share, net of underwriting discounts and other costs of the Offerings of
           $33,500, the $643,837 of borrowings under the New Credit Facilities and the $71,373 of existing cash to be used to retire existing debt securities and to repay a subsidiary credit facility and certain miscellaneous debt (excluding $182,706 of the PIK Notes) and to pay all premiums and fees associated with such retirements,
(ii)       All but $9,154 of principal amount of PIK Notes will be exchanged for shares of Common Stock;
(iii)      A base interest rate of 3.25% (average LIBOR in effect during the year) has been utilized assuming a weighted average credit spread of 1.60% in calculating the pro forma interest on borrowings under the New Credit Facilities. A 0.5% change in the interest rate on the New Credit Facilities would result in changes to pro forma interest expense of $3,400.
(iv)       The pro forma adjustments to interest expense consist of the following:



      (1)  Elimination of interest related to:
           Subsidiary credit facility.................................................  $    (9,161)
           7 1/2%-10% Debentures......................................................      (14,852)
           11 7/8% Debentures.........................................................      (41,531)
           15% Notes..................................................................      (20,749)
           11 3/8% Debentures.........................................................       (3,262)
           14% PIK Notes..............................................................      (25,185)
           Miscellaneous debt (net of interest income eliminated).....................       (4,947)
      (2)  Elimination of deferred debt expense related to indebtedness described in
             (1) above................................................................       (4,034)
      (3)  Interest allocated to discontinued operations..............................       13,100
                                                                                        -----------
                Interest eliminated from continuing operations........................     (110,621)
      (4)  Interest on New Credit Facilities (net of interest income of $1,236).......       28,919
      (5)  Amortization of deferred debt expense related to the New Credit
           Facilities.................................................................        2,082
                                                                                        -----------
                                                                                        $   (79,620)
                                                                                        -----------
                                                                                        -----------



      (c)  The elimination of (i) dividends related to Series A Preferred Stock in the amount of $4,533, (ii)
           dividends related to the Redeemable Preferred Stock in the amount of $22,107 and (iii) amortization of the discount related to the Redeemable Preferred Stock in the amount of $1,616 all of which are to be redeemed as part of the Recapitalization.
      (d)  Represents a $1,200 reduction of state and foreign income taxes due to increased borrowings in Canada in connection with the Recapitalization.

The following adjustments reflect the elimination of the Non-Recurring Charges related to:
      (e)  A reduction in selling, general & administrative expenses for: (i) goodwill amortization of $2,776 recorded for nine months prior to the Company's write-off of goodwill in the third quarter ended October
           30, 1993 and (ii) post-retirement medical plan costs which were $4,700 higher, on an annual basis, than expected in future periods due to the implementation of changes in plan provisions which were effective
           April 1, 1994.
      (f)  Write-off of goodwill in the amount of $129,854, which occurred at October 30, 1993.
      (g)  Compensation expense related to the 1993 Plan effective as of January 28, 1994.
      (h)  Includes (i) shares currently outstanding, (ii) shares to be issued in the Offerings, and (iii) shares to be issued in exchange for the PIK Notes.



Note: The Unaudited Pro Forma Consolidated Statement of Operations for the year ended January 29, 1994 does not include (i) non-recurring extraordinary charges estimated to be approximately $107,530 representing, in the aggregate, (x) premiums paid in connection with redemption of existing debt securities and (y) the write-off of unamortized deferred financing charges related to the repayment of a subsidiary credit facility and certain miscellaneous debt and (ii) a reduction of retained earnings and income available for common stock of $91,670 representing the difference between the respective redemption prices of the Series A Preferred Stock and the Redeemable Preferred Stock of $214,351, in the aggregate, and their aggregate carrying value of $122,681.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             AS OF JANUARY 29, 1994
                                 (IN THOUSANDS)



                                                                          AS ADJUSTED FOR THE
                                                              ACTUAL        RECAPITALIZATION       PRO FORMA
                                                          --------------  --------------------  ---------------
  Assets
Current assets
  Cash and cash equivalents.............................  $       81,373     $      (71,373)(a) $        10,000
  Accounts and notes receivable, net....................         200,368           --                   200,368
  Inventories...........................................         176,062           --                   176,062
  Other.................................................          48,397           --                    48,397
                                                          --------------  --------------------  ---------------
       Total current assets.............................         506,200            (71,373)            434,827
Property, plant & equipment, net........................         292,600           --                   292,600
Other assets............................................         120,025            (66,579)(b)          53,446
                                                          --------------  --------------------  ---------------
                                                          $      918,825     $     (137,952)    $       780,873
                                                          --------------  --------------------  ---------------
                                                          --------------  --------------------  ---------------
  Liabilities and Stockholders' Deficit
Current liabilities:
  Notes payable.........................................  $        3,789     $     --           $         3,789
  Current maturities of long-term debt..................          25,895            (25,579)(c)             316
  Accounts payable......................................          85,591           --                    85,591
  Accrued expenses......................................         142,351            (18,830)(d)         123,521
  Other.................................................           2,671           --                     2,671
                                                          --------------  --------------------  ---------------
       Total current liabilities........................         260,297            (44,409)            215,888
Long-term debt..........................................         897,659           (250,868)(c)         646,791
Deferred income taxes...................................             640           --                       640
Other, including postretirement benefit obligation......         339,768           --                   339,768
Redeemable preferred stock of subsidiary................             132               (132)(e,h)       --
Preferred stock of subsidiary...........................             181               (181)(e,h)       --
Redeemable preferred stock..............................         122,368           (122,368)(e,h)       --
Common stock............................................             350                317(f)              667
Other paid-in capital...................................         160,249            478,889(f)          639,138
Accumulated deficit.....................................        (849,337)          (199,200)(g)      (1,048,537)
Foreign currency translation adjustments................          (5,735)          --                    (5,735)
Pension equity adjustment...............................          (7,747)          --                    (7,747)
                                                          --------------  --------------------  ---------------
       Total common stockholders' deficit...............        (702,220)           280,006            (422,214)
                                                          --------------  --------------------  ---------------
                                                          $      918,825     $     (137,952)    $       780,873
                                                          --------------  --------------------  ---------------
                                                          --------------  --------------------  ---------------

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             AS OF JANUARY 29, 1994
                                 (IN THOUSANDS)

      (a)  Reflects the amount of existing cash to be used in the Recapitalization.
      (b)  Reflects (i) the impact of recording additional deferred debt expense of $16,500 associated with the New
           Credit Facilities, (ii) the write-off of $13,079 deferred debt expenses related to the indebtedness retired and (iii) collection of a senior unsecured bridge note of $70,000.
      (c)  Reflects (i) the retirement or repayment of an aggregate book amount of $737,578 of outstanding indebtedness utilizing a portion of the net proceeds of the Offerings and borrowings of $643,837 under the New Credit Facilities and (ii) the exchange of the PIK Notes for Common Stock as follows:

           Debt Extinguished:
             Subsidiary credit facility...................................................  $    137,129
             7 1/2%-10% Debentures (face value $138,694 net of discount of $33,397).......       105,297
             11 7/8% Debentures (face value $347,414 net of discount of $46,532)..........       300,882
             15% Notes (face value $137,359 net of discount of $298)......................       137,061
             11 3/8% Debentures (face value $24,500 net of discount of $2,148)............        22,352
             14% PIK Notes ($9,154 redeemed and $182,706 exchanged for Common Stock)......       191,860
             Miscellaneous Debt...........................................................        25,703
                                                                                            ------------
                  Debt Extinguished.......................................................       920,284
           New Credit Facilities..........................................................      (643,837)
                                                                                            ------------
                  Reduction in Outstanding Indebtedness...................................  $    276,447
                                                                                            ------------
                                                                                            ------------
           Allocated to:
             Current portion..............................................................        25,579
             Long-term debt...............................................................       250,868
                                                                                            ------------
                                                                                            $    276,447
                                                                                            ------------
                                                                                            ------------


      (d)  Reflects the payment of accrued interest and dividends in the amount of $18,830.
      (e)  Reflects the redemption of the Intermediate Preferred Stock of Group, Series A Preferred Stock of Group
           and the Redeemable Preferred Stock with an aggregate book value of $122,681 with funds provided by the
           Recapitalization.
      (f)  Reflects the issuance of 20,000 shares of Common Stock in connection with the Offerings and the exchange of the PIK Notes for shares of Common Stock. Increases reflect (i) $296,500 for shares of Common Stock to be sold in the Offerings, net of discounts and commissions and associated expenses and (ii) $182,706 on exchange of PIK Notes for shares of Common Stock.
      (g)  Reflects charges for (i) write-off of deferred debt expense and debt discounts of $95,455, (ii) premiums paid in connection with the redemption of existing indebtedness in the amount of $12,075 and (iii)
           premiums paid in connection with the redemption of the preferred stock of subsidiary and the Redeemable
           Preferred Stock in the amount of $91,670.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto, included elsewhere in this Prospectus.

GENERAL

     After the 1988 Acquisition, the Company implemented a restructuring plan designed to focus on certain businesses in which it enjoyed a competitive advantage and to eliminate unnecessary corporate overhead. The Company accordingly divested 27 business units which in 1988 contributed 73% of net sales. The aggregate proceeds from these divestitures were $1,643 million, and enabled the Company to reduce total indebtedness from $2,483 million at December 8, 1988 to $927.3 million at the end of 1993. In addition, the Company reduced and consolidated corporate staffs. Throughout this period, the Company made substantial investments to enhance the competitive position of its three continuing business segments and to strengthen its position as a low-cost producer.

     The Company's continuing business segments consist of Automotive Products, Interior Furnishings and Wallcoverings. The Company's 1993 net sales were $1,305.5 million, with approximately $677.9 million (51.9%) in Automotive Products, $407.2 million (31.2%) in Interior Furnishings, and $220.4 million (16.9%) in Wallcoverings.

     The industries in which the Company competes are cyclical. Automotive Products is influenced by the level of North American vehicle production. Interior Furnishings is primarily influenced by the level of residential, institutional and commercial construction and renovation. Wallcoverings is also influenced by construction, renovation and trends in home remodeling.

     During 1993, the Company disposed of several businesses and reclassified one subsidiary as a continuing business. Accordingly, the Company's 1993 financial statements reflect (i) the sale of the Engineering Group, (ii) the disposition of Builders Emporium, (iii) the sale of Kayser-Roth Corporation ("Kayser-Roth"), and (iv) the decision to retain Dura Convertible Systems ("Dura"). The results of the Engineering Group, Builders Emporium and Kayser-Roth are classified as discontinued operations for all periods. The results of Dura are now classified in Automotive Products and prior reporting periods have been restated to reflect Dura as a continuing operation. As a result of the foregoing, this discussion is not comparable to the previous discussions of the Company's operations. See Note 6 to Consolidated Financial Statements.

     The Company reclassified its industry segments during 1993 to realign its products based on primary customer groups. Businesses related to the automotive industry which were part of Specialty Textiles have been reclassified as Automotive Products. The decorative fabrics and floorcoverings businesses have been reclassified as Interior Furnishings. Previously, the floorcovering business was part of the Specialty Textiles segment. Wallcovering products which were previously part of the Home Furnishing segment have been reclassified as Wallcoverings. Industry segment information has been restated for the years 1992 and 1991. See Note 18 to the Consolidated Financial Statements.

1993 COMPARED TO 1992

  NET SALES

     Net sales increased 2.2% to $1,305.5 million in 1993 (a 52-week year) from $1,277.5 million in 1992 (a 53-week year). The overall increase in net sales reflected improvement in Automotive Products and Interior Furnishings offset by a decrease in net sales at Wallcoverings.

     Automotive Products net sales increased 5.3% in 1993 to $677.9 million. Net sales growth increased, primarily during the second half of 1993, due to a number of factors. First, growth in the North American vehicle build accelerated due in part to increased production by the Transplants. Second, the Company won placement of its products on a number of new and existing vehicle lines in 1993. For example, the Company was awarded the automotive fabric order for the Ford Explorer and displaced one of its bodycloth competitors on the General Motors "W" and "N" body lines. Third, the Company continued to benefit from increasing sales content per vehicle. For example, in 1993 General Motors' Cadillac division began using the Company's technically advanced "foam-in-place" carpet system, which provides significant acoustical benefits and sells at a significantly higher price than traditional molded floor carpet. These factors were offset by OEM model changeovers of certain key models during the second quarter.

     Interior Furnishings' net sales increased 3.9% in 1993 to $407.2 million. The increase in net sales was attributable to an industry-wide strengthening of furniture sales in 1993 (somewhat offset by an industry-wide decline in sales volume during the third quarter of 1993) and increased sales of the Company's patented Powerbond RS(R) floorcovering products. Net sales increased by 5.6% at both Mastercraft, which represents 66.0% of Interior Furnishings' sales, and Floorcoverings due largely to volume increases.

     Wallcoverings' net sales decreased 8.9% in 1993 to $220.4 million. The decrease in sales was due primarily to the consolidation of certain product distribution channels and to Wallcoverings' downsizing program. In the fourth quarter, management responded to these reduced sales by aggressively rebuilding independent retailer ("dealer") shelf space. As a result, sample book placements in the dealer market increased.

  OPERATING EXPENSES

     Total operating expenses were $1,351.7 million and $1,210.6 million in 1993 and 1992, respectively, including $38.3 million ($26.7 million of which was a one-time charge related to the 1993 Plan) and $24.4 million of unallocated corporate expenses, respectively. Operating expenses allocated to the Company's three business segments totaled $1,313.5 million and $1,186.2 million in 1993 and 1992, respectively. These operating expenses in 1993 included certain non-recurring charges relating to (i) the write-off of goodwill in the amount of $129.9 million in the quarter ended October 30, 1993, (ii) goodwill amortization of $2.8 million for the nine months prior to the write-off of goodwill, and
(iii) post-retirement medical plan costs, which were $4.7 million higher, on an annual basis, than expected in future periods due to changes in plan provisions which became effective April 1, 1994. Operating expenses in 1992 included (i) $10.0 million of charges relating to Wallcoverings' downsizing program (ii) $3.7 million of goodwill amortization and (iii) post-retirement medical plan costs, which were $5.0 million higher, on an annual basis, than expected in future periods due to changes in plan provisions which became effective April 1, 1994. See Notes 4 and 5 to the Consolidated Financial Statements.

     Excluding the goodwill write-off in 1993 and the restructuring charges in 1992, 1993 operating expenses allocated to the segments were $1,183.6 million or 90.7% of sales compared to $1,176.2 million or 92.1% of sales in 1992. This is the result of the allocation of fixed costs over a larger sales volume, improved manufacturing productivity, and continuing cost reduction initiatives at both the operating and corporate level.

     At the end of the third quarter of 1993, the Company recorded a restructuring charge of $24.0 million, principally related to the write-down of certain surplus or under-utilized assets of Automotive Products and Wallcoverings and to provide for the obsolescence of certain manufacturing processes as a result of shifts in customer demand. During the fourth quarter of 1993 management reevaluated its plan to restructure these manufacturing facilities. Based on changes in product mix and underlying improvement in certain of the Company's businesses, management has concluded that the assets and facilities identified previously can be utilized at a level of production that would not result in the impairment of the asset values. Accordingly, in the fourth quarter of 1993 management has revised its estimate and reversed these charges.

  INTEREST EXPENSE

     Interest expense for continuing operations, net of interest income of $4.4 million in 1993 and $4.0 million in 1992, increased to $111.3 million during 1993 compared to $110.9 million in 1992. Interest expense, including amounts allocated to discontinued operations and excluding interest income, decreased to $135.1 million during 1993 compared to $138.3 million in 1992. The decrease in interest expense was due to the additional week in 1992 and a reduction in the Company's weighted average interest rate.

  INCOME TAXES

     In 1993 income taxes of $11.2 million consisted of foreign and state taxes. This amount compares with a 1992 tax benefit of $3.2 million which was comprised of a foreign and state tax provision of $3.5 million offset by a Federal tax benefit of approximately $6.7 million.

  DISCONTINUED OPERATIONS

     The Company's loss from discontinued operations was $104.4 million for 1993 and $218.3 million for 1992, including losses on disposals of $99.6 million and $168.0 million, respectively.

     The 1993 loss is primarily attributable to the $125.5 million additional charge arising from the Company's determination as of the end of the second quarter of 1993 that it would be unable to sell Builders Emporium as an ongoing entity. This was offset by a $28.1 million gain on the sale of Kayser-Roth. The 1992 loss reflected primarily the expected losses on the anticipated sale of Builders Emporium.

  NET INCOME

     The combined effect of the foregoing resulted in a net loss of $277.7 million in 1993 compared to a net loss of $263.7 million in the prior year.

PRO FORMA 1993 COMPARED TO PRO FORMA 1992

     Cost of goods sold and selling, general and administrative expenses allocated to the three business segments in 1993 and 1992 included certain non-recurring charges. Management believes that the pro forma operating income figures are more illustrative of the Company's performance. As illustrated below, pro forma operating income prior to these charges for each of the Company's three business segments increased in 1993 compared to 1992. Between 1992 and 1993, pro forma segment operating margins increased to 10.3% from 8.8% in Automotive Products, to 11.2% from 10.1% in Interior Furnishings and to 6.3% from 5.5% in Wallcoverings.


                                          AUTOMOTIVE PRODUCTS   INTERIOR FURNISHINGS
                                                                                         WALLCOVERINGS              TOTAL
                                          --------------------  --------------------  --------------------  ----------------------
                                            1993       1992       1993       1992       1993       1992        1993        1992
                                          ---------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
                                                                               (IN MILLIONS)
Net sales...............................  $   677.9  $   643.8  $   407.2  $   391.8  $   220.4  $   241.9  $  1,305.5  $  1,277.5
Segment operating income(1).............  $    (2.3) $    52.7  $    12.2  $    37.5  $   (17.9) $     1.1        (8.0)       91.3
Goodwill write-off......................       68.4         --       31.6         --       29.9         --       129.9          --
Restructuring charges...................         --         --         --         --         --       10.0          --        10.0
                                          ---------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
Segment operating income before
  restructuring charges and the
  write-off of goodwill.................       66.1       52.7       43.8       37.5       12.0       11.1       121.9       101.3
Goodwill amortization...................        1.5        1.9        0.7        0.9        0.6        0.9         2.8         3.7
Prospective post-retirement medical plan
  changes...............................        2.2        2.3        1.3        1.3        1.2        1.4         4.7         5.0
                                          ---------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
Pro forma operating income(2)...........  $    69.8  $    56.9  $    45.8  $    39.7  $    13.8  $    13.4  $    129.4  $    110.0
                                          ---------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ----------  ----------
Pro forma operating margin..............       10.3%       8.8%      11.2%      10.1%       6.3%       5.5%        9.9%        8.6%

- - ---------------
(1) See Note 18 to the Consolidated Financial Statements.

(2) Excludes $8.6 million and $21.4 million of unallocated pro forma corporate
    expense in 1993 and     1992, respectively.


1992 COMPARED TO 1991

  NET SALES

     Net sales increased 7.9% to $1,277.5 million in 1992 (a 53-week year) from $1,184.3 million in 1991 (a 52-week year).

     Automotive Products net sales increased 5.5% to $643.8 million in 1992 from $610.3 million in 1991, reflecting the impact of a modest increase in the North American vehicle build as well as an improvement in Automotive Products' product mix. The molded carpet product line experienced the largest net sales increase.

     Interior Furnishings net sales increased 16.3% to $391.8 million in 1992 from $336.8 million in 1991 principally due to two factors. First, 1992 net sales reflected the full year impact of the acquisition of Doblin, a manufacturer of high-end Jacquard fabric, in the third quarter of 1991, as well as substantial incremental sales volume from the full utilization of excess Doblin manufacturing capacity. Second, Floorcoverings' sales increased 17.7% primarily attributable to restyled product offerings.

     Wallcoverings net sales increased 2.0% to $241.9 million in 1992 from $237.2 million in 1991. The net sales increase reflected a combination of two offsetting factors. During the first quarter of 1992, the Company benefited from the increase in industry demand for wallcoverings. However, this increase was offset by reduced sales due primarily to Wallcoverings' efforts during 1992 to consolidate certain distribution channels and its downsizing program.

  OPERATING EXPENSES

     Total operating expenses were $1,210.6 million and $1,133.2 million in 1992 and 1991, respectively, including $24.4 million and $26.7 million of unallocated corporate expense. Operating expenses allocated to the Company's three business segments totaled $1,186.2 million and $1,106.5 million in 1992 and 1991, respectively. Operating expenses in 1992 included $10.0 million of restructuring costs. Prior to these charges, 1992 operating expenses allocated to the segments were $1,176.2 million or 92.1% of sales, versus $1,106.5 million or 93.4% of sales in 1991, representing a 1.3 percentage point improvement.

  RESTRUCTURING CHARGES

     In 1992, the Company reevaluated the distribution methods as well as certain manufacturing and product lines in Wallcoverings. This reevaluation resulted in a restructuring charge of $10.0 million for the closure of certain manufacturing facilities. Of this amount, $2.7 million related to asset writedowns and $7.3 million related to the consolidation of Wallcoverings' operations.

  INTEREST EXPENSE

     Interest expense for continuing operations, net of interest income of $4.0 million in 1992 and $7.3 million in 1991, increased to $110.9 million during 1992 compared to $108.0 million in 1991. Interest expense, including amounts allocated to discontinued operations and excluding interest income, decreased to $138.3 million during 1992 compared to $141.5 million in 1991 principally as a result of the reduction in the Company's weighted average cost of borrowings.

  INCOME TAXES

     The Company's 1992 tax benefit of $3.2 million includes a foreign and state tax provision of $3.5 million, offset by a Federal tax benefit of approximately $6.7 million. In 1991, income taxes of $12.0 million consisted of foreign and state taxes of $11.7 million and Federal income taxes of $0.3 million.

  DISCONTINUED OPERATIONS

     As previously discussed, loss from discontinued operations, net of taxes and including loss on disposals, was $218.3 million in 1992 compared to the loss from discontinued operations of $16.4 million in 1991. The 1992 loss reflected the expected losses on the anticipated sales of Builders Emporium and the Engineering Group. The 1991 loss was attributable to the discontinuation of the remaining businesses of Wickes Manufacturing.

  EXTRAORDINARY ITEM AND CHANGE IN ACCOUNTING

     Loss on early retirement of indebtedness, net of taxes, was $1.8 million in 1991. See Note 11 to the Consolidated Financial Statements.

     The cumulative effect on prior years of the change in accounting for post-retirement benefits other than pensions was $42.3 million in 1991. See Note 13 to the Consolidated Financial Statements.

  NET INCOME

     The combined effect of the foregoing resulted in a net loss of $263.7 million in 1992 compared to a net loss of $133.8 million in 1991.

LIQUIDITY AND CAPITAL RESOURCES

     At January 29, 1994, the Company and its subsidiaries had cash and cash equivalents totaling $81.4 million compared to $83.7 million at January 30, 1993. Included in cash and cash equivalents at January 29, 1994 was $69.8 million held by Group. An additional $8.6 million was held by Group's

C&A Co. subsidiary. The Company's principal sources of funds are cash generated from operating activities and borrowings under bank credit facilities. Net cash provided by the operating activities of its continuing operations in 1993 was $22.9 million. C&A Co. had $54.8 million of borrowing availability under a credit facility. Based on financial covenants in that credit facility, approximately $47 million could be paid to Group as a dividend. The Company's Canadian subsidiaries had $8.5 million of borrowing availability under a bank demand line of credit. Restrictions on the payment of dividends contained in various debt agreements of Group prevented the payment of dividends by Group to the Company in 1993 and 1992. See Note 11 to Consolidated Financial Statements.

     During 1993, the Company sold Kayser-Roth for approximately $170 million, including a $70 million senior unsecured bridge note. The Company's Engineering Group, which was discontinued in 1992, was sold during 1993 for approximately $51 million. Additionally, the Company has nearly completed the disposition of the real estate, inventory and other assets of its Builders Emporium home improvement retail chain which the Company discontinued at the end of 1992. During 1993, the Company used cash from the aforementioned sources to repay $148.7 million of outstanding indebtedness.

     At January 29, 1994, outstanding long-term indebtedness (substantially all of which will be defeased and redeemed, or repaid, in connection with the Recapitalization) amounted to $923.6 million (including current portion of $25.9 million) at varying interest rates between 5% and 15% per annum of which $512.3 million is due within the succeeding five year period. See Note 11 to Consolidated Financial Statements. Cash interest paid during 1993, 1992 and 1991 was $101.5, $105.0 and $120.6 million, respectively.

     The Company's principal uses of funds for the next several years will be to fund principal and interest payments on its indebtedness, net working capital increases and capital expenditures. The Company makes capital expenditures on a recurring basis for replacement and improvements. As of April 19, 1994, the Company had approximately $43.0 million in outstanding capital commitments. During 1994 the Company anticipates capital expenditures will exceed the $44.9 million, $37.9 million and $38.9 million spent by its continuing businesses during 1993, 1992 and 1991, respectively. This increase is due primarily to the acquisition of additional machinery and equipment to expand the productive capacity of Decorative Fabrics' Mastercraft division, as well as ongoing capital expenditures in each of the Company's three segments.

     Management anticipates that the net cash requirements of its discontinued operations will be approximately $20.9 million during 1994. However, it is possible that the actual net cash requirements of the Company's discontinued operations could differ materially from management's estimates. Management believes that such needs can be adequately funded in 1994 by net cash provided by operating activities and by additional borrowings under the New Credit Facilities. The Company's NOLs and unused Federal tax credits may minimize the cash requirement for Federal income taxes during certain future periods. See "Net Operating Loss Carryforwards".

     In connection with the Recapitalization, the Company will effect a defeasance and redemption of all of its outstanding indebtedness and preferred stock, other than (i) $7.0 million of mortgage and other debt which will remain outstanding and (ii) $202.3 million of PIK Notes, of which $9.7 million will be redeemed and $192.6 million will be exchanged for Common Stock of the Company. These amounts are inclusive of $10.4 million of accrued PIK interest from January 29, 1994 through June 15, 1994. See "Use of Proceeds and Consolidation".

     In connection with the Recapitalization, the Company will also enter into the New Credit Facilities which will consist of (i) the Closing Date Term Loan Facility in an aggregate principal amount of $475 million with a term of eight years, (ii) the Delayed Draw Term Loan Facility in an aggregate principal amount of $25 million with a term of eight years and (iii) the Revolving Facility in an aggregate principal amount of up to $275 million with a term of seven years. These facilities will include various restrictive covenants including maintenance of EBITDA and interest coverage, leverage and liquidity tests and various other restrictive covenants which are typical for such facilities. See "New Credit Facilities".

     The Company does not believe that inflation has had a material impact on sales or income during the three years ended January 29, 1994.

     After the Recapitalization, the Company will have approximately $121.3 million available and undrawn under the New Credit Facilities. Management believes that cash flow from operations and bank borrowing will be sufficient to fund the Company's operating requirements, including working capital, capital expenditures and debt service requirements (primarily consisting of interest) for the foreseeable future.

TAX MATTERS

     As of January 29, 1994, the Company had NOLs of approximately $434.0 million for Federal income tax purposes, which expire over the period from 1996 to 2008. The Company also has unused Federal tax credits of approximately $18.9 million, $11.9 million of which expire during 1994 to 2003. The Company anticipates that additional Federal income tax deductions of approximately $37.7 million will be generated during 1994 as a result of write-offs of unamortized debt discounts and deferred financing costs relating to debt repaid in connection with the Recapitalization. In addition, the Company estimates it will generate tax deductions of approximately $75.4 million in connection with the ultimate disposition of assets and liabilities of its discontinued businesses during the period 1994 to 1996, which were previously accrued for financial reporting purposes prior to January 29, 1994. The Company anticipates that utilization of these NOLs, tax credits and deductions will result in minimal Federal income taxes until these NOLs and tax credits are exhausted. Certain restrictions apply to the use of a portion of the NOLs and tax credits described above. After giving effect to the Recapitalization, the Company believes that such restrictions will not prevent utilization of such restricted losses and tax credits.

     Future sales of Common Stock by the Company or by the Partners, or changes in the composition of the Partners, could result in limitations on the Company's ability to use its NOLs and tax credits. Management cannot predict at this time whether any such limitations will apply.

     In the course of an examination of the Company's Federal income tax returns, the IRS has challenged the availability of $176.6 million of the Company's approximately $470.0 million NOLs (inclusive of additional Federal income tax deductions of approximately $37.7 million that will be generated during 1994 as a result of the write-offs of unamortized debt discounts and deferred financing costs relating to debt repaid in connection with the Recapitalization). The examination is at a preliminary stage and management believes that the basis for the IRS' position is unclear. Management disputes the IRS' challenge and believes that substantially all of the NOLs should be available (subject to the potential limitations noted above) to offset its income, if any, in the future. If the IRS were to maintain its position and all or a majority of such position were to be upheld in litigation, the amount of NOLs available to the Company in future years would be materially reduced.


ENVIRONMENTAL MATTERS

     The Company is subject to increasingly stringent Federal, state and local environmental laws and regulations that (i) affect ongoing operations and may increase capital costs and operating expenses and (ii) impose liability for the costs of investigation and remediation and otherwise related to on-site and off-site soil and groundwater contamination. The Company's management believes that it has obtained, and is in material compliance with, all material environmental permits and approvals necessary to conduct its various businesses.

     The Company is legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites. It also has received notices that it is a PRP in a number of proceedings. The Company may be named as a PRP at other sites in the future, including with respect to divested and acquired businesses. It is a normal risk of operating a manufacturing business that liability may be incurred for investigating and remediating on-site and off-site contamination. The Company is currently engaged in investigation or remediation at certain sites. It is difficult to estimate the total cost of investigation and remediation due to various factors including incomplete information regarding particular sites and other PRP's, uncertainty regarding the extent of environmental problems and the Company's share, if any, of liability for such problems, the selection of alternative compliance approaches, the complexity of environmental laws and regulations and changes in cleanup standards and techniques. When it has been possible to provide reasonable estimates of the Company's liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. However, there can be no assurance that the Company has identified or properly assessed all potential environmental liability arising from the activities or properties of the Company, its present and former subsidiaries and their corporate predecessors. As of January 29, 1994, the Company has established reserves of approximately $30.8 million for the estimated future costs related to all its environmental sites. In the opinion of management, based on the facts presently known to it, the environmental costs and contingencies will not have a material adverse effect on the Company's consolidated financial condition or results of operations. See "Item 3. Legal Proceedings-- Environmental Proceedings" incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1994.

QUARTERLY RESULTS

     The following table sets forth certain unaudited quarterly financial information for 1993 and 1992. In the opinion of management, this information has been prepared on the same basis as the information in the Consolidated Financial Statements and includes normal recurring adjustments which management considers necessary for a fair presentation of the information shown when read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for the entire year or for any future period.



                                                         1992                                         1993
                                     --------------------------------------------  ------------------------------------------
                                       FIRST     SECOND      THIRD      FOURTH       FIRST     SECOND      THIRD     FOURTH
                                      QUARTER    QUARTER    QUARTER   QUARTER(1)    QUARTER    QUARTER    QUARTER    QUARTER
                                     ---------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                                                          (IN MILLIONS)
Net sales..........................  $   319.5  $   319.7  $   314.9   $   323.4   $   339.0  $   289.7  $   334.6  $   342.2
Gross profit.......................       72.6       74.1       70.8        81.6        79.0       61.2       84.4       85.1
Operating income (loss)............       20.2       18.1       19.2         9.4(2)     26.2       10.6     (120.4)(3)   37.4(4)

- - ---------------

      (1)  The fourth quarter of 1992 includes fourteen weeks.
      (2)  Operating income for the fourth quarter of 1992 reflects a $10.0 million restructuring charge.
      (3)  Operating loss for the third quarter of 1993 includes a $129.9 million write-off of goodwill and a $24.0 million restructuring charge.
      (4)  Operating income for the fourth quarter of 1993 includes a $26.7 million charge for the 1993 Option Plan offset by the reversal of the third quarter restructuring charge. See Note 15 to the Consolidated Financial
           Statements. This reversal resulted from management's reevaluation of its restructuring plan as a result of changes in product mix and underlying improvement in certain of the Company's businesses. See Note 5 to the
           Consolidated Financial Statements.

     The first quarter of 1993 reflects increased net sales from Automotive Products which followed an increase in automotive industry unit sales (a trend which began in the fourth quarter of 1992) and increased net sales from the Mastercraft division of Interior Furnishings. This increase was offset by a modest net sales decline at Wallcoverings. Gross profit margin increased slightly reflecting margin improvement across all business segments. Operating income of $26.2 million for the quarter was 29.4% higher than for the first quarter of 1992. Net sales in the second quarter of 1993 declined 9.4% from the same period in 1992, reflecting sales declines across all business segments, particularly at Automotive Products and Wallcoverings. The decline at Automotive Products was primarily due to OEM model changeovers of certain key models including the Chrysler C/Y body and the Honda Accord. Wallcoverings' net sales declined partly as a result of its downsizing and the reduction in sample book placements. Gross margin declined during the second quarter of 1993 compared to the second quarter of 1992 primarily as a result of a lower absorption of fixed costs due to lower sales volumes. These factors also lead to a reduction of operating income to $10.6 million, or a 41.3% decrease versus the second quarter of 1992.

     Net sales in the third quarter of 1993 increased by 6.3% versus the prior year due to increased net sales at Automotive Products and Interior Furnishings offset by a net sales decline at Wallcoverings. Despite a downturn in the automotive build, Automotive Products net sales increased due to the completion of changeovers at Honda, strong orders for the segment's Jacquard automotive seat fabric and the initiation of model year 1994 Ford Mustang production. Interior Furnishings' net sales increased reflecting general improvements in the retail furniture market. Company wide gross profit margin increased 2.7 percentage points, reflecting improved margins across all segments, particularly Wallcoverings which reflected the fixed cost reductions associated with the previously discussed downsizing. As a result, operating income before restructuring charges and the write-off of goodwill increased to $33.5 million versus $19.2 million in 1992, a 74.1% increase. Net sales in the thirteen-week fourth quarter of 1993 increased 5.8% over the fourteen-week fourth quarter of 1992. Net sales increased at both Automotive Products and Interior Furnishings, offset by further net sales declines at Wallcoverings. Automotive Products net sales outpaced the automotive build, reflecting continued strong demand for bodycloth and the ramp-up of the 1994 model Ford Mustang's convertible top systems at Dura. Operating income before restructuring charges and 1993 Plan expense for the fourth quarter was $40.1 million, a 107.1% increase over the fourth quarter of 1992.

                                    BUSINESS

     The Company is a leader in each of its three business segments: Automotive Products, the largest supplier of interior trim products to the North American automotive industry; Interior Furnishings, the largest manufacturer of residential upholstery fabrics in the U.S.; and Wallcoverings, the largest producer of residential wallcoverings in the U.S. Within these three segments, the Company holds a number one or number two market share position in each of its eight major product lines which together comprised approximately 81% of 1993 net sales of $1,305.5 million.


                          COLLINS & AIKMAN CORPORATION
                                AND SUBSIDIARIES




         AUTOMOTIVE                INTERIOR          WALLCOVERINGS
          PRODUCTS               FURNISHINGS
. AUTOMOTIVE SEAT FABRIC                           . RESIDENTIAL AND COMMERICAL
                                                     WALLCOVERINGS
. MOLDED FLOOR CARPETS
. ACCESSORY FLOOR MATS
. LUGGAGE COMPARTMENT TRIM      DECORATIVE       FLOORCOVERINGS
                                  FABRICS
. CONVERTIBLE TOP STACKS                       . SIX-FOOT CARPET
                                               . MODULAR CARPET TILE



     MASTERCRAFT               CAVEL          GREEFF                 WARNER
. FLAT-WOVEN                . VELVETS       . PRINTS               . PRINTS
  JACQUARDS AND
  DOBBIES


See Note 18 to the Consolidated Financial Statements.

BUSINESS STRATEGY

     Management believes the Company is well-positioned to achieve continued growth in each of its three segments as a result of its pursuit of the following strategic objectives:

     FOCUS ON HIGH MARKET SHARE PRODUCTS. Management focuses on developing products that have high market share potential. Management believes that each of the Company's eight major product lines holds the number one or number two market share position. Together these product lines comprised approximately 81% of 1993 net sales. These industry leading positions were achieved almost exclusively through internal growth and reflect a long-term, Company-wide commitment to excellence in styling, engineering, product development, value-added manufacturing and customer service.

     The table below sets forth management's estimates of the Company's 1993 market share positions in its eight major product lines.


                                                                                     1993       1993 MARKET
                                                                                   NET SALES       SHARE
                                  Product Line                                    (MILLIONS)     POSITION
- - --------------------------------------------------------------------------------  -----------  -------------
    Automotive Products
       Automotive Seat Fabric...................................................  $     218.4           #1
       Molded Floor Carpets.....................................................        180.5            2
       Accessory Floor Mats.....................................................         73.4            1
       Luggage Compartment Trim.................................................         37.4            2*
       Convertible Top Stacks...................................................         28.1            1
     Interior Furnishings
       Flat-woven Furniture Fabrics.............................................        268.9            1
       Six-foot Commercial Carpet...............................................         60.3            1
     Wallcoverings (Residential)................................................        196.0            1
                                                                                  -----------
       Subtotal.................................................................  $   1,063.0
       Percent of net sales.....................................................           81%
       Net sales................................................................  $   1,305.5

        -------------------------------

        * Management believes that the Company and a competitor are tied for the number two market share position.


     In 1993, Automotive Products and Interior Furnishings had operating margins before the write-off of goodwill of 9.8% and 10.8%, respectively. These high operating margins and high market shares have provided the Company with the funds necessary to maintain high levels of investment and customer service.

     MAINTAIN BROAD PRODUCT OFFERINGS TO SUPPORT CUSTOMER BASE. The Company consistently strives to offer a wider variety of products to each of its customers and thereby become the primary supplier to each of its customers. The breadth and variety of fabrics and styles offered by Decorative Fabrics supports the Company's goal of being the primary supplier to its customers. Wallcoverings has manufacturing capabilities in all types of printing technologies, utilizes a vast library of designs and color concepts and supports the most extensive dealer network in the industry, selling to approximately 15,000 dealers and most of the leading retail chains in the country.

     Automotive Products offers a wide variety of interior trim products and thereby maintains a broader, more uniform sales penetration at foreign owned North American production and assembly facilities ("Transplants") and U.S. automotive equipment manufacturers (together with Transplants, "OEMs") than any of its competitors. Management estimates that for 1993 Automotive Products' overall share in its five major automotive product lines was 26% at Ford Motor, 40% at General Motors and 51% at Chrysler, and that its share was 36% among the Transplants.

     MAINTAIN LOW-COST POSITION. Management's strategy is to maintain the Company's low-cost position and flexible manufacturing capabilities in order to protect operating margins from competitive pricing pressures and economic downturns, while maximizing the benefit from cyclical upturns. The Company established its low-cost position through a systematic long-term focus on improving materials yields and labor productivity and reducing overhead expenses. These initiatives helped offset the impact of volume declines on operating margins during the recent economic recession and position the Company to take full advantage of any economic upturns.

     MAXIMIZE BENEFITS FROM HIGH OPERATING LEVERAGE. Management believes that substantial available production capacity and high operating leverage have enabled the Company to benefit from the recent cyclical upturn in its served markets. In addition, the Company has substantial available manufacturing capacity to support further growth.

     Over the past several years, the Company has made considerable investments in product development, MIS upgrades and other areas of capital improvement. The Company does not currently anticipate the need to make significant capital expenditures to expand capacity to meet cyclical increases in demand, with the exception of an $85 million capacity expansion program planned for the Mastercraft division of Interior Furnishings. Future capital expenditures are currently targeted primarily toward further cost reduction and modernization.

     Recently, sales and production volumes have been increasing rapidly in the Company's served markets. During the second half of 1993, the seasonally adjusted annual rate of U.S. light vehicles sales was 14% higher than during the 1991 recession lows and the seasonally adjusted annual rate of U.S. furniture sales for the second half of 1993 was 19% higher than in 1991. As a result, the Company's operating income before the write-off of goodwill from continuing operations increased by approximately 90.7% during the second half of 1993 over the same period in 1992. If the current upward trends in the Company's businesses continue, management believes that the Company may continue to achieve higher capacity utilization rates, which generally result in higher operating margins.

     OFFER VALUE-ADDED PRODUCTS. A key element of the Company's strategy is to increase market share and unit selling prices by developing increasingly higher value-added products through innovations in materials construction, product design and styling leadership. The Company produces virtually no inventory or commodity type products other than in Wallcoverings. The Company recently developed the "Top-in-a-Box" convertible top assembly, enabling the Company to capture substantial additional materials and assembly value in its unit selling price by shipping a fully-assembled module directly to the OEMs. Previously, convertible top systems were assembled on high-cost OEM assembly lines or in specialty conversion shops. In recent years, through these and other innovations, the Company has realized higher unit sales prices.

     MAINTAIN PRODUCT DESIGN AND STYLING LEADERSHIP. The Company is a leader in design and styling in all three of its business segments. Design and styling are key differentiating factors in consumer purchase decisions. Management believes that the Company's product styling and design capabilities are currently an important competitive advantage and intends to devote resources to maintain the Company's leadership position in these areas. The Decorative Fabrics group introduces more than twice as many designs each year as its largest competitors, and has a design library built by such well known designers as Wesley Mancini, Carl Miller, and Stanley King. Similarly, Wallcoverings has a leading in-house design staff and also licenses designs from industry leaders such as Laura Ashley, Mario Buatta and Clarence House. Automotive Products operates a technical design center with state-of-the-art, computer-aided design/computer-aided manufacturing ("CAD/CAM") systems.

     CONTINUE TO DELEVERAGE. The Recapitalization is designed to increase operating and financial flexibility by reducing the Company's total indebtedness and significantly lowering its cost of borrowing, thereby freeing more cash for debt repayment, continued reinvestment in the Company's businesses and the pursuit of niche acquisitions. Management expects this financial deleveraging to be enhanced through the application of operating cash flow augmented by the use of the Company's NOLs, which management believes will total approximately $470.0 million after the Recapitalization, and by other favorable tax attributes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Tax Matters".

     COMPLETE STRATEGIC RESTRUCTURING OF WALLCOVERINGS. In late 1993, a newly installed management team instituted a restructuring plan at Wallcoverings designed to rebuild the segment's product offerings, to increase its sample book introduction rate through aggressive marketing and design and to improve utilization of its extensive distribution network and manufacturing capabilities. Management is also expanding Wallcoverings' quick-ship and in-stock programs and enhancing its order processing systems. Management believes that the results of the restructuring are becoming evident in the segment's financial results, as 1993 operating income margins before the write-off of goodwill increased to 6.0% in the second half of 1993 from a 3.3% 1992 operating income margin, before restructuring charges and the write-off of goodwill, in the second half of 1992.


AUTOMOTIVE PRODUCTS

  GENERAL

     The Company is a leading designer and manufacturer of automotive products with 1993 net sales of $677.9 million and operating income (before restructuring charges and the write-off of goodwill) of $66.1 million. Automotive Products supplies four major interior trim products--automotive seat fabric ("bodycloth"), molded floor carpets, accessory floor mats and luggage compartment liner--and convertible top stacks. Management estimates that Automotive Products holds a number one or number two market share position in each of its five major products. At least one of its five major automotive products is used on approximately 87% of all North American vehicle lines. Automotive Products has supplied interior trim products to the automotive industry for over 60 years. Management estimates that the total market for Automotive Products' five major product lines in 1993 was approximately $1.4 billion. Accordingly, management believes that Automotive Products 1993 sales of $537.8 million in these product lines represents a market share of approximately 37%. While some interior trim suppliers have sales volumes equivalent to or greater than that of the Company in a single product line, management believes that the Company sells a wider variety of interior trim products, has products on more vehicle lines and has a broader, more uniform sales penetration at the OEMs than any of its competitors.


  INDUSTRY

     Automotive industry demand historically has been influenced by both cyclical factors and long-term growth trends. During the last three decades, the stock of U.S. light vehicles (passenger cars, pickups, mini vans and sports utility vehicles) grew at a 3.2% compound annual rate, and at a 2.4% compound annual rate since 1980. Since nearly all of the historic growth in the stock of light vehicles has been associated with increases in the driving age population and real per capita income, the Company anticipates that the fleet of light vehicles will continue to grow at rates consistent with these factors.

     Management believes that the relationship between long-term growth in the vehicle fleet and new car and truck sales is influenced by scrappage rates and the average age of the fleet. Currently, the average age of the U.S. passenger car fleet is at a modern high of nearly 8.0 years per vehicle compared to 6.5 years in the early 1980's, and to 5.5 years in 1970. This trend may give rise to replacement demand for the aging vehicles still in use. When such replacement demand has materialized in the past, it has tended to boost new car and truck sales rates relative to the long-term growth rate of the fleet.

     Annual new car and truck sales historically have been cyclical. In the most recent cycle, U.S. light vehicle sales declined from an average of 15.4 million units per year in 1986-1988 to a low of 12.3 million units in 1991. Since late 1993, however, U.S. light vehicles sales have accelerated strongly, reflecting what management believes to be the early phase of a cyclical upturn. Cyclical upturns in the auto cycle generally have lasted three to five years.

     In the first quarter of 1994, U.S. light vehicles sold at a 15.6 million annualized rate, a level 27% higher than during the lowpoint of 1991. Based on the limited duration of the auto recovery to date and the age of the fleet, the Company anticipates that the recent strength in vehicle sales may be sustainable for some time. However, the Company cannot predict the timing, depth or duration of the next downturn in light vehicle sales.

     In 1993, approximately 95% of the Company's sales to automotive customers were attributable to North American produced vehicles rather than to imported units. In recent years, the share of retail sales accounted for by North American produced vehicles has risen sharply. From a low of approximately 72% in 1987, the North American produced share of light vehicle sales increased to approximately 78% in 1991 and to approximately 84% in 1993.

     This trend reflects the shift of production by foreign manufacturers from off-shore auto plants to newly built or expanded Transplant facilities located in North America. Based on announced production schedules, management anticipates that the three largest traditional vehicle importers, Toyota, Honda and Nissan, will build approximately 60% of their combined North American sales volume in such Transplant facilities during the current calendar year compared to approximately 49% in 1992, and approximately 10% in 1986.

     As a consequence of the rapidly rising share of import "nameplates" being produced in Transplant facilities, North American production has been rising faster than retail sales. Between 1991 and 1993, for example, North American production increased by 22% compared to a 13% increase in U.S. light vehicle sales during the same period.

     Management believes this trend may mitigate a weakening of North American vehicle sales, and could provide the Company with additional sales opportunities. In 1993, the Company sold nearly $100 million of its major auto product lines to Transplants, with its business spread among virtually all such assembly plants then in production.


  PRODUCTS

     Automotive Products manufactures five principal products: automotive seat fabric, molded floor carpets, accessory floor mats, luggage compartment trim and convertible top stacks. Automotive Products also produces a variety of other automotive and nonautomotive products. The following table sets forth Automotive Products' net sales by product line for the past three years.


                                                      1991                    1992                     1993
                                             ----------------------  -----------------------  ----------------------
                                                            % OF                     % OF                    % OF
                                                 NET        TOTAL        NET         TOTAL        NET        TOTAL
    PRODUCT LINE                                SALES       SALES       SALES        SALES       SALES       SALES
- - -------------------------------------------  -----------  ---------  ------------  ---------  -----------  ---------
                                                                         (IN
                                                                      MILLIONS)
Automotive Seat Fabric.....................   $   189.8        31.1%  $    191.1        29.7%  $   218.4        32.2%
Molded Floor Carpets.......................       161.9        26.5        173.1        26.9       180.5        26.6
Accessory Floor Mats.......................        73.1        12.0         79.5        12.3        73.4        10.8
Luggage Compartment Trim...................        25.4         4.2         26.8         4.2        37.4         5.6
Convertible Top Stacks.....................        19.9         3.3         20.9         3.2        28.1         4.1
Other......................................       140.2        22.9        152.4        23.7       140.1        20.7
                                             -----------  ---------  ------------  ---------  -----------  ---------
     Total.................................   $   610.3       100.0%  $    643.8       100.0%  $   677.9       100.0%
                                             -----------  ---------  ------------  ---------  -----------  ---------
                                             -----------  ---------  ------------  ---------  -----------  ---------

     AUTOMOTIVE SEAT FABRIC. Automotive Products manufactures a wide variety of bodycloth, including flat-wovens, velvets and knits. Automotive Products also laminates foam to bodycloth. Management believes that in 1993 Automotive Products was the largest supplier of bodycloth to OEMs with net sales and estimated market share of $218.4 million and 38%, respectively.

     MOLDED FLOOR CARPETS. Molded floor carpets includes polyethylene, barrier-backed and molded urethane underlay carpet. Management believes that in 1993 Automotive Products was the second largest producer of molded floor carpets with net sales and estimated market share of $180.5 million and 35%, respectively. In the Company's automotive molded floor product line, it has developed a "foam-in-place" process to provide floor carpeting with enhanced acoustical and fit characteristics, resulting in a substantial gain in unit selling prices.



     ACCESSORY FLOOR MATS. Automotive Products produces carpeted automotive accessory floor mats for both North American produced vehicles and imported vehicles. In 1993, management estimates that approximately 63% of all vehicles produced in North America included accessory mats as original equipment. Management believes that in 1993 Automotive Products was the market leader in this product line with net sales of $58.1 million, representing approximately 47% of all mats sold to OEMs. In addition, in 1993 Automotive Products sold approximately $15.3 million of accessory mats to vehicle importers.

     LUGGAGE COMPARTMENT TRIM. Luggage compartment trim includes one-piece molded trunk systems and assemblies, wheelhouse covers, seatbacks, tireboard covers, center pan mats and other trunk trim products. Management believes that in 1993 Automotive Products was the second largest supplier of luggage compartment trim to OEMs with net sales and estimated market share of $37.4 million and 25%, respectively.

     CONVERTIBLE TOP STACKS. Automotive Products designs, manufactures and distributes convertible top stacks through Dura. Management believes that in 1993 Dura was the market leader in convertible top stacks with net sales and estimated market share of approximately $28.1 million and 75%, respectively. In October 1993, Dura began shipping its "Top-in-a-Box" product for Ford's redesigned Mustang vehicle.

     OTHER. Automotive Products also produces a variety of other auto products, including die cuts for automotive interior trim applications, convertible power train units, headliner fabric, and roll goods for export and domestic consumption. Small volumes of certain products, such as residential floor mats, casket and tie linings and sliver knits, are sold to other commercial and industrial markets.

AUTOMOTIVE PRODUCTS SEGMENT GROWTH STRATEGY


     The Company's business objective is to achieve strong growth in sales and earnings through a three-pronged approach. First, the Company pursues innovations in styling, materials construction and product performance, which add value and revenue yield to its products. Second, the Company seeks to obtain increased product placements on OEM vehicle lines. Third, the Company intends to capitalize on an industry-wide increase in content per vehicle.


     Automotive Products seeks to increase market share and selling prices through product innovation. For example, the Company recently developed a new, distinctive Jacquard velvet fabric which provides OEMs with a diversity of pattern and color not available in traditional plain velours. Therefore, management believes this new fabric will generate a significantly higher sales content per vehicle than the traditional velours it will replace. To date, the Company has been awarded 20 vehicle line placements for its new Jacquard velvet.

     Second, the Company has succeeded in capitalizing on its deep OEM relationship network to win product placements on new vehicle lines in addition to increasing placements on lines currently supplied by the Company. In the case of the new Ford Mustang, which was launched in model year 1994, the Company is supplying all five of its major products, resulting in an average sales content of approximately $400 per Mustang produced.


     The Company's strategy is to focus its substantial styling, engineering and product development capabilities on the design phase of new vehicle lines and on each OEM's model changeover cycle. Typically, car and truck model lines are replaced or substantially redesigned at four to eight year intervals. The Company's experience has been, with few exceptions, that business awarded on such new or redesigned model lines has been retained until the next changeover.



     Over the last several years, the Company has been successful in placing one or more of its products on new OEM vehicle lines. The Company has won product placements on 23 new North American vehicle lines, some of which have multiple models, launched in model year 1994 or scheduled for launch over the next 18 months. The Company supplies three or more products to 10 of the 23 new vehicle lines. Six of the 23 lines use all four major interior trim products. Two of the 23 use all five of the Company's major automotive products.



     Third, the company intends to capitalize on certain industry trends. In recent years, OEMs have sought to differentiate their vehicles by strengthening their consumer appeal through the increased use of interior trim. As a consequence, the average sales content per vehicle of the five principal automotive products produced by the Company has increased each year over the last five years. Management estimates that in 1988 the total North American OEM market for its five major products was $1.4 billion, resulting in an average sales content for the market of $89 per vehicle. By 1993, according to management estimates, OEM purchases of these products had increased to $105 per vehicle, representing a 3.3% per year compound growth rate. This trend has been accelerated by the growing popularity of mini vans and sports utility vehicles in the light truck category. Because of their size, these vehicles generally use more interior trim than traditional passenger vehicles. In addition, automobile manufacturers are upgrading the interiors of these vehicles by using higher-value fabrics, carpet and other trim materials than were used previously in such vehicles.



     This continuing upgrade of interior trim and convertible applications is enabling the Company to achieve strong gains in its sales content per North American vehicle produced. In 1993, its net sales of automotive products to North American OEMs totalled $568 million, reflecting an average sales content per vehicle of approximately $43.

      The table below shows all the vehicle lines for which Automotive Products supplies at least one of its five major products. An asterisk identifies the new vehicle lines or models.

                             VEHICLE LINES SUPPLIED

     COMPANY                                            MODELS
     -------                                            ------
General Motors
                 Achieva                C-K Truck/10/30            Lumina-Car*       Seville
                 Aurora*                C-K Truck/15/35            Monte Carlo*      Silhouette
                 Beretta                Corvette                   Olds '98          Skylark
                 Blazer*                Deville/Concours*          Park Avenue       Sonoma
                 Bonneville             Olds '88                   Regal             Chevy Surbanan
                 Brougham               Eldorado                   Riviera*          GMC Suburban
                 Camaro*                Firebird                   S-10*             Sunbird*
                 Caprice                Grand Am                   S-10 Blazer       Supreme*
                 Cavalier*              Grand Prix                 S-15 Jimmy        TransSport
                 Century                LeSabre                    Safari            Yukon
                 Ciera                  Lumina-Van*                Saturn


Ford
                 Aerostar               Explorer*                  Quest             Thunderbird
                 Bronco                 Mustang*                   Ranger            Topaz
                 Contour*               Mystique*                  Taurus            Winstar*
                 Cougar                 Probe                      Tempo


Chrysler
                 Acclaim                Grand Cherokee             Plymouth Neon     T-300 Pickup
                 Caravan                Intrepid                   Ram Van/Ram       Vision*
                 Cirrus*                LeBaron/J/JX*              Shadow            Voyager
                 Concord*                 LHS*                     Spirit            Wagoneer
                 Dakota                 Mini Ram Van               Stratus*
                 Daytona                Neon*                      Sundance
                 Eagle Talon            New Yorker                 Town & Country
                                          LHS*

Transplants
                Fuji/Isuzu              Honda Accord*              Mitsubishi        Suzuki Swift
                  Legacy                Honda Civic*                 Eclipse         Suzuki Tracker
                Fuji/Isuzu              Honda Mini-Van*            Mitsubishi        Toyota Avalon*
                  Passport              Hyundai Elantra              Galant          Toyota Camry
                Fuji/Isuzu              Isuzu Pickup*              Nissan Pickup     Toyota Corolla
                  Rodeo                 Mazda MX-6                 Nissan Sentra     Toyota Pickup*
                Geo Metro               Mazda Pickup               Suzuki Sidekick   Volvo 740/760
                Geo Prism               Mazda 626


  BROAD OEM PENETRATION


     Management believes that the Company is strategically well-positioned to capitalize on the auto industry's current upturn due to its broad product offering coupled with its high penetration of every North American OEM. In recent years, the Company has broadened and balanced its sales base by means of additional placements with the Transplants. Consequently, in 1993, the Company's net sales to Transplants amounted to $72 per vehicle at Toyota, $60 per vehicle at Honda, $75 per vehicle at AAI (Ford/Mazda) and $64 per vehicle at SIA (Subaru/Isuzu), compared to $41 per vehicle at General Motors, historically its largest customer.

     Net sales by customer for 1993 are set forth below (in millions):

                                                                                1993
                                                                      ------------------------
                                                                                      % OF
                                                                       NET SALES    NET SALES
                                                                      -----------  -----------
General Motors......................................................   $   211.5         31.2%
Chrysler............................................................       130.0         19.2
Ford................................................................       102.4         15.1
Transplants.........................................................       118.0         17.4
Other...............................................................       116.0         17.1
                                                                      -----------  -----------
     Net Sales......................................................   $   677.9        100.0%
                                                                      -----------  -----------
                                                                      -----------  -----------

     Based on business currently awarded for 1994 and future years, management believes that the Company's relative dependence on General Motors will continue to decline.


  VALUE-ADDED MANUFACTURING

     Most OEMs require deliveries on a JIT basis to meet precise production schedules. The most stringent requirement demands color-sequenced JIT delivery of parts within four hours. To meet these requirements, the Company has instituted a JIT manufacturing process to complement its customers' manufacturing processes, thereby minimizing inventories and administrative and materials handling costs and simplifying the production process for both the Company and the OEMs.

     In response to OEM-mandated price reductions, the Company has successfully implemented value analysis and value engineering programs to reduce costs further. Management has established a standardized format for monitoring cost of nonconformance ("CONC") throughout the Company. CONC measures the cost of manufacturing products which do not meet standards of first quality. Over a four-year period ending in 1993, the Company's cumulative CONC savings approximated $71 million. As evidence of the Company's successful cost reduction program, the Company was recognized by Ford for attaining the 1993 Supplier Purchasing Engineering Cost Savings goal.


     In addition, OEMs expect suppliers to take on increased design and engineering responsibilities. The Company's participation with customers in the early phase of product design and engineering enables it to improve the quality of its products as well as to meet its customers' cost targets and design service requirements. The Company has made substantial investments in product technology and product design capability to support its products and to provide its customers with value-added engineering and design services. For example, the Company operates a technical design center with state-of-the-art, computer-aided-design/computer-aided-manufacturing ("CAD/CAM") systems.
Automotive Products' CAD systems are linked to the design and engineering systems of its principal customers. These systems enable the Company to simulate numerous three-dimensional designs for rapid submission to customers, thereby increasing customer service and lowering development costs.


  QUALITY

     The Company's goal is to continue to manufacture its products to meet the exacting standards of its customers. The Company has been recognized as a quality supplier to the automotive industry as evidenced by its numerous awards from every OEM. Numerous of the Company's individual plants have received one or more of the following customer quality awards since 1990:

General Motors Supplier of the Year                    Nissan First Team Supplier
General Motors Mark of Excellence                      Nissan Outstanding Supplier Award
Ford Q1 Award                                          Subaru/Isuzu Superior Quality Award
Chrysler Pentastar Award                               Toyota Motor Sales Distinguished Supplier Award
Chrysler Quality Excellence Award                      Toyota Motor Superior Quality Award
Honda of America 10 year Service Award                 Toyota Motor Excellent VE/VA Award
Mitsubishi Diamond Quality Vendor Award                Toyota Outstanding Supplier Award

  ACQUISITIONS/STRATEGIC ALLIANCES

     The Company pursues niche acquisitions and strategic alliances that would further serve to broaden the Company's customer base and products. In 1993, the Company acquired a Mexican-based molded floor carpet manufacturer and began construction of a new facility in Mexico to take advantage of opportunities in the Mexican market.

  COMPETITION


     The automotive supply business is highly competitive. The primary competitors in molded floor carpet are Masland Corporation and JPS Automotive Products Corp. The primary competitor in bodycloth is Milliken & Company. In accessory floor mats, the Company competes primarily against Pretty Products Company. Automotive Products' primary competition in luggage compartment trim is Masland Corporation and Gates Corporation. In convertible top stacks, Automotive Products competes primarily against American Sunroof Corporation.


  FACILITIES

     Automotive Products has 30 manufacturing facilities located in the U.S., Canada and Mexico. Approximately 90% of the total square footage of these facilities is owned and the remainder is leased. Many facilities are strategically located to provide JIT inventory delivery to the Company's customers.

     The following list provides certain information regarding the Automotive Products' manufacturing facilities:



                                     SQUARE
                                     FOOTAGE     OWNED/
     LOCATION                         (000)      LEASED                             FUNCTION
- - ---------------------------------  -----------  ---------  ----------------------------------------------------------
Farmville, NC....................         508       Owned  Knit Manufacturing
Roxboro, NC(*)...................         545       Owned  Auto Upholstery--Dyeing and Finishing
Roxboro, NC(*)...................         330       Owned  Auto Upholstery--Weaving
Roxboro, NC(*)...................         137       Owned  Auto Upholstery--Knitting
Roxboro, NC(*)...................          67       Owned  Auto Upholstery--Warehouse
Albemarle, NC....................         585       Owned  Auto Carpet Tufting/Finishing
Old Fort, NC.....................         375       Owned  Auto Carpet Molding
Old Fort, NC.....................          60       Owned  Mold Manufacturing
Clinton, OK......................         158       Owned  Auto Carpet Molding
Salisbury, NC....................         106       Owned  Die Cut/Sewing
Troy, NC.........................          98       Owned  Non-Woven Carpet
Troy, NC.........................         153       Owned  Yarn Spinning Mill
Norwood, NC......................         275       Owned  Yarn Spinning Mill
St. Clair, MI....................         100       Owned  Auto Carpet Molding
Canton, OH.......................         146       Owned  Manufacturing--Rubber/Mats
Holmesville, OH..................          84       Owned  Manufacturing--Mats
Ravenna, OH......................         204       Owned  Manufacturing--Rubber
Zanesville, OH...................         599       Owned  Manufacturing--Mats
Farnham, Quebec..................         266       Owned  Auto Carpet--Tufting and Finishing/Non-Woven
Lacolle, Quebec..................         107       Owned  Auto Carpet--Molding
Ingersoll, Ontario...............         104       Owned  Auto Carpet--Molding
Elmira, Ontario..................         133       Owned  Sliver Knit Carpet Manufacturing
Queretaro, Mexico................          93       Owned  Auto Carpet--Molding
                                   -----------
       Total Owned...............       5,233
                                   -----------
Farmville, NC....................         138      Leased  Warehouse
Roxboro, NC(*)...................          88      Leased  Warehouse
Roxboro, NC......................          42      Leased  Warehouse
Barberton, OH....................          41      Leased  Manufacturing--Mats
Orange, CA.......................          10      Leased  Warehouse
Adrian, MI(East).................         155      Leased  Convertible Tops--Manufacturing
Adrian, MI(West).................          34      Leased  Convertible Tops--Engineering
Plymouth, MI.....................          16      Leased  Convertible Tops--Manufacturing
Bloomfield Hills, MI.............           8      Leased  Sales Office
Vallejo, Mexico..................         102      Leased  Auto Carpet--Molding
Monterey, Mexico.................          35      Leased  Non-Woven Carpet
                                   -----------
       Total Leased..............         669
                                   -----------
       Total.....................       5,902
                                   -----------
                                   -----------


- - ---------------


(*) Also utilized by Decorative Fabrics.

INTERIOR FURNISHINGS


     Interior Furnishings designs and manufactures residential and commercial upholstery fabrics through its Decorative Fabrics group and high-end specified contract floorcoverings through its Floorcoverings group. In 1993, Interior Furnishings had net sales of $407.2 million and operating income before the write-off of goodwill of $43.8 million. Net sales by products are set forth below (in millions):



                                                          1991                      1992                      1993
                                                ------------------------  ------------------------  ------------------------
                                                                % OF                      % OF                      % OF
    PRODUCT LINE                                 NET SALES    NET SALES    NET SALES    NET SALES    NET SALES    NET SALES
- - ----------------------------------------------  -----------  -----------  -----------  -----------  -----------  -----------
Decorative Fabrics
  Flat-Woven..................................   $   214.5        63.7%    $   254.7        65.0%    $   268.9        66.0%
  Other.......................................        47.0        14.0          48.5        12.4          44.7        11.0
Floorcoverings................................        75.3        22.3          88.6        22.6          93.6        23.0
                                                -----------  -----------  -----------  -----------  -----------  -----------
  Net sales...................................   $   336.8       100.0%    $   391.8       100.0%    $   407.2       100.0%
                                                -----------  -----------  -----------  -----------  -----------  -----------
                                                -----------  -----------  -----------  -----------  -----------  -----------


  DECORATIVE FABRICS

     GENERAL. Interior Furnishings' Decorative Fabrics group is the largest designer and manufacturer of upholstery fabrics in the U.S., with 1993 net sales of $313.6 million. Management estimates that its share of the U.S. upholstery fabric market is approximately 15%, based on data published in the May 1993 edition of Furniture Today, a leading trade publication. Decorative Fabrics strives to be the preferred supplier of middle to high-end flat-woven upholstery fabrics to furniture manufacturers and fabric distributors. This group's primary division, Mastercraft, is the leading manufacturer of flat-woven upholstery fabrics and had 1993 net sales of $268.9 million. Management believes that Mastercraft has substantially more Jacquard looms and styling capacity dedicated to upholstery fabrics, and offers more patterns (approximately 14,000) in a greater range of price points than any of its competitors. The breadth and size of Mastercraft's manufacturing and design capabilities provide it with exceptional flexibility to respond to changing customer demands and to develop innovative product offerings.

     INDUSTRY. The three primary types of upholstery fabric are flat-wovens, velvets and prints. Based upon published industry estimates, management believes that flat-woven fabrics were the fastest growing sector in the upholstery fabrics industry over the last five years and accounted for approximately 53% of the estimated $1.7 billion upholstery fabric industry in 1993. Flat-woven fabrics are made in two major styles: Jacquard, which is produced on high-speed computerized looms capable of weaving and knitting intricate designs into the fabric, and Dobby, a plain fabric produced on standard looms.

     Demand for upholstery fabric generally varies with economic conditions, particularly sales of new and existing homes, and is directly associated with sales of upholstered furniture at the retail level. After a period of slow growth during the 1991 recession, the dollar value of U.S. upholstered furniture shipments (including both fabric and leather) increased by 6.2% in 1992 and 12.2% in 1993, according to the American Furniture Manufacturers Association. According to that source, in the first quarter of 1994, total U.S. furniture shipments (including both upholstered and unupholstered) increased by 7.1% as compared to the corresponding period for the prior year. Mastercraft is currently operating at approximately 100% capacity. In order to accommodate anticipated growth, the Company recently initiated a plan to invest $85 million in Mastercraft between 1994 and 1998. See "--Mastercraft Growth Plan".

     Management believes there are three significant trends within the U.S. furniture marketplace that have affected and may continue to affect Decorative Fabrics. First, fabric design is being increasingly used by residential furniture manufacturers as a differentiating characteristic for their products. Jacquard fabric has become increasingly popular due to its incorporation of intricate designs. A proliferation of Jacquard patterns and styles has been made possible by recent
                                       43
technological developments in the electronic Jacquard loom, which has made the rapid introduction of new designs significantly less expensive.

     Second, the consolidation in both the furniture manufacturing and retailing industries has resulted in fewer and larger buyers of upholstery fabrics. These manufacturers and retailers generally are interested in purchasing fabrics from suppliers that can provide a broad spectrum of their fabric requirements. The wide range of products offered by Decorative Fabrics enables it to be a primary supplier to the majority of its customers.

     Third, management believes that furniture manufacturers and retailers are shifting from item-by-item selling to complete room presentations, thus creating a demand for furniture fabric suppliers that offer a broad array of coordinating fabrics.

     Management believes that Decorative Fabrics is well positioned to benefit from these trends because it is one of the few industry participants able to deliver the breadth of styles and quantity of fabrics needed to satisfy the increasing demands of furniture manufacturers and retailers.


     STYLE AND DESIGN. Management believes that the continued development of superior product designs and styles is the most critical strategic objective of Decorative Fabrics. The pattern and style of a particular fabric are considered to be strong influences in the purchasing decision of consumers. Decorative Fabrics utilizes a combination of in-house design studios, independent signature designers and consultants to create innovative product designs and styles utilizing computer-aided-design ("CAD") technology. Its product design flexibility also enables Decorative Fabrics to offer custom fabric designs to its largest customers. Decorative Fabrics creates approximately 2,000 new designs and styles per year, substantially more than any of its competitors.


     PRODUCTS. Decorative Fabrics' four operating divisions are Mastercraft, Cavel, Warner and Greeff. Mastercraft and Cavel design and manufacture Jacquards, velvets and other woven fabrics for the furniture, interior design, commercial, recreational vehicle and industrial markets. Greeff and Warner design and distribute high-end designer fabrics to interior designers and specialty retailers in the U.S. and the U.K., respectively.


     MASTERCRAFT DIVISION. Mastercraft is Decorative Fabrics' largest division. Mastercraft focuses on the medium-to-upper price range and its products had an average wholesale price per yard of $6.38 in 1993. Management estimates that Mastercraft's share of the U.S. flat-woven upholstery fabric market is approximately 22%, based on data published in the May 1993 edition of Furniture Today. Over the last ten years, Mastercraft's net sales grew at a compound annual rate of approximately 14%. Mastercraft serves the diverse furniture industry through the following four separate product lines which emphasize different styles and price points:


     Mastercraft Fabrics is the largest of the four product lines offered by the Mastercraft division, currently offering over 8,000 designs. Management believes that this Jacquard product line is the most diverse in style. The product offerings range from a wholesale price of $3.50 to $12.00 per yard.

     Home Fabrics is a leading line of traditionally styled Jacquard fabrics. The design focus is on the middle-to-upper wholesale price ranges of $5.50 to $14.00 per yard and is under the direction of Wesley Mancini Studios, a world-renowned designer of classic, formal and traditional styles. The products are known for their color, quality and innovation. Mancini designs fabrics exclusively for the Home Fabrics product line and the Greeff division. Mancini's 15-person design staff creates approximately 500 designs per year for Home Fabrics. In 1993, Metropolitan Home magazine named Wesley Mancini and Home Fabrics in its Design Top 100.

     Doblin is a Jacquard product line renowned for its natural fibers and elegant designs and constructions. It is targeted at the upper-end of the market. Doblin's studio consists of twelve design professionals (both in-house and external) who create approximately 300 designs annually.

     Mastercraft Contract serves the wall panel, wallcovering and office seating markets and the product line features approximately 50 Jacquard fabric designs annually. The eight-member design team focuses on Jacquard yarn-dyed and patterned fabrics, which management believes to be an increasingly favored fabric in the wall panel, wallcovering and office seating markets.

     MASTERCRAFT GROWTH PLAN. Management's strategy is to continually shift its product mix toward higher price ranges and to increase its manufacturing capacity in the fast growing Jacquard market. Due to the resulting high sales volumes, Mastercraft has experienced a "sold-out" order position for nearly every quarter during the last five years. Its capacity utilization rate has consistently averaged nearly 100%. In order to accommodate anticipated growth, the Company recently initiated a plan to invest $85 million in Mastercraft between 1994 and 1998. Investment is targeted toward the purchase of high-speed looms to increase capacity and productivity, new electronic Jacquard heads to reduce pattern changeover times, and computer monitoring systems to provide information about the manufacturing processes and to improve quality, productivity and capacity.

     Following the anticipated completion of the Company's current capital investment plan in 1998, management expects that Mastercraft's production capacity will have been materially enlarged, and that up to 75% of its weaving equipment will consist of the latest generation, high-speed Jacquard looms with electronic heads. Management anticipates that this program will result in higher labor productivity, reduced materials loss, lower overhead expense and higher volumes of finished product than presently achieved.


     Consistently high capacity utilization rates, as well as demand for higher-priced products, have also enabled Mastercraft to gradually shift its product mix toward the higher price ranges, further enhancing operating profit. The average wholesale price per yard for its fabrics has increased from $5.58 in 1989 to $6.38 in 1993.



     OTHER DECORATIVE FABRICS DIVISIONS. With 1993 net sales of $39.6 million, the Cavel division is a leading manufacturer of velvets. Cavel manufactures both Dobby and Jacquard velvets. Cavel manufactures fabrics for home furnishings, recreational vehicles and specialized industrial products such as paint rollers. Cavel's 13-person design staff produces approximately 250 designs annually for these markets. The two smaller divisions of Decorative Fabrics, Greeff and Warner, supply the interior design and specialty retailer markets in the U.S. and the U.K., respectively.


     CUSTOMERS. Decorative Fabrics is a primary supplier to virtually all major furniture manufacturers in the U.S., including La-Z-Boy, Ethan Allen, Thomasville, Flexsteel, Bassett, Broyhill, Baker, Henredon, Rowe and Robert Allen. Due to the breadth of its product offerings, strong design capabilities and superior customer service, the Company has developed close relationships with many of Decorative Fabrics' over 1,000 customers.


     Nearly all of Decorative Fabrics' products are made to customer order. This reduces the amount of raw materials and finished goods inventory required and greatly reduces product returns, all of which improve profit margins.



     CUSTOMER SERVICE. Decorative Fabrics offers superior customer service in order to achieve total customer satisfaction. The group invests significant capital resources in customer service technology. Key service-related objectives include providing custom-tailored design capabilities to large customers, reducing lead time for orders and providing consistent, on-time delivery.



     To enhance customer satisfaction, Decorative Fabrics began implementation of a computerized material requirements' inventory system, MRP II, in 1992. Implementation of the MRP II system has significantly improved inventory control and enabled the Company to reduce manufacturing lead times. The completion of the MRP II project in 1993 also provided significant enhancements to Decorative Fabrics' electronic data interchange ("EDI") systems. The improved use and availability of EDI allows customers to place orders faster and significantly reduces order processing time.

     MARKETING AND SALES. Fabrics are sold domestically by 31 commissioned sales representatives who exclusively represent the Mastercraft and Cavel divisions of Decorative Fabrics. The Mastercraft and Cavel divisions maintain showrooms in seven key locations throughout the United States. Products are presented in collections which suggest a complete room environment using the Company's diverse mix of fabrics.

     The Mastercraft division exports to virtually every region of the world with the exception of Eastern Europe. Mastercraft's 1993 export sales were $30.5 million, or 11.3% of its net sales. Export sales have increased at a compound annual growth rate of 30% since 1988. All export fabrics are sold through commissioned sales representatives and agents in key countries. Major export regions include the U.K., Scandinavia, Europe, the Middle East, Australia, New Zealand, the Far East, Canada and South America.

     MANUFACTURING. Decorative Fabrics invests significant capital resources to upgrade manufacturing facilities and continually improve productivity. Management believes that continued commitment to technological improvements is essential to remain competitive in the decorative fabrics business. All plants typically operate on a six-day, three-shift schedule and operate an adjustable schedule on the seventh day in order to balance production and customer demand.

     COMPETITION. The U.S. upholstery fabrics market is highly competitive. Manufacturers compete on the basis of design, quality, price and customer service. Decorative Fabrics' primary competitors include Quaker Fabric Corporation, Culp, Inc., Joan Fabrics Corp. and the Burlington House Upholstery Division of Burlington Industries, Inc.


     FACILITIES. Mastercraft owns and operates four weaving plants and one finishing plant in North Carolina. Cavel shares manufacturing capacity with Automotive Products at three plants in Roxboro, North Carolina. Greeff and Warner are designers and distributors, subcontracting all manufacturing.


  FLOORCOVERINGS


     GENERAL. The Floorcoverings group of the Interior Furnishings segment is a leading producer of high-end specified contract carpeting products for institutional and commercial customers. In 1993, net sales were $93.6 million and operating income before the write-off of goodwill was $15.9 million, reflecting a 17.0% operating margin. Floorcoverings differentiates itself from its competitors in part by its patented Powerbond RS(R) adhesive system and by its products' demonstrably superior performance characteristics. It is currently the largest manufacturer of six-foot wide rolls and the third-largest supplier of modular carpet tiles in the U.S. Floorcoverings produces virtually no product for inventory or for commodity markets.


     Since 1990, Floorcoverings has repositioned its product offerings, shedding those products in which it lacked either a low-cost position or proprietary product advantage. By focusing on areas of competitive advantage, Floorcoverings has prospered, notwithstanding a significant downturn in commercial construction and renovation, and increased its average selling price per square yard by over 13%.

     Management believes that Floorcoverings' niche market position in the high performance specified sector, differentiated value-added products and proprietary patented technology provide it with a competitive advantage.


     INDUSTRY. Management estimates that 70% of the Company's floorcoverings business is based on renovation rather than new construction projects. Historically, renovation activity has been significantly less cyclical than new construction. Also, approximately 60% of Floorcoverings 1993 net sales were to institutional customers such as government, healthcare, and education facilities rather than to commercial market customers. Management believes that government, healthcare and educational customers are stable, growth sectors, as illustrated by the fact that new construction spending in these areas has increased by 7% per year since 1987. As a result of
                                       46
these two factors, sales of six-foot wide rolls and modular carpet tiles have doubled since 1987 while the U.S. commercial construction market has been flat.


     PRODUCTS. Floorcoverings' key competitive advantage is in its patented Powerbond RS(R) adhesive technology, which has 14 years of patent protection remaining. Because the Powerbond RS(R) system does not use wet adhesives, it permits the installation of floorcoverings directly on floor surfaces, including existing carpeting, with substantially reduced labor costs and without the fumes of conventional wet adhesives. This allows for less disruptive and less time-consuming installation and, for this reason, is particularly attractive to institutions such as schools and hospitals. By contrast, conventional carpet installation requires a more costly and disruptive removal of old carpet and a curing period for the wet adhesive before the facility can be returned to use. In addition to reducing installation downtime for customers to as little as one day, management believes Floorcoverings' product exhibits demonstrably superior durability and cleaning characteristics ideally suited for high-traffic areas such as airline terminals and customers such as Discovery Zone and Blockbuster.



     COMPETITION. The commercial carpet industry is highly competitive, and several of Floorcoverings' competitors have substantially greater commercial carpet sales in the commodity segments of the industry, segments in which Floorcoverings does not compete. Floorcoverings' niche products have demanding specifications and generally cannot be manufactured using the equipment which currently supplies most of the industry's commodity products. The Company's primary competitors are Interface, Milliken & Company, Mohawk Industries and Shaw Industries, Inc.


     FACILITIES. Floorcoverings owns and operates four facilities in Dalton, Georgia.

WALLCOVERINGS

  GENERAL


     Wallcoverings, which operates under the name "Imperial", had 1993 net sales of $220.4 million and operating income before the write-off of goodwill of $12.0 million. It is a leading manufacturer and distributor of a full range of wallcoverings for the residential and commercial sectors of the wallcoverings market. Management believes that in 1993 Imperial had a leading 22% share of the larger residential sector of the industry. It is the only producer of wallcoverings in the U.S. that is fully integrated from paper production through design and distribution. In addition, management believes that Imperial has a competitive advantage due to its extensive in-house design expertise and licensing arrangements, its low cost, vertically-integrated manufacturing capability, and its advanced customer ordering and service network.


  INDUSTRY


     The wallcoverings industry experienced significant and consistent growth from the early 1980s through 1987. This growth resulted in part from increases in new construction starts and existing home sales which peaked in 1986-87. In addition, a one-time surge in demand created a new industry-wide layer of inventory as a result of the rapid growth of large in-stock retailers. Between 1983 and 1987, the industry's physical shipment volume increased from 137 million to 200 million rolls of wallpaper per year, a 9.9% annual growth rate. Between 1987 and 1990, the industry underwent a contraction, with volume declining dramatically from 200 million rolls in 1987 to 174 million rolls in 1990, a 4.5% annual decline. This resulted from a slowdown in the overall economy, particularly in the housing market, coupled with a reduction in inventory by over-stocked retailers. From 1991 to 1993, the industry's physical shipment volumes increased at a compound annual growth rate of 3.0%.



     Management estimates that in 1993, total sales for the U.S. wallcovering market were approximately $1.1 billion on a wholesale basis. The wallcoverings market can generally be divided into the residential and commercial sectors. The residential sector is the larger of the two sectors,
                                       47
with estimated total 1993 U.S. sales of $748.0 million. The two primary distribution channels within the residential sector are dealers and retail chains.


  STRATEGIC RESTRUCTURING


     The industry contraction of the late 1980s and early 1990s left Imperial with unutilized manufacturing capacity, an oversized distribution network and excess product offerings. Between 1989 and 1992, Imperial implemented a comprehensive downsizing program designed to bring Imperial's high fixed-cost structure into better alignment with the changed industry environment. Imperial closed 22 showrooms and 12 warehouses and reduced fixed costs by nearly 15%. Imperial also substantially reduced the annual introduction rate of new collections and virtually eliminated its use of independent distributors in favor of exclusive captive distribution. This restructuring program improved manufacturing efficiencies, but it adversely affected sales and led to a reduction in shelf space and market share. As a result, Imperial's sales declined during 1992 and into 1993, despite what management now believes to have been a moderate upturn in industry conditions.



     A new management team installed in February 1993 determined that the reduction in new collections had been too severe. Accordingly, in late 1993, management instituted a second restructuring program to bolster its new product introduction rate through aggressive product design efforts. This product line renewal led to 62 collections being introduced in 1993 and 70 collections being planned for introduction in 1994, compared to 45 in 1992. Management is also broadening its selection of in-stock programs and improving its order fulfillment capabilities. For example, in 1993 Imperial introduced a guaranteed shipment program on 15 of its best selling lines. Through the program called "On Time Or On Us", free product is offered to dealers for orders unfilled within 48 hours. The number of lines covered by this program was increased to 26 in the first quarter of 1994. Imperial also implemented a number of other MIS and service initiatives designed to enhance customer service and distribution.



     In 1994, Imperial is implementing a plan to improve sales momentum in the chain store channel, including a tripling of its product development budget for the national chains, consolidation of order entry and customer service activities under dedicated national account teams, development of innovative product/packaging approaches for warehouse clubs, and a broadening of its product offerings with newly licensed products such as borders featuring National Hockey League and National Collegiate Athletic Association logos and insignias.


  PRODUCT

     Management believes Imperial has maintained its leading market position due to its competitive edge in color and design. Its in-house studio of approximately 35 artists represents a major strategic investment by Imperial which is supplemented by an active licensing program under which Imperial licenses proven designs from well-known designers. Imperial is continuously introducing new designs and color concepts that supplement its already vast library.

     Imperial offers a large number of well-known brand names, including Imperial, United, Sterling Prints, Katzenbach & Warren, Greeff, Albert Van Luit and Plexus. In addition to these in-house brands, Imperial licenses a number of well-known brand names, including Gear, Laura Ashley, Pfaltzgraff, Croscill, Mario Buatta, David and Dash, Louis Nichole, Clarence House and Carlton Varney, for which it converts home furnishing designs into wallcovering designs. Imperial also distributes the lines of John Wilman, Great Britain's largest wallcoverings designer and manufacturer. Imperial's products sell at the retail level from $5 per single roll to more than $100 per single roll, with most products selling in the $8 to $14 range.

     In recent years, there has been increasing demand for wallcoverings coordinated with decorative accessories such as window treatments, bedding, upholstery fabric and other textile products. To satisfy this demand from upscale home furnishings customers, Imperial provides fabrics, which it generally purchases outside the Company, that are coordinated with its wallcovering designs. Some of these fabrics are supplied by the Mastercraft and Greeff divisions of the Company.

  CUSTOMERS

     Dealers and chains account for the largest portion of Imperial's customer base. Management believes that the Company has the leading share in each of these channels. Management believes that Imperial has the most extensive dealer network in the U.S., selling to approximately 15,000 dealers. Imperial also sells to many of the leading chains in the country, including Home Depot, Lowes, Sears, Sherwin Williams and Target.

  MANUFACTURING

     Imperial is the only manufacturer of wallcoverings that is vertically integrated from paper production to the design and distribution of finished wallcoverings. Management estimates that Imperial accounts for approximately 30% of wallpaper manufacturing capacity in North America. Imperial's objective is to be the lowest cost manufacturer in the industry. In pursuit of this objective, Imperial has completed several manufacturing efficiency programs over the past several years, including significantly reducing the set up times in gravure printing through implementation of single-minute-exchange-of-die techniques.

  COMPETITION

     As a result of the recent economic downturn in the wallcoverings industry, many weaker competitors withdrew from the U.S. wallcoverings market. In addition, further contraction is expected to occur as sales of wallcoverings shift to chain stores, which along with other retailers prefer working with fewer, larger suppliers. Imperial is well positioned to benefit from these developments.

     Competition in the wallcoverings industry is based on design, price and customer service. Imperial's principal competitors are Borden, GenCorp, F.S. Schumacher and Seabrook Wallcoverings.

  FACILITIES

     Imperial owns and operates five manufacturing facilities in the United States and three in Canada, as well as three distribution centers in the United States.

EMPLOYEES

     As of January 29, 1994, the Company's subsidiaries employed approximately 12,000 persons on a full-time or full-time equivalent basis. Approximately 2,200 of such employees are represented by labor unions. Management believes that the Company's relations with its employees and with the unions that represent certain of them are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     As of the consummation of the Offerings and giving effect to the Recapitalization, the executive officers and directors of the Company, and their ages as of April 10, 1994, will be as follows:


     NAME                                 AGE                                    POSITIONS
- - ------------------------------------  -----------  ---------------------------------------------------------------------
Thomas E. Hannah....................          55   Chief Executive Officer and Director
William J. Brucchieri...............          51   President of Imperial Wallcoverings
Andrew Major........................          72   President of Decorative Fabrics Group
John D. Moose.......................          57   President of North American Auto Group
Harry F. Schoen III.................          58   President of Mastercraft Division
Elizabeth R. Philipp................          37   Executive Vice President, General Counsel and Secretary
Mark O. Remissong...................          41   Senior Vice President and Chief Financial Officer
Paul W. Meeks.......................          41   Vice President and Treasurer
David A. Stockman...................          47   Co-Chairman of the Board of Directors
Bruce Wasserstein...................          46   Co-Chairman of the Board of Directors
James R. Birle......................          58   Director
John P. McNicholas..................          31   Vice Chairman
Stephen A. Schwarzman...............          47   Director
Randall J. Weisenburger.............          35   Vice Chairman and Director
W. Townsend Ziebold, Jr.............          32   Director



     Set forth below is certain information about each of the Company's executive officers and directors. Unless otherwise indicated, positions listed are with the Company. Following the Offerings, the Company expects to expand its Board of Directors to include two additional directors who are not affiliated with the Company or the Partners and to adopt a charter provision creating a classified Board consisting of three classes of three directors each. Each class of directors of the Company will be elected at an annual meeting of stockholders on staggered three-year terms, such that only one class of directors will be elected each year. See "Description of the Capital Stock-- Anti-takeover Provisions".


     THOMAS E. HANNAH. Chief Executive Officer of the Company as of the consummation of the Offerings. President and Chief Executive Officer of the Collins & Aikman Textile and Wallcoverings Group from November 1991 to consummation of the Offerings, and named an executive officer of the Company in April 1993. President and Chief Executive Officer of the Collins & Aikman Textile Group from February 1989 to November 1991. President of Milliken & Company's Finished Apparel Division prior to that.


     WILLIAM J. BRUCCHIERI. President of Imperial Wallcoverings since February 1993 and named an executive officer of the Company in April 1994. Executive Vice President of Imperial from March 1992 to January 1993. Executive Vice President of the Mastercraft division from January 1990 to February 1992. Vice President, Operations of the Mastercraft division from August 1989 to January 1990. Mr. Brucchieri joined a wholly-owned subsidiary of the Company in 1988.


     ANDREW MAJOR. President of the Decorative Fabrics Group since 1987, named an executive officer of the Company in April 1994. Mr. Major joined a wholly-owned subsidiary of the Company in 1976.


     JOHN D. MOOSE. President of the North American Auto Group since June 1989, and named an executive officer of the Company in April 1994. Mr. Moose joined a wholly-owned subsidiary of the Company in 1960.

     HARRY F. SCHOEN III. President of the Mastercraft division since January 1993 and named an executive officer of the Company in April 1994. Executive Vice President and Chief Operating Officer of the Mastercraft division from April 1992 to December 1992. General Manager of Milliken & Company's Greige Fine Goods Group prior to that.

     ELIZABETH R. PHILIPP. Executive Vice President, General Counsel and Secretary of the Company since April 1994. Vice President, General Counsel and Secretary of the Company from April 1993 to April 1994. Vice President and General Counsel from September 1990 to April 1993. Prior to that, associated with the law firm of Cravath, Swaine & Moore.

     MARK O. REMISSONG. Senior Vice President and Chief Financial Officer of the Company as of the consummation of the Offerings. Since December 1993, Senior Vice President and Chief Financial Officer of a wholly-owned subsidiary of the Company and an executive officer of the Company. Vice President of Finance for Burlington Industries from 1989 until December 1993.

     PAUL W. MEEKS. Vice President and Treasurer of the Company since September 1992. Assistant Treasurer of the Company from April 1988 to September 1992. Mr. Meeks joined a wholly-owned subsidiary of the Company in 1982.


     DAVID A. STOCKMAN. Co-Chairman of the Board of Directors of the Company since July 1993 and a Director of the Company since December 1988. General Partner of The Blackstone Group ("Blackstone") since 1988. Mr. Stockman is also a director of Edward J. DeBartolo Corporation.



     BRUCE WASSERSTEIN. Co-Chairman of the Board of Directors of the Company since June 1992. Chairman, President and Chief Executive Officer of Wasserstein Perella Group, Inc. and Chairman and Chief Executive Officer of Wasserstein Perella & Co., Inc. ("WP&Co.") since 1988. Mr. Wasserstein is also Chairman of the Board of Maybelline, Inc.


     JAMES R. BIRLE. A Director of the Company since 1988 and Co-Chairman of the Board of Directors of the Company from October 1988 until July 1993. General Partner of Blackstone since 1988. Mr. Birle is also a director of Connecticut Mutual Life Insurance Co., Great Lakes Dredge & Dock Corporation, and Transtar, Inc.

     JOHN P. MCNICHOLAS. Vice Chairman of the Company since April 1994. Deputy Chairman of the Company from July 1992 to April 1994. Vice President of Blackstone since January 1992; Associate of Blackstone from November 1990 to December 1991; Associate, Merchant Banking Group-- Merrill Lynch Capital Markets from August 1989 to November 1990.


     STEPHEN A. SCHWARZMAN. A Director of the Company since October 1988 and President of the Company from its inception to consummation of the Offerings. Co-Founding Partner of Blackstone Group Holdings L.P. and President and Chief Executive Officer of Blackstone since 1985. Mr. Schwarzman is also a director of Great Lakes Dredge & Dock Corporation and Transtar, Inc.



     RANDALL J. WEISENBURGER. Vice Chairman of the Company since April 1994 and a Director of the Company since 1989. Deputy Chairman of the Company from July 1992 until April 1994. Managing Director of WP&Co. since December 1993; Director of WP&Co. from December 1992 to December 1993; Vice President of WP&Co. from December 1989 to December 1992; Associate of WP&Co. from 1988 to December 1989. Mr. Weisenburger is also Vice Chairman of the Board of Maybelline, Inc. and Chairman of the Yardley Lentheric Group.


     W. TOWNSEND ZIEBOLD, JR. Director of the Company since December 1992. Director of WP&Co. since December 1993; Vice President of WP&Co. from December 1991 to December 1993; Associate of WP&Co. from 1988 to December 1991. Mr. Ziebold is also a director of Maybelline, Inc.

COMPENSATION OF DIRECTORS


     Effective upon consummation of the Offerings, each director (or the Partner who designates such director to the Board of Directors) will receive an annual fee of $40,000, payable quarterly, for serving as, or in the case of a Partner designating, a director of the Company.



     In July 1992, C&A Co. entered into an employment agreement with Mr. Hannah, which was amended as of February 1994. The agreement, as amended, provides for an initial base salary of $525,000 and participation in any executive bonus plan, with a target bonus of 75% of base salary then in effect up to a maximum of 150% of base salary. The agreement expires January 31, 1997, with automatic one-year renewals thereafter unless C&A Co. notifies Mr. Hannah prior to that time of its intention to terminate the agreement. In the event of involuntary termination for reasons other than cause and other than a change of control, the agreement provides for severance benefits equal to Mr. Hannah's base salary then in effect for a period of one year from the termination date plus any unpaid cash bonus for the prior year and a pro rata portion of any bonus he would have received had he been employed for the entire year. C&A Co. also entered into a letter agreement with Mr. Hannah in May 1991 pursuant to which Mr. Hannah is entitled to receive an amount equal to two times his base salary then in effect in the event his employment is terminated within three months prior to or one year following a change of control (as defined) of C&A Co.. In 1993, Mr. Hannah received a base salary of $415,000, a cash bonus of $783,960, and payouts under the Equity Share Plan referred to below and other compensation aggregating $2,339,338.


THE COMPANY'S OPTION PLANS


     In 1988, Group implemented the Wickes Equity Share Plan (the "Equity Share Plan") for the purposes of attracting, retaining and motivating key employees of Group and its subsidiaries. In October 1993, the Equity Share Plan was terminated in accordance with its terms. Concurrently, Group announced its intention to implement a new stock option plan. Accordingly, the Company created a special purpose 1993 Employee Stock Option Plan (the "1993 Plan") to provide for the one-time award of options to purchase shares of Common Stock to active key employees in recognition of their prior service. In addition, the 1994 Employee Stock Option Plan (the "1994 Plan") was created as a successor to the 1993 Plan to facilitate future awards of Options to key employees and to consultants. The term "Option" as used herein refers to either a NQSO or an ISO (each as defined below), as the case may be.



     Each of the Company's stock option plans is administered, and options thereunder are granted, by a duly authorized committee (the "Committee") of the Board of Directors (the members of which shall be disinterested (as defined in Rule 16b-3 under the Exchange Act), unless otherwise determined by the Board), or by the Board if there is no such committee.



     Based on the midpoint of the estimated initial public offering price range, the estimated fair market value of a share of Common Stock underlying an Option as of April 18, 1994 was $16.50.



  1993 EMPLOYEE STOCK OPTION PLAN


     The Company adopted the 1993 Plan effective January 28, 1994 (the "Effective Date of the 1993 Plan").


     SHARES SUBJECT TO OPTIONS. The 1993 Plan authorizes the issuance of up to 3,119,466 shares of Common Stock (with no more than 1,000,000 shares to any employee in any calender year) upon the exercise of non-qualified stock options ("NQSOs") granted to certain key employees of the Company. Key employees are those active executive officers and other valuable employees of the Company that are selected by the Committee to participate in the 1993 Plan. Under the 1993 Plan no Options may be granted after December 31, 1995.

     OPTIONS. Options issued pursuant to the 1993 Plan will be exercisable at such price, not less than the par value of the Common Stock purchasable thereunder, as may be fixed by the Committee. Shares of Common Stock purchased pursuant to the exercise of Options shall be paid for at the time of exercise as follows: (i) in cash or by check, bank draft or money order; (ii) if the Common Stock is traded on a national securities exchange, through the delivery of instructions to a broker to deliver the purchase price; or (iii) on other terms acceptable to the Committee (which may include payment by transfer of shares owned by the participant for at least six months or the surrender of Options).


     Options granted under the 1993 Plan are subject to restrictions on transfer and exercise. No Option granted under the 1993 Plan may be exercised prior to the earlier of the closing of a Public Offering (as defined in the 1993 Plan) or the expiration of two years from the Effective Date of the 1993 Plan, subject to acceleration in the event of a Change in Control of the Company (as defined in the 1993 Plan) and subject to the authority of the Committee to permit earlier exercise in its sole discretion. The Committee may set a schedule of exerciseability with regard to each Option grant, subject to acceleration in the event of a Change in Control of the Company. Also, no Option may be exercisable after the expiration of ten years from the date of its grant. Moreover, no Option may be transferred, assigned, pledged or hypothecated in any way except by will or under applicable laws of descent and distribution. Shares of Common Stock purchased upon exercise of an Option ("Shares") may not be transferred for a period of two years following the initial Public Offering of the Company, or such shorter time as the Committee may in its sole discretion determine.



     In consideration of the grant of Options, an employee shall be required to agree not to engage, without the written consent of the Committee, in any Competitive Activity (as defined in the 1993 Plan) during the participant's employment by the Company and, in the event any Options shall vest, for a period of one year following termination of employment. Options that were exercisable upon a participant's termination of employment by the Company other than for cause remain exercisable following such termination for a period of: (a) one year, in the case of death or disability, (b) 90 days, in the case of retirement or termination by the Company other than for cause and (c) in all other instances, 30 days following such termination, in each case subject to extension by the Committee. Except as otherwise determined by the Committee, Options that were not exercisable at the time of a participant's termination of employment by the Company shall automatically be canceled upon such termination. The Committee has the discretion under the 1993 Plan to impose in a participant's Option Agreement such other conditions, limitations and restrictions as it determines are appropriate in its sole discretion, including any waivers of rights which a participant may have.


     The 1993 Plan provides for the Committee to have the right to make appropriate adjustments in the number and kind of securities receivable upon the exercise of Options or the exercise price in the event of a stock split, stock dividend, merger, consolidation, reorganization, spinoff, partial or complete liquidation or other similar changes in the capital structure or other corporate transactions. The 1993 Plan also gives the Committee the option to terminate all outstanding Options effective upon the consummation of a merger or consolidation in which the Company is not the surviving entity or of any other transaction that results in the acquisition of substantially all of the Company's outstanding Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, or upon the consummation of the sale or transfer of all of the Company's assets (any such event an "Acquisition Event"), subject to the right of participants to exercise all outstanding Options prior to the effective date of the Acquisition Event.

     To date, Options for 3,119,466 Shares have been granted to 65 employees, leaving no Options available for grant in the future. At the date the 1993 Plan was adopted, approximately 65 employees were eligible to participate in the 1993 Plan.

  1994 EMPLOYEE STOCK OPTION PLAN

     The Company adopted the 1994 Plan effective April 15, 1994 (the "Effective Date of the 1994 Plan").


     SHARES SUBJECT TO OPTIONS. The 1994 Plan authorizes the issuance of up to 2,980,534 shares of Common Stock (with no more than 1,000,000 shares to any employee or consultant in any calender year, with any unused portion thereof carried forward) upon the exercise of Incentive Stock Options ("ISOs") and NQSOs granted to certain key employees and NQSOs granted to executive consultants of the Company. Key employees are those active executive officers or other valuable employees of the Company that are selected by the Committee to participate in the 1994 Plan. Executive consultants are those executive-level consultants of the Company that are selected by the Committee to participate in the 1994 Plan. No Options may be granted after ten years from the Effective Date of the 1994 Plan.



     OPTIONS. In the case of ISOs, the exercise price of an Option may not be less than 100% of the Fair Market Value (as defined in the 1994 Plan) of a share of Common Stock at the time of grant (or 110% of such Fair Market Value if the grantee owns more than 10% of the shares of Common Stock outstanding at the time of grant (a "Ten Percent Shareholder")). NQSOs issued pursuant to the 1994 Plan will be exercisable at such price, not less than the Fair Market Value of a share of Common Stock at the time of grant, as may be fixed by the Committee, provided, that, prior to the initial Public Offering of the Company, Options may be issued with an exercise price below the Fair Market Value of a share of Common Stock at the time of the grant. Shares purchased pursuant to the exercise of Options shall be paid for at the time of exercise as follows: (i) in cash or by check, bank draft or money order; (ii) if the Shares are traded on a national securities exchange, through the delivery of instructions to a broker to deliver the purchase price; or (iii) on other terms acceptable to the Committee (which may include payment by transfer of shares owned by the participant for at least six months or the surrender of Options).


     Options granted under the 1994 Plan are subject to restrictions on transfer and exercise. No Option granted under the 1994 Plan may be exercised prior to the earlier of the closing of a Public Offering (as defined in the 1994 Plan) or the expiration of five years from the Effective Date of the 1994 Plan, subject to acceleration in the event of a Change in Control of the Company (as defined in the 1994 Plan) and subject to the authority of the Committee to permit earlier exercise in its sole discretion. In addition, the Committee may set a schedule of exerciseability with regard to each Option grant, subject to acceleration in the event of a Change in Control of the Company. Also, no Option may be exercisable after the expiration of ten years from the date of its grant (or five years, in the case of ISOs granted to a Ten Percent Shareholder). Moreover, no Option may be transferred, assigned, pledged or hypothecated in any way except by will or under applicable laws of descent and distribution. Shares of Common Stock purchased upon exercise of an Option may not be transferred for a period of two years following the initial Public Offering of the Company, or such shorter time as the Committee may in its sole discretion determine.

     In consideration of the grant of Options, each employee will be required to agree not to engage, without the written consent of the Committee, in any Competitive Activity (as defined in the 1994 Plan) during the participant's employment by the Company, and in the event any Options shall vest, for a period of one year following termination of employment. Options that were exercisable upon a participant's termination of employment or consultancy by the Company other than for cause remain exercisable following such termination for a period of: (a) one year, in the case of death or disability, (b) 90 days, in the case of retirement or termination other than for cause and (c) in all other instances, 30 days following such termination, in each case subject to extension by the Committee. Except as otherwise determined by the Committee, Options that were not exercisable at the time of a participant's termination of employment or consultancy by the Company shall automatically be canceled upon such termination. The Committee has the discretion under the 1994

Plan to impose in a participant's Option Agreement such other conditions, limitations and restrictions as it determines are appropriate in its sole discretion, including any waivers of rights which a participant may have.

     The 1994 Plan provides for the Committee to have the right to make appropriate adjustments in the number and kind of securities receivable upon the exercise of Options or the exercise price in the event of a stock split, stock dividend, merger, consolidation, reorganization, spinoff, partial or complete liquidation or other similar changes in the capital structure or other corporate transactions. The 1994 Plan also gives the Committee the option to terminate all outstanding Options effective upon the consummation of a merger or consolidation in which the Company is not the surviving entity or of any other transaction that results in the acquisition of substantially all of the Company's outstanding Common Stock by a single person or entity or by a group of persons and/or entities acting in concert, or upon the consummation of the sale or transfer of all of the Company's assets (any such event an "Acquisition Event"), subject to the right of participants to exercise all outstanding Options prior to the effective date of the Acquisition Event.


     To date, Options for 169,634 Shares have been granted to seven employees and no consultants, leaving Options for 2,810,900 Shares available for grant in the future. At the date the 1994 Plan was adopted, approximately 500 employees were eligible to participate in the 1994 Plan.


     FEDERAL INCOME TAX CONSEQUENCES


     Under Federal income tax law as currently in effect, neither ISOs nor NQSOs require an optionee to recognize income at the time of grant. However, upon the exercise of a NQSO, the optionee will recognize ordinary income in an amount equal to the excess of the fair market value of the Common Stock over the aggregate exercise price. With respect to an ISO, no income is recognized by the optionee in connection with the exercise, although the excess of the fair market value of the Common Stock at exercise over the aggregate exercise price results in alternative minimum taxable income which is used in determining for the optionee alternative minimum tax liability. The optionee will be subject to taxation at the time Shares acquired upon the exercise of an ISO are sold. If the sale occurs at least two years after the date the ISO was granted and at least one year after the date it was exercised, the optionee generally will recognize capital gain in an amount equal to the excess of the proceeds of the sale over the aggregate exercise price of the Shares sold. If the optionee disposes of such Shares within two years of the date an Option was granted or within one year of receipt of the Shares pursuant to the exercise of an ISO, the optionee will recognize ordinary income, in an amount equal to the excess of the fair market value of the Shares on the date of the exercise over the exercise price. The excess, if any, of the amount realized upon disposition of such Shares over the fair market value of the Shares on the date of exercise will be long or short term capital gain, depending upon the holding period of the Shares, providing the optionee holds the shares as a capital asset at the time of disposition. If such disposition of the Shares by the optionee within two years of the date of grant of the Option is a sale or exchange with respect to which a loss (if sustained) would be recognized by the optionee, then the amount which is includable in the gross income of the optionee shall not exceed the excess (if any) of the amount realized on the sale or exchange over the adjusted basis of such Shares.


     The Company's tax consequences will also depend upon whether an option is an ISO or a NQSO. In the case of a NQSO, the Company will be entitled, subject to the possible application of Section 162(m) of the Code as discussed below, to a deduction in connection with the optionee's exercise in an amount equal to the income recognized by the optionee, provided that the Company complies with applicable withholding tax requirements, if any. If the Option is an ISO, however, the Company will not be entitled to a deduction if the optionee satisfies holding period requirements and recognizes capital gain. If those requirements are not satisfied, the Company will be entitled to a deduction corresponding to the ordinary income recognized by the optionee, subject to the possible application of Section 162(m) of the Code as discussed below. Section 162(m) of the Code denies a deduction to any corporation, whose common shares are publicly held, for compensation paid to certain covered employees in a taxable year to the extent that such compensation exceeds $1 million. Covered employees are a company's chief executive officer on the last day of the taxable year and any other individual whose compensation is required to be reported to shareholders under the Exchange Act by reason of being among the four highest compensated officers in office at the end of the taxable year. The amount of ordinary income recognized by an optionee in the year of exercise (or in the case of an ISO, disqualifying sale) is considered in determining whether a covered employee's compensation exceeds $1 million. Compensation paid under certain qualified performance based compensation arrangements, which provide for compensation based on preestablished performance goals established by a compensation committee that is comprised solely of two or more outside directors and which is disclosed to, and approved by, the majority of the company's shareholders, is not considered in determining whether a covered employee's compensation exceeds $1 million. The legislative history to Section 162(m) and the proposed regulations recently issued under Section 162(m) provide that compensation attributable to options which provide for an exercise price less than the fair market value of the underlying shares on the date of grant ("discount options") will not be treated as paid pursuant to a qualified performance based compensation arrangement. The proposed regulations generally provide, although the matter is not entirely clear, that option plans (and any options issued thereunder) that were adopted prior to the time a company publicly offers its common equity securities will not be subject to the Section 162(m) limitation, provided such plan is adequately disclosed by the company in a prospectus issued in connection with a public offering of common equity securities. Since the 1993 Plan and the 1994 Plan were adopted prior to the effective date of the Registration Statement of which this Prospectus is a part, the 1993 Plan and the 1994 Plan (and any options issued thereunder) may be exempt from the application of Section 162(m). The Company intends to review this issue (including any additional guidance which may hereafter be issued by the Internal Revenue Service or the courts) at the time any employee exercises options, the compensation element of which, when combined with other compensation received by such employee during the taxable year, exceeds $1 million, and consider whether and to what extent the 1993 Plan and the 1994 Plan and the options at issue are subject to the Section 162(m) limitation.


     NEW PLAN BENEFITS The table below shows Options that have been granted or will be granted prior to the consummation of the Offerings under the 1993 Plan and the 1994 Plan to (i) any Named Executive Officer (as defined below), (ii) any executive officer who is a member of the continuing management group and who is not a Named Executive Officer, (iii) all current executive officers as a group and (iv) all employees, including all current officers who are not executive officers, as a group.



     The term "Named Executive Officer" is defined for these purposes to include
(i) Mr. Stockman and Mr. Wasserstein, the Company's Co-Chairmen of the Board,
(ii) Mr. Schwarzman, the Company's President prior to the consummation of the Offering, (iii) Mr. Birle, the Company's former Co-Chairman of the Board (who resigned from such position on July 20, 1993), (iv) the Company's four most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended January 29, 1994 and whose total annual salary and bonus exceeded $100,000 and (v) two former executive officers who would have been among the Company's four most highly compensated executive officers but for the fact that they were not serving as executive officers at the end of the fiscal year ended January 29, 1994.

NEW PLAN BENEFITS



                          EMPLOYEE STOCK OPTION GRANTS



                                                                             NUMBER OF
                                                                PER SHARE      SHARES
                                                                EXERCISE     UNDERLYING     EXPIRATION
     NAME AND POSITION AFTER THE OFFERINGS                        PRICE       OPTIONS          DATE           PLAN
- - -------------------------------------------------------------  -----------  ------------  ---------------  ----------
Thomas E. Hannah.............................................   $    3.99        841,230           (1)           1993
  Chief Executive Officer                                            8.26        140,205           (1)           1993
William J. Brucchieri........................................        3.99         77,184           (1)           1993
  President of Imperial Wallcoverings                                8.26         61,757           (1)           1993
Andrew Major.................................................        3.99         83,254           (1)           1993
  President of Decorative Fabrics Group
John D. Moose................................................        3.99        146,555           (1)           1993
  President of North American Auto Group                             8.26         50,074           (1)           1993
Harry F. Schoen III..........................................        3.99         97,998           (1)           1993
  President of Mastercraft Division                                  8.26         66,007           (1)           1993
Elizabeth R. Philipp.........................................        3.99         83,508           (1)           1993
  Executive Vice President, General Counsel and Secretary            8.26          8,345           (1)           1993
Mark O. Remissong............................................        4.43         44,735           (2)           1994
  Senior Vice President and Chief Financial Officer                  8.26         33,267           (2)           1994
Paul W. Meeks................................................        3.99         11,403           (1)           1993
  Vice President and Treasurer
Executive Group--1993 Plan...................................        3.99      1,341,132           (1)           1993
                                                                     8.26        326,388           (1)           1993

Executive Group--1994 Plan...................................        4.43         44,735           (2)           1994
                                                                     8.26         33,267           (2)           1994

Non-Executive Employee Group--1993 Plan......................        3.99      1,292,463           (1)           1993
                                                                     4.43         67,261           (1)           1993
                                                                     8.26         92,220           (1)           1993

Non-Executive Employee Group--1994 Plan......................        4.43         76,507           (2)           1994
                                                                     8.26         15,123           (2)           1994


- - ---------------


(1) January 28, 2004

(2) April 15, 2004

                             PRINCIPAL STOCKHOLDERS
                           AND CERTAIN RELATIONSHIPS


     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock, before the Offerings and as adjusted to give effect to the Offerings and the Recapitalization, by the existing holders of Common Stock in excess of 5% and by the stockholders that have granted the overallotment option to the Underwriters (the "Selling Stockholders"). The information provided under the column "Shares Beneficially Owned After the Offerings and the Recapitalization" reflects the effect of the sale of shares by the Selling Stockholders pursuant to the overallotment option, assuming such option is exercised in full, and the effect of the exchange by Blackstone Partners and WP Partners of $94.0 million and $98.6 million, respectively, of the PIK Notes of the Company held by them for shares of Common Stock. All information with respect to beneficial ownership has been furnished by the respective stockholder. Unless otherwise indicated below, after the Offerings the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names.



                                                                                          SHARES BENEFICIALLY OWNED
                                          SHARES BENEFICIALLY OWNED                      AFTER THE OFFERINGS AND THE
                                            BEFORE THE OFFERINGS                              RECAPITALIZATION
                                        -----------------------------                   -----------------------------
                                                                        OVERALLOTMENT
                                                                        OPTION SHARES
           NAME AND ADDRESS                                                 TO BE
        OF SELLING STOCKHOLDER              NUMBER       PERCENTAGE      OFFERED(1)         NUMBER       PERCENTAGE
- - --------------------------------------  --------------  -------------  ---------------  --------------  -------------
Blackstone Capital                          15,765,919         45.0%        1,386,827       20,079,225         30.1%
  Partners L.P.(2)
  118 North Bedford Road
  Suite 300
  Mount Kisco, NY 10549
Wasserstein Perella                         17,079,733         48.8%        1,500,000       21,555,157         32.3%
  Partners, L.P.
  31 West 52nd Street
  New York, NY 10019
The Prudential Insurance                     1,751,753          5.0%          113,173        1,638,580          2.5%
  Company of America(3)
  and Pruco Insurance Company
  Four Gateway Center
  100 Mulberry Street
  Newark, NJ 07102

- - ---------------

(1) Each of the Partners and the Prudential entities have granted the U.S. Underwriters an overallotment option to purchase up to 2,400,000 shares of Common Stock and the International Underwriters an overallotment option to purchase up to 600,000 shares of Common Stock.


(2) Includes 1,320,402 shares of Common Stock owned of record by Blackstone Family Investment Partnership II L.P. and 116,036 shares of Common Stock owned of record by Blackstone Advisory Directors Partnership L.P., each an affiliate of Blackstone Partners. Blackstone Partners possesses an irrevocable proxy to vote these shares.


(3) Blackstone Partners possesses an irrevocable proxy to vote these shares.



     Each of Blackstone Partners and WP Partners beneficially owns, through Holdings II, 50% of the outstanding voting Common Stock of the Company. After consummation of the Recapitalization and the issuance of shares of Common Stock in the Offerings (assuming that the Underwriters' over-allotment options are not exercised), each of Blackstone Partners and its affiliates and WP Partners will beneficially own 34.8% and 34.6%, respectively, of the outstanding Common Stock and will be in a position to control the Company. It is also expected that the Partners and their respective affiliates may in the future act in various capacities in connection with transactions to which the Company is a party.

     In 1993, Group paid each of Blackstone Management Partners L.P., an affiliate of Blackstone ("Blackstone Management"), and WP&Co. or their affiliates (collectively, the "Managers-Advisors") an annual operating management fee of $1 million. Group also paid each of the Managers-Advisors an annual management and financial advisory services fee of $1.5 million, paid quarterly in advance. Group also has reimbursed the Managers-Advisors for out-of-pocket expenses in connection with their management.


     Since the beginning of 1993, in connection with the divestiture of the Engineering Group, Group has paid divestiture fees (i) to Blackstone Management in the amount of approximately $512,500 and (ii) to WP&Co. and WP Partners in an aggregate amount of $512,500. Since the beginning of 1993, in connection with the consummation of two credit agreements by Kayser-Roth, Group has paid fees
(i) to Blackstone Management in the amount of $375,000 and (ii) to WP&Co. and WP Partners in an aggregate amount of $375,000. Since the beginning of 1993, Group has paid $1,394,000 to each of the Managers-Advisors in connection with the divestiture of Kayser-Roth.


     In September 1993, Blackstone entered into an agreement with Group to provide advisory services and assistance in connection with the sale or disposition by Group of its Builders Emporium division. The agreement provides for reimbursement of out-of-pocket expenses plus payment of fees to be paid by Group to Blackstone of (i) $100,000 per month, commencing with the month ending September 25, 1993 and ending with the month ending January 29, 1994 and (ii) $100,000 for the quarter commencing January 30, 1994 and ending April 30, 1994. Since the beginning of 1993, Group has paid $500,000 under this agreement. In addition, Blackstone negotiated with Arkaid Incorporated, a real estate consultant ("Arkaid"), to receive 20% of the incentive fees payable to Arkaid by Group in connection with the resolution of lease liabilities of Builders Emporium. Since the beginning of fiscal 1993, no such incentive fees have been accrued or paid to Arkaid.


     The Board of Directors of Group has authorized the investment by Group from time to time of amounts not to exceed $5 million in a short-term investment fund to which Blackrock Financial Management L.P. serves as investment advisor. Blackrock Financial Management L.P., an affiliate of Blackstone, charges annual management fees equal to 0.3% of the amount invested, plus nominal out-of-pocket expenses. Since the beginning of 1993, Group has paid to Blackrock Financial Management L.P. fees of approximately $7,000.


     In the first quarter of fiscal 1994, each of the Managers-Advisors received
$       .



     It is anticipated that each of the Managers-Advisors will continue to receive a $1 million annual monitoring fee from the Company in accordance with the Stockholders Agreement and that the Company may pay fees to the Managers-Advisors in connection with future transactions or financings.


                             NEW CREDIT FACILITIES

     The Company has entered into a commitment letter (the "Commitment Letter") with Chemical Bank ("Chemical") pursuant to which Chemical has committed to provide to Group the New Credit Facilities in an aggregate amount of $775 million, subject to the execution of definitive documentation (including a new credit agreement (the "New Credit Agreement")) and to other terms and conditions set forth in the Commitment Letter. Chemical, through one of its affiliates, intends to form a syndicate of banks and other financial institutions (together with Chemical, the "Lenders") to participate in the New Credit Facilities.

     The New Credit Facilities will consist of (i) an eight-year senior secured term loan facility (the "Closing Date Term Loan Facility") in an aggregate principal amount of $475 million, which will be drawn in full on the Closing Date, (ii) an eight-year senior secured term loan facility (the "Delayed Draw Term Loan Facility") in an aggregate principal amount of $25 million, which may be drawn in full or in part on or prior to the first anniversary of the Closing Date and
(iii) a seven-year senior secured revolving credit facility (the "Revolving Facility") in an aggregate principal amount of up to $275 million. The Company's wholly-owned subsidiary, Group, will be the borrower (the "Borrower") under the New Credit Facilities, although a portion of the Closing Date Term Loan Facility and the Revolving Facility will be available for loans in Canadian dollars to subsidiaries of the Borrower (the "Canadian Sub-facility").

     The proceeds of loans under the Closing Date Term Loan Facility will be used by the Company, together with the net proceeds of the Offerings, borrowings under the Revolving Facility and the Company's existing cash, to refinance existing indebtedness and preferred stock of the Company and certain of its subsidiaries. See "Use of Proceeds and Consolidation". Borrowings may be effected under the Delayed Draw Term Loan Facility during the one-year period following the date of the inital funding under the New Credit Facilities (the "Closing Date"). The proceeds of loans under the Delayed Draw Term Loan Facility will be used by the Company (i) if the Company establishes an ESOP following the completion of the Offerings, to finance purchases of Shares by such ESOP or (ii) to make permitted acquisitions. The proceeds of loans under the Revolving Facility (other than as set forth in the first sentence of this paragraph) will be used by the Company for general corporate purposes, including permitted acquisitions.


     Loans outstanding under the New Credit Facilities will bear interest, which will be due quarterly, at a rate equal to the Borrower's choice of (i) Chemical's Alternative Base Rate (which is the highest of Chemical's announced prime rate, the Federal Funds Rate plus 1/2% and Chemical's base certificate of deposit rate plus 1%) plus the ABR Margin (defined below) per annum or (ii) the rate at which Eurodollar deposits for one, two, three, six, nine, or twelve months (as selected by the Borrower) are offered by Chemical in the interbank Eurodollar market in the approximate amount of Chemical's share of the relevant loan plus the LIBOR Margin (defined below) per annum. Loans outstanding under the Canadian Sub-facility will bear interest, which will be due quarterly, at a rate equal to the Borrower's choice of (i) the Canadian prime rate plus the ABR Margin per annum or (ii) the Canadian BA rate (which is the average rate for Canadian dollar bankers' acceptances in respect of an applicable interest period) plus the LIBOR Margin per annum.



     Pursuant to the terms of the New Credit Agreement, the "ABR Margin" initially will be 3/4% and the "LIBOR Margin" initially will be 1 3/4%; provided that (i) such margins will be subject to step-downs based on certain financial performance tests to be set forth in the New Credit Agreement and (ii) such margins will increase by 1/4% over the margins then in effect on the fifth anniversary of the Closing Date.



     Loans under the Closing Date Term Loan Facility will amortize on an equal quarterly basis in annual amounts equal to (i) $25 million in the second year following the Closing Date, (ii) $45 million in the third year following the Closing Date, (iii) $70 million in the fourth year following the Closing Date,
(iv) $80 million in the fifth year following the Closing Date and (v) $85 million in the sixth, seventh and eighth years following the Closing Date. Loans under the Delayed Draw Term Loan Facility will amortize on an equal quarterly basis in annual amounts, which are ratably based on the annual payments of the Closing Date Term Loan Facility. The Revolving Facility will mature on the seventh anniversary of the Closing Date. In addition, the New Credit Agreement will provide for mandatory prepayments of the New Credit Facilities with certain excess cash flow of the Company, net cash proceeds of certain asset sales or other dispositions by the Company and its subsidiaries, net cash proceeds of sale/leaseback transactions, net cash proceeds of certain issuances of debt obligations and net cash proceeds received by the Company in connection with loans to the ESOP. Mandatory prepayments will be applied pro rata across remaining scheduled maturities. Loans under the New Credit Facilities will be voluntarily prepayable by the Borrower at any time without penalty. Voluntary prepayments will be applied against the most current scheduled maturities.

     The New Credit Facilities will be guaranteed by the Company and each existing and subsequently acquired or organized United States subsidiary of the Company (other than, except for loans under the Canadian Facilities, the Borrower) and by each foreign subsidiary of the Borrower, subject to certain exceptions. The New Credit Facilities and the Guarantees will be secured by a first priority pledge of all the capital stock of the Borrower and each subsidiary of the Borrower (or, in the case of any foreign subsidiary, 65% the capital stock of such subsidiary), the receivables and inventory of the Company and its subsidiaries and certain intercompany indebtedness.

     The Commitment Letter contains, and the New Credit Agreement will contain, certain conditions precedent, including without limitation the following conditions: (i) consummation of the Recapitalization simultaneously with the Closing, (ii) receipt by the Company of at least $250,000,000 in gross cash proceeds in connection with the Offerings, (iii) after giving effect to the Recapitalization, the Company and its subsidiaries having no obligations for borrowed money other than loans under the New Credit Agreement and industrial revenue bonds and other debt in an aggregate amount not to exceed $15,000,000,
(iv) receipt by the Lenders of certain audited and pro forma consolidated financial statements for the Company and its subsidiaries for the fiscal years ended January 29, 1994 and January 30, 1993, (iv) the Lenders' satisfaction (a) that the Company will have sufficient sources of funds to effect the Recapitalization and pay related fees and expenses, (b) with the Company's tax position, (c) with the amount and nature of the Company's and its subsidiaries' environmental and employee health and safety exposures, (d) with the sufficiency of the amount available under the Revolving Facility to meet the ongoing working capital requirements of the Company and the Borrower following the Recapitalization and (e) with all material legal, tax and accounting matters relating to the Recapitalization, (v) the Administrative Agent's reasonable satisfaction with the Company's cash management procedures, (vi) receipt of all requisite governmental and third party approvals and (vii) absence of outstanding material litigation.

     The New Credit Agreement will contain various restrictive covenants typical for facilities and transactions of this type (with customary qualifications and exceptions) including but not limited to limitations on indebtedness of the Company and its subsidiaries, limitations (applicable to the Company and the Borrower) on dividends and on redemptions and repurchases of capital stock; limitations on prepayments, redemptions and repurchases of debt; limitations on liens and sale/leaseback transactions; limitations on loans and investments; limitations on capital expenditures; a prohibition on the Company's direct ownership of any subsidiary other than Group; limitations on mergers acquisitions and asset sales; limitations on transactions with affiliates; limitations on fundamental changes in business conducted; and limitations on the amendment of debt and other material agreements and licenses. In addition to the foregoing, the New Credit Agreement will contain financial covenants, including, among other things, a covenant requiring the Company and its subsidiaries to maintain a minimum EBITDA level, an interest coverage test, a leverage test and a liquidity test.


     The New Credit Agreement will contain various events of default typical for facilities and transactions of this type (with customary qualifications and exceptions), including but not limited to nonpayment of principal or interest; violation of covenants; material breaches of representations and warranties; cross default and cross acceleration; bankruptcy; material undischarged judgments; certain ERISA events; invalidity of security documents; invalidity of subordination provisions; and Change in Control. "Change In Control" will be defined in the New Credit Agreement to require (a) a majority of the board of directors of the Company to be comprised of Continuing Directors (defined as any director of the Company who either (x) was a member of the board of directors on the Closing Date or (y) after the Closing Date became a member of the board of directors and whose election was approved by a vote of the Continuing Directors then on the board of directors of the Company), (b) that no person or group (other than WP Partners, Blackstone Partners and their designated affiliates) beneficially own, directly or indirectly, shares representing more than
                                       61

25% of the aggregate ordinary voting power represented by the outstanding capital stock of the Company at any time that WP Partners, Blackstone Partners and their designated affiliates do not beneficially own, free and clear of liens and claims, shares representing at least 50% of the aggregate ordinary voting power represented by the outstanding capital stock of the Company, and (c) that the Company maintain direct ownership of the Borrower, free of liens and claims.


     In addition to the foregoing, the New Credit Agreement will contain other miscellaneous provisions, including provisions concerning (i) assignments by lenders, (ii) indemnification by the Borrower of each lender from and against any losses, claims or other expenses and (iii) payment by the Borrower of certain fees and expenses of the lenders and their respective advisors and consultants.


     The Company intends during 1994 to implement a structured receivables financing facility for its subsidiaries and is evaluating proposals of several financial institutions to provide such a facility. The Company currently anticipates that such a receivables facility would replace and be utilized to repay approximately $150 million of the commitments and outstanding indebtedness under the New Credit Facilities. Based upon its discussions with potential providers of a receivables facility, the Company believes that its interest cost with respect to amounts financed pursuant to the facility would be more favorable than that applicable under the New Credit Facilities. The Company has not obtained any commitment from lenders to provide a receivables facility and any such facility would in any event be subject to various conditions; accordingly, there can be no assurance as to whether or on what terms the Company will be able to establish a receivables facility.

                        DESCRIPTION OF THE CAPITAL STOCK

     The authorized capital stock of the Company consists of 150 million shares of Common Stock, par value $.01 per share, and 16 million shares of Preferred Stock, par value $.01 per share. The following summary description relating to the capital stock of the Company does not purport to be complete. Reference is made to the Restated Certificate of Incorporation and Bylaws which are included as exhibits to the Registration Statement of which this Prospectus forms a part (the "Restated Certificate of Incorporation" and "Bylaws", respectively).

COMMON STOCK

     Subject to the rights of holders of Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board. See "Dividends". Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights, the holders of the majority of the shares of Common Stock represented at a meeting can select all the directors. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in all assets of the Company available for distribution to the holders of the Common Stock.


     Upon full payment of the purchase price therefor, shares of Common Stock will not be liable to further calls or assessments by the Company. There are no preemptive rights for the Common Stock in the Restated Certificate of Incorporation.


     The Transfer Agent and Registrar for the Common Stock is
[                              ].

PREFERRED STOCK

     Pursuant to the Restated Certificate of Incorporation of the Company, the Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board has the power to establish the preferences and rights of each series, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are currently outstanding, and the Company has no present intention to issue such shares. The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offerings, the Company will have outstanding 66,710,900 shares of Common Stock. Of these shares, the 20,000,000 shares sold in the Offerings (23,000,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable without restriction or further registration under the Securities Act except for shares purchased by "affiliates" of the Company, as such term is defined in Rule 144 under the Securities Act (which may generally be sold only in compliance with Rule 144 or Rule 701 under the Securities Act or pursuant to a subsequent registration). Upon completion of the Offerings, 46,710,900 shares of Common Stock outstanding upon completion of the Offerings (assuming no exercise of the Underwriters' over-allotment options) will be deemed "restricted securities" as defined in Rule 144 under the Securities Act and may not be resold without registration under the Securities Act or pursuant to an
                                       63
exemption from such registration, including exemptions provided by Rule 144 under the Securities Act.

     In general, Rule 144 provides that, subject to its provisions and other applicable Federal and state securities law requirements, any person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, who has beneficially owned "restricted securities" for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or the average weekly trading volume of the same class during the four calendar weeks preceding the sale. A person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding the sale and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.


     Of the 46,710,900 shares of "restricted" Common Stock referred to above, 2,189,691 shares are held by investors who may sell such shares after the completion of the Offerings without limitation under Rule 144.



     The holders of 46,710,900 shares of Common Stock have agreed that they will not offer, sell or otherwise dispose of any shares for a period of 180 days from the date of this Prospectus. See "Underwriting."


ANTI-TAKEOVER PROVISIONS

     The Restated Certificate of Incorporation and the Bylaws of the Company contain certain provisions that may delay, defer or prevent a change in control of the Company and make removal of management more difficult. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions also are intended to discourage certain tactics that may be used in proxy fights.

     Set forth below is a description of such provisions in the Restated Certificate of Incorporation and the Bylaws.


     Pursuant to the Restated Certificate of Incorporation, the Board will be divided into three classes serving staggered three-year terms. This provision may only by amended or repealed by vote of 80% or more of the outstanding voting stock. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. Vacancies on the Board and newly created directorships may be filled only by the remaining directors and not by the stockholders.


     The Restated Certificate of Incorporation provides that the number of directors will be fixed by, or in the manner provided in, the Bylaws. The Bylaws provide that the whole Board will consist of such number of members as fixed from time to time by the Board. Accordingly, the Board, and not the stockholders, has the authority to determine the number of directors and (to the extent such action is consistent with its fiduciary duties) could delay any stockholder from obtaining majority representation on the Board by enlarging the Board and filling the new vacancies with its own nominees until the next stockholder election.

     The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice as to any such stockholder nomination or other proposal must be received by the Company with respect to annual meetings not less than 90 nor more than 120 days prior to the anniversary of the immediately preceding annual meeting and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

     Subject to the terms of any Preferred Stock, any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of stockholders and may not be taken by written consent without a meeting. Special meetings of the stockholders may be called only by the Chairman or one of the Co-Chairmen of the Board or a majority of the entire Board, and the business transacted at any special meeting will be confined to the matters specified in the notice of meeting.

     The foregoing provisions, together with the ability of the Board to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of the Company's Common Stock even if such removal or assumption would be beneficial, in the short term, to stockholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of Delaware General Corporate Law ("DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203) with a publicly held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. The provisions of
Section 203 will apply to the Company upon the consummation of the Offerings and may have the effect of delaying, deferring or preventing a change of control of the Company. Blackstone Partners and WP Partners will be interested stockholders following consummation of the Offerings; however, Section 203 will not apply to them because Holdings II has held in excess of 15% of the Company's outstanding voting stock for more than three years and because the Board of Directors of the Company has approved the acquisition by Blackstone Partners and WP Partners of a direct ownership interest in the Company in connection with the Recapitalization.

DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Restated Certificate of Incorporation contains a provision which eliminates the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the DGCL. Under the DGCL, the Company may not eliminate directors' liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit. This provision also has no effect on the ability of stockholders to seek equitable relief, such as an injunction, that may be available to redress a breach of fiduciary duty, even though such stockholders could not seek monetary damages from the directors for such breach. The Bylaws contain provisions requiring, subject to certain procedures, the indemnification of the Company's directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary, and provide for the mandatory advancement of litigation expenses incurred in defense of a claim upon the receipt by the Company of any undertaking required by law. The Board of Directors of the Company is further authorized, in its discretion, to provide such rights to employees and agents of the Company. In addition, the Company may enter into indemnification agreements with its directors and executive officers that generally provide for similar rights to indemnification and advancement of expenses. Management believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wasserstein Perella Securities, Inc., are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:


                                                                  NUMBER OF
                                                                  SHARES OF
                                                                   COMMON
                                 UNDERWRITER                        STOCK
                                -------------                     ----------

Goldman, Sachs & Co............................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated......................................
Wasserstein Perella Securities, Inc............................
                                                                  ----------



             Total.............................................   16,000,000
                                                                 -----------
                                                                 -----------


     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $       per share. The U.S. Underwriters may allow,
and such dealers may reallow, a concession not in excess of $       per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 4,000,000 shares of Common Stock in an international offering outside the United States. The initial public offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Merrill Lynch International Limited and Wasserstein Perella Securities, Inc.



     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or
                                       67

(b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any share so sold shall be the initial public offering price, less an amount not greater than the selling concession.


     The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 2,400,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their overallotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 16,000,000 shares of Common Stock offered. The Selling Stockholders have granted the International Underwriters a similar option to purchase up to an aggregate of 600,000 additional shares of Common Stock.



     The Company and the Selling Stockholders have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 calendar days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in common with the concurrent U.S. and International Offerings.


     The provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to the offering because Wasserstein Perella Securities, Inc. is deemed to be an affiliate of the Company for purposes of Schedule E. See "Principal Stockholders and Certain Relationships". Accordingly, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Schedule E. Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The representatives of the U.S. Underwriters have informed the Company that the U.S. Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price was negotiated among the Company, the Partners and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, was the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.


     Application has been made to list the Common Stock on the New York Stock Exchange. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.


     From time to time, Goldman, Sachs & Co. has provided financial advisory services to Blackstone Partners for which it has received customary fees in the ordinary course of business. From time to time, each of Merrill Lynch & Co. and Wasserstein Perella Securities, Inc. have provided financial advisory services to the Company and certain affiliates of the Partners, for which each has received customary fees in the ordinary course of business.


                                 LEGAL OPINIONS


     The validity of the Common Stock will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York, and for the Underwriters by Jones, Day, Reavis & Pogue, New York, New York. From time to time, Jones, Day, Reavis & Pogue provides legal services to the Company and other entities in which the Partners have an interest.

                                    EXPERTS

     The consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of said firm and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES:

     As of January 29, 1994, and January 30, 1993, and for the fiscal years ended January 29, 1994, January 30, 1993, and January 25, 1992:


Report of Independent Public Accountants.............................        F-2
Consolidated Statements of Operations................................        F-3
Consolidated Balance Sheets..........................................        F-4
Consolidated Statements of Other Paid-in Capital.....................        F-5
Consolidated Statements of Accumulated Deficit.......................        F-5
Consolidated Statements of Cash Flows................................        F-6
Notes to Consolidated Financial Statements...........................        F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     After the reorganization transaction discussed in Notes 2 and 15 to the Company's consolidated financial statements is effected, we expect to be in a position to render the following audit report.

                                          ARTHUR ANDERSEN & CO.

Charlotte, North Carolina,
April 18, 1994.

                   "REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS"

     To Collins & Aikman Corporation:

          We have audited the accompanying consolidated balance sheets of Collins & Aikman Corporation (a Delaware corporation) and subsidiaries as of January 29, 1994 and January 30, 1993, and the related consolidated statements of operations, other paid-in capital, accumulated deficit and cash flows for each of the three fiscal years in the period ended January 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Collins & Aikman Corporation and subsidiaries as of January 29, 1994 and January 30, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 1994, in conformity with generally accepted accounting principles.

          As discussed in Notes 3 and 13 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in the fiscal year ended January 25, 1992.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                  FISCAL YEAR ENDED
                                                                    ----------------------------------------------
                                                                     JANUARY 29,     JANUARY 30,     JANUARY 25,
                                                                         1994            1993            1992
                                                                    --------------  --------------  --------------
Net sales.........................................................  $    1,305,517  $    1,277,500  $    1,184,316
                                                                    --------------  --------------  --------------
Cost of goods sold................................................         995,790         978,473         926,817
Selling, general and administrative expenses......................         199,361         222,143         206,392
Management equity plan expense....................................          26,736        --              --
Restructuring costs...............................................        --                10,000        --
Goodwill write-off................................................         129,854        --              --
                                                                    --------------  --------------  --------------
                                                                         1,351,741       1,210,616       1,133,209
                                                                    --------------  --------------  --------------
Operating income (loss)...........................................         (46,224)         66,884          51,107
Interest expense, net of interest income of $4,434, $4,012 and
  $7,299..........................................................         111,291         110,867         107,974
Dividends on preferred stock of subsidiary........................           4,533           4,514           4,515
                                                                    --------------  --------------  --------------
Loss from continuing operations before income taxes...............        (162,048)        (48,497)        (61,382)
Income taxes (benefit)............................................          11,277          (3,156)         11,954
                                                                    --------------  --------------  --------------
Loss from continuing operations...................................        (173,325)        (45,341)        (73,336)
Discontinued operations:
  Income (loss) from operations, net of income taxes of $584,
    $5,700 and $2,951.............................................          (4,775)        (50,317)          3,635
  Loss on disposals, net of income tax benefit of $344, $0 and
    $0............................................................         (99,564)       (168,000)        (20,000)
                                                                    --------------  --------------  --------------
Loss before extraordinary items...................................        (277,664)       (263,658)        (89,701)
Extraordinary loss on early retirement of debt, net of income
  taxes of $0.....................................................        --              --                (1,793)
Cumulative effect on prior years (to January 26, 1991) of change
  in accounting principle, net of income taxes of $0..............        --              --               (42,316)
                                                                    --------------  --------------  --------------
Net loss..........................................................  $     (277,664) $     (263,658) $     (133,810)
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------
Per common share:
  Continuing operations...........................................  $        (5.62) $        (1.83) $        (2.54)
  Discontinued operations.........................................           (2.98)          (6.23)           (.47)
  Extraordinary item..............................................        --              --                  (.05)
  Cumulative effect of accounting change..........................        --              --                 (1.21)
                                                                    --------------  --------------  --------------
  Net loss........................................................  $        (8.60) $        (8.06) $        (4.27)
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------
Average shares outstanding........................................          35,035          35,035          35,035

               The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                     JANUARY 29,    JANUARY 30,
                                                                                         1994           1993
                                                                                     ------------  --------------
     ASSETS
Current Assets:
  Cash and cash equivalents........................................................  $     81,373  $       83,688
  Accounts and notes receivable, net...............................................       200,368         164,655
  Inventories......................................................................       176,062         165,864
  Net assets of discontinued operations............................................       --              190,177
  Other............................................................................        48,397          23,131
                                                                                     ------------  --------------
       Total current assets........................................................       506,200         627,515
Property, plant and equipment, net.................................................       292,600         292,434
Goodwill...........................................................................       --              132,630
Other assets.......................................................................       120,025          88,855
                                                                                     ------------  --------------
                                                                                     $    918,825  $    1,141,434
                                                                                     ------------  --------------
                                                                                     ------------  --------------
     LIABILITIES AND STOCKHOLDER'S DEFICIT
Current Liabilities:
  Notes payable....................................................................  $      3,789  $        9,067
  Current maturities of long-term debt.............................................        25,895          61,287
  Accounts payable.................................................................        85,591          75,996
  Accrued expenses.................................................................       142,351         169,002
  Other............................................................................         2,671             343
                                                                                     ------------  --------------
       Total current liabilities...................................................       260,297         315,695
Long-term debt.....................................................................       897,659         920,918
Deferred income taxes..............................................................           640           4,823
Other, including postretirement benefit obligation.................................       339,768         222,510
Commitments and contingencies (Note 19)............................................
Redeemable preferred stock of subsidiary (aggregate preference in liquidation
  $129)............................................................................           132             165
Preferred stock of subsidiary (aggregate preference in liquidation $45,145)........           181             181
Redeemable preferred stock (aggregate preference in liquidation $156,785)..........       122,368          98,602
Common stock (150,000 shares authorized, 35,035 shares issued and outstanding).....           350             350
Other paid-in capital..............................................................       160,249         133,513
Accumulated deficit................................................................      (849,337)       (547,950)
Foreign currency translation adjustments...........................................        (5,735)         (4,870)
Pension equity adjustment..........................................................        (7,747)         (2,503)
                                                                                     ------------  --------------
       Total common stockholder's deficit..........................................      (702,220)       (421,460)
                                                                                     ------------  --------------
                                                                                     $    918,825  $    1,141,434
                                                                                     ------------  --------------
                                                                                     ------------  --------------

               The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OTHER PAID-IN CAPITAL
                                 (IN THOUSANDS)

                                                                                   FISCAL YEAR ENDED
                                                                        ----------------------------------------
                                                                        JANUARY 29,   JANUARY 30,   JANUARY 25,
                                                                            1994          1993          1992
                                                                        ------------  ------------  ------------
Balance at beginning of year..........................................   $  133,513    $  133,733    $  133,108
Management equity plan................................................       26,736        --            --
Other.................................................................       --              (220)          625
                                                                        ------------  ------------  ------------
Balance at end of year................................................   $  160,249    $  133,513    $  133,733
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

                 CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
                                 (IN THOUSANDS)

                                                                                   FISCAL YEAR ENDED
                                                                        ----------------------------------------
                                                                        JANUARY 29,   JANUARY 30,   JANUARY 25,
                                                                            1994          1993          1992
                                                                        ------------  ------------  ------------
Balance at beginning of year..........................................  $   (547,950) $   (265,444) $   (115,827)
Net loss..............................................................      (277,664)     (263,658)     (133,810)
Redeemable preferred stock dividends..................................       (22,107)      (18,988)      (17,167)
Accretion of difference between redemption value and fair value at
  date of issuance of redeemable preferred stock......................        (1,616)          140         1,360
                                                                        ------------  ------------  ------------
Balance at end of year................................................  $   (849,337) $   (547,950) $   (265,444)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

               The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   FISCAL YEAR ENDED
                                                                        ----------------------------------------
                                                                        JANUARY 29,   JANUARY 30,   JANUARY 25,
                                                                            1994          1993          1992
                                                                        ------------  ------------  ------------
OPERATING ACTIVITIES
Loss from continuing operations.......................................  $   (173,325) $    (45,341) $    (73,336)
Adjustments to derive cash flow from continuing
  operating activities:
  Goodwill write-off..................................................       129,854       --            --
  Restructuring costs.................................................       --             10,000       --
  Management equity plan expense......................................        26,736       --            --
  Depreciation and amortization.......................................        58,037        62,273        61,222
  Increase in accounts and notes receivable...........................       (32,982)         (149)       (7,166)
  Decrease (increase) in inventories..................................        (6,952)        4,308        23,936
  Increase (decrease) in accounts payable.............................        14,145           130        (2,874)
  Other, net..........................................................         7,398        (6,456)      (16,737)
                                                                        ------------  ------------  ------------
       Net cash provided by (used in) continuing operating
         activities...................................................        22,911        24,765       (14,955)
                                                                        ------------  ------------  ------------
Loss from discontinued operations.....................................      (104,339)     (218,317)      (16,365)
Adjustments to derive cash flow from discontinued operating
  activities:
  Loss on disposals...................................................        99,564       168,000        20,000
  Depreciation and amortization.......................................        17,337        22,559        22,919
  Net change in receivables, inventory and
     accounts payable.................................................        70,162        24,163         5,634
  Other, net..........................................................      (150,141)       (9,863)      (18,653)
                                                                        ------------  ------------  ------------
       Net cash provided by (used in) discontinued operating
         activities...................................................       (67,417)      (13,458)       13,535
                                                                        ------------  ------------  ------------
INVESTING ACTIVITIES
Additions to property, plant and equipment............................       (56,278)      (54,181)      (61,899)
Sales of property, plant and equipment................................        22,710        10,347         7,522
Proceeds from businesses sold.........................................       148,743       --              5,598
Other, net............................................................        43,983         9,223        27,444
                                                                        ------------  ------------  ------------
       Net cash provided by (used in) investing activities............       159,158       (34,611)      (21,335)
                                                                        ------------  ------------  ------------
FINANCING ACTIVITIES
Issuance of long-term debt............................................        76,135        60,128       157,587
Reduction of long-term debt and capital lease obligations.............      (179,940)      (54,376)     (182,760)
Short-term borrowings (repayments), net...............................        (5,899)        3,554        (1,057)
Other, net............................................................        (7,263)       (2,918)       (5,127)
                                                                        ------------  ------------  ------------
       Net cash provided by (used in) financing activities............      (116,967)        6,388       (31,357)
                                                                        ------------  ------------  ------------
Decrease in cash and cash equivalents.................................        (2,315)      (16,916)      (54,112)
Cash and cash equivalents at beginning of year........................        83,688       100,604       154,716
                                                                        ------------  ------------  ------------
Cash and cash equivalents at end of year..............................  $     81,373  $     83,688  $    100,604
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

               The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND ACQUISITION:


     Collins & Aikman Corporation (the " Company") (formerly Collins & Aikman Holdings Corporation and prior to that WCI Holdings Corporation) is a Delaware corporation and a wholly-owned subsidiary of Collins & Aikman Holdings II Corporation ("Holdings II") (formerly WCI Holdings II Corporation), a corporation jointly owned by Blackstone Capital Partners L.P. ("Blackstone Partners") and Wasserstein Perella Partners, L.P. ("WP Partners") (both of which are Delaware limited partnerships), and their respective affiliates. The Company was formed on September 21, 1988 to acquire all the outstanding common stock of Collins & Aikman Group, Inc. ("Group") (formerly Wickes Companies, Inc.). On October 25, 1988, the Company successfully completed the acquisition.


2. INITIAL PUBLIC OFFERING AND RECAPITALIZATION:


     The Company plans to proceed with initial public offerings of 20.0 million shares of common stock at an initial public offering price of between $15.00 and $18.00 per share. The net proceeds to the Company together with borrowings under certain new credit facilities aggregating $775 million and available cash will be used to effect a defeasance and redemption or repayment of certain indebtedness and preferred stock of the Company and certain of its subsidiaries. In addition, at the expected time of the offering (assumed to be June 15, 1994) all but approximately $9.7 million of the Company's Subordinated PIK Notes will be exchanged for approximately 11.7 million shares of Common Stock, assuming an initial public offering price of $16.50 per share. In connection with the recapitalization, Holdings II, currently the sole stockholder of the Company, will be merged into the Company and the Company will change its name to Collins & Aikman Corporation. Concurrently, Group will be merged into its wholly-owned subsidiary, Collins & Aikman Corporation, which will change its name to C&A Products Co. ("C&A").



     The Company's Certificate of Incorporation was amended on        1994 to
authorize 150 million shares of common stock and to reduce the par value of the common stock from $1.00 to $.01 per share and authorized a 35,035 for 1 stock split of all outstanding shares of common stock, prior to the effective date of the prospectus. In connection therewith, the common stock and other paid in capital accounts were adjusted for all periods to reflect the effect of this stock split.


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     FISCAL YEAR--The fiscal year of the Company ends on the last Saturday of January. Fiscal 1993 and fiscal 1991 were the 52-week years which ended on January 29, 1994 and January 25, 1992, respectively. Fiscal 1992 was the 53-week year which ended on January 30, 1993.

     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE--Effective as of the beginning of fiscal 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). SFAS 106 requires accrual, during the period in which eligible employees render service, of the expected cost of providing these benefits to an employee and the employee's beneficiaries and covered dependents. The Company has recorded the cumulative effect at January 26, 1991, net of tax of $0, of $42.3 million as of the beginning of fiscal 1991.


     CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany items have been eliminated in consolidation.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)
     INCOME TAXES--During fiscal 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 supersedes Statement of Financial Accounting Standards No. 96, of the same title, which the Company previously followed to account for income taxes. The adoption of SFAS 109 did not impact the Company's financial position or results of operations. (See also Note 16.)

     FOREIGN CURRENCY TRANSLATION--Foreign currency accounts are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). SFAS 52 generally provides that the assets and liabilities of foreign operations be translated at the current exchange rates as of the end of the accounting period and that revenues and expenses be translated using average exchange rates. The resulting translation adjustment arising from foreign currency translation is accumulated as a separate component of stockholder's equity. Translation adjustments during fiscal 1993, 1992 and 1991 were ($865,000), ($5.8) million and ($1.9) million, respectively.

     CASH AND CASH EQUIVALENTS--Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less. Included in cash and cash equivalents at January 29, 1994 is $69.8 million held by Group and $8.6 million held by C&A.

     INVENTORIES--Inventories are valued at the lower of cost or market, but not in excess of net realizable value. Cost is determined on the first-in, first-out basis.

     OTHER CURRENT ASSETS--Other current assets at January 29, 1994 include $22.8 million which is on deposit with an insurer to cover future deferred payments.

     PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are stated at cost. Provisions for depreciation are primarily computed on a straight-line basis over the estimated useful lives of the assets, presently ranging from 3 to 40 years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvements.

     GOODWILL--Until the write-off of goodwill as of October 30, 1993, goodwill was being amortized by the straight-line method over 40 years. Amortization applicable to continuing operations was $2.8 million, $3.7 million and $3.7 million for fiscal 1993, 1992 and 1991, respectively. Accumulated amortization was $16.3 million at January 30, 1993. (See also Note 4.)


     LOSS PER COMMON SHARE--Loss per common share data is computed based on the average shares of common stock outstanding during each period. Loss per common share data is also adjusted for dividends and accretion requirements on redeemable preferred stock. Options issuable under the Company's stock option plans are excluded because the effect would be immaterial.


     RECLASSIFICATIONS--Certain reclassifications have been made to the fiscal 1992 and 1991 statements of operations and statements of cash flows and to the January 30, 1993 balance sheet to conform to the fiscal 1993 presentation.

4. GOODWILL:

     At October 30, 1993, before giving effect to the write-off described below, the Company had $129.9 million of goodwill which arose as a result of the acquisition of Group in December 1988. The substantial losses of Builders Emporium and the inability to sell the Builders Emporium chain as an ongoing entity left the Company with materially higher leverage and interest costs than previously anticipated. The inability of the Company to sell its Dura division at an acceptable price along with the sale of Kayser-Roth Corporation ("Kayser-Roth") at a price and on terms that were

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. GOODWILL:--(CONTINUED)

worse than management's prior expectations of value were additional adverse factors. Prior to the end of the third quarter, management explored debt recapitalization alternatives and the possibility of raising new equity capital. The indications from the financial community at that time were that a debt recapitalization was not likely to significantly reduce the Company's interest burden and that raising new equity capital to deleverage the Company was not feasible at that time. Although management of the Company, based on the facts known to it at October 30, 1993, was expecting both cyclical and long-term improvement in the results of operations, an analysis suggested that, given the Company's capital structure, a deterioration of the financial condition of the Company had occurred. As a result, the Company forecasted its operating results forward 35 years, which approximated the remaining amortization period of the Company's goodwill at October 30, 1993, to determine whether cumulative net income would be sufficient to recover the goodwill. At October 30, 1993, management believed that the projected future results were the most likely scenario given the Company's capital structure at that time. In spite of the fact that the results reflected in the forecasts showed improvement over the historical results achieved during the past few years, the result was a cumulative net loss. Accordingly, the Company wrote off its remaining goodwill balance of $129.9 million during the third quarter ended October 30, 1993.



     In early 1994, the Company is again exploring the feasibility of a debt recapitalization and an initial public equity offering. The holders of $182.7 million of PIK Notes have now agreed, at the option of the Company, to exchange those Notes for Shares of Common Stock (which will be restricted stock within the meaning of rule 144 of the Securities Act), subject to certain conditions including an initial public equity offering by the Company. Due largely to this agreement, and also to improvements in the Company's performance based largely on accelerating North American auto build rates and to increasing receptivity to cyclical industries in the equity markets, the Company's financial advisers have indicated that a debt recapitalization and initial public equity offering may be feasible in fiscal 1994. If a refinancing or initial public equity offering is not accomplished during fiscal 1994, the Company expects that it will have adequate liquidity to meet cash requirements through the end of fiscal 1994 and into fiscal 1995. Beyond that, the Company expects that it will require alternative financings or asset sales to meet its cash requirements.


5. RESTRUCTURING COSTS:


     At the end of the third quarter of fiscal 1993, the Company recorded a restructuring charge of $24.0 million, principally related to the write-down of certain surplus or under-utilized assets of the Company's Automotive Products and Wallcoverings segments and to provide for the obsolescence of certain manufacturing processes as a result of shifts in customer demand. During the fourth quarter of fiscal 1993, management reevaluated its plan to restructure these manufacturing facilities and, based on changes in product mix and underlying improvement in certain of the Company's businesses, management has concluded that the assets and facilities identified previously can be utilized at a level of production that would not result in the impairment of the asset values. Accordingly, in the fourth quarter of fiscal 1993, management has revised its estimate and reversed these charges.



     During fiscal 1992, the Company incurred certain identifiable costs in connection with the restructuring of Wallcoverings. The restructuring costs, aggregating $10 million, principally related to the closure of certain manufacturing and distribution facilities.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. DISCONTINUED OPERATIONS:


     During fiscal 1991, Group reclassified the remaining businesses of Wickes Manufacturing Company consisting of its Dura, Bumper and H. Koch & Sons ("H. Koch") divisions as discontinued operations. In July 1992, Wickes Manufacturing Company sold its Bumper and H. Koch divisions. As of the end of fiscal 1992, Group reclassified Builders Emporium and the Engineering Group as discontinued operations. Group recorded a loss on disposal of discontinued operations of $168 million in the fourth quarter of fiscal 1992 principally to provide for the expected loss on the sale of Builders Emporium and to write-down the Engineering Group to net realizable value. In March 1993, the Engineering Group was sold for approximately $51 million.



     As of the end of the second quarter of fiscal 1993, the Company determined that it would be unable to sell Builders Emporium as an ongoing entity. The Company recorded an additional loss on disposal of discontinued operations of $125.5 million (i) to provide additional reserves for the significant reduction in estimated proceeds from disposition and other costs in connection with the sale or disposition of Builders Emporium inventory, real estate and other assets and (ii) to provide for employee severance and other costs and to realize a previously unrecognized loss as a result of the decision to retain Dura. Builders Emporium's inventory was sold during the third and fourth quarters of fiscal 1993 and substantially all accounts receivable and accounts payable balances were settled as of January 29, 1994. Remaining assets and liabilities of Builders Emporium relate primarily to real estate and insurance liabilities which continue to be liquidated.



     Kayser-Roth was reclassified as a discontinued operation at the end of the third fiscal quarter ended October 30, 1993 and was sold on January 28, 1994 for a total price of $170 million. In connection with the sale, Group received a 90-day senior unsecured bridge note from the purchaser which matures on April 28, 1994. The senior unsecured $70 million bridge note is exchangeable, at the purchaser's option, for a three year senior note to be secured by a first lien on substantially all of Kayser-Roth's assets. The principal amount of the note is included in other noncurrent assets at January 29, 1994. The gain on disposal of $28.1 million in the fourth quarter relates to the sale of Kayser-Roth.


     The results of Builders Emporium, Kayser-Roth, the Engineering Group, Bumper and H. Koch are classified as discontinued operations for all periods presented. At the end of the second fiscal quarter ended July 31, 1993, Group decided to retain the Dura business. The results of Dura are now classified in the Automotive Products segment and prior reporting periods have been restated to reflect Dura as a continuing operation.

     Summarized statements of operations for periods prior to units being classified as discontinued operations follow (in thousands):

                                                                                  FISCAL YEAR ENDED
                                                                      ------------------------------------------
                                                                      JANUARY 29,   JANUARY 30,    JANUARY 25,
                                                                          1994          1993           1992
                                                                      ------------  ------------  --------------
Sales...............................................................   $  274,297    $  977,098   $    1,042,377
Costs and expenses, other than interest.............................      268,083       998,705        1,010,729
Interest expense....................................................       10,405        23,010           25,062
                                                                      ------------  ------------  --------------
Income (loss) before income taxes...................................       (4,191)      (44,617)           6,586
Income taxes........................................................          584         5,700            2,951
                                                                      ------------  ------------  --------------
Income (loss) from discontinued operations..........................   $   (4,775)   $  (50,317)  $        3,635
                                                                      ------------  ------------  --------------
                                                                      ------------  ------------  --------------

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. DISCONTINUED OPERATIONS:--(CONTINUED)
     The above summarized results include Builders Emporium and the Engineering Group through January 30, 1993 and Kayser-Roth through the third quarter ended October 30, 1993 (the respective dates at which these businesses were reclassified as discontinued operations). The summarized statement of operations for fiscal 1991 also includes Bumper and H. Koch through their date of sale. Sales of Builders Emporium in fiscal 1993 aggregated approximately $410 million and sales of Kayser-Roth for the fourth quarter of fiscal 1993 aggregated approximately $95 million. Interest expense of $13.1 million (including $5.5 million of interest expense which was reserved for Builders Emporium and Kayser-Roth), $19.7 million and $22.1 million during fiscal 1993, 1992 and 1991, respectively, has been allocated to discontinued operations based upon the ratio of net book value of discontinued operations (including reserves for loss on disposal) to consolidated invested capital. Interest expense incurred by Builders Emporium and Kayser-Roth subsequent to their reclassification as discontinued operations aggregated $2.2 million. Such amounts were charged to discontinued operations reserves.

     In October 1993, Group received $35.1 million from Wickes Lumber Company in exchange for a Wickes Lumber Company promissory note and warrant that Group had received in partial consideration for the sale of Wickes Lumber Company in 1988.

     Fees paid or accrued to Blackstone Partners and WP Partners for services related to divestitures aggregated $4.2 million and $500,000 during fiscal 1993 and 1992, respectively. Divestiture fees in fiscal 1993 include $400,000 paid and $100,000 accrued to Blackstone Partners for advisory services in connection with the sale of Builders Emporium's inventory, real estate and other assets.


     The majority of Builders Emporium's leased properties have been assigned to third parties. In addition, Group has assigned leases in connection with the divestiture of Kayser-Roth, the Engineering Group, Wickes Manufacturing Company and other divestitures. Although Group has obtained releases from the lessors of certain properties, Group remains contingently liable under most of the leases. Group's future liability for these leases, in management's opinion, based on the facts presently known to it, will not have a material effect on the Company's consolidated financial condition or future results of operations.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

7. ACCOUNTS AND NOTES RECEIVABLE, NET:

     Accounts and notes receivable, net, are summarized below (in thousands):

                                                                  JANUARY 29,   JANUARY 30,
                                                                      1994          1993
                                                                  ------------  ------------
Accounts and notes receivable...................................   $  207,439    $  171,403
Less allowance for doubtful accounts............................       (7,071)       (6,748)
                                                                  ------------  ------------
                                                                   $  200,368    $  164,655
                                                                  ------------  ------------
                                                                  ------------  ------------

8. INVENTORIES:

     Inventory balances are summarized below (in thousands):

                                                                  JANUARY 29,   JANUARY 30,
                                                                      1994          1993
                                                                  ------------  ------------
Raw materials...................................................   $   70,762    $   62,663
Work in process.................................................       24,739        26,121
Finished goods..................................................       80,561        77,080
                                                                  ------------  ------------
                                                                   $  176,062    $  165,864
                                                                  ------------  ------------
                                                                  ------------  ------------

9. PROPERTY, PLANT AND EQUIPMENT, NET:

     Property, plant and equipment, net, are summarized below (in thousands):


                                                                  JANUARY 29,   JANUARY 30,
                                                                      1994          1993
                                                                  ------------  ------------
Land and improvements...........................................  $     28,347  $     20,747
Buildings.......................................................       109,275       115,406
Machinery and equipment.........................................       372,208       332,946
Leasehold improvements..........................................         1,421         1,431
Construction in progress........................................        21,863        20,733
                                                                  ------------  ------------
                                                                       533,114       491,263
Less accumulated depreciation and amortization..................      (240,514)     (198,829)
                                                                  ------------  ------------
                                                                  $    292,600  $    292,434
                                                                  ------------  ------------
                                                                  ------------  ------------


     Depreciation and amortization expense of property, plant and equipment applicable to continuing operations was $42.2 million, $45.5 million and $43.9 million for fiscal 1993, 1992 and 1991, respectively.

10. ACCRUED EXPENSES:

     Accrued expenses are summarized below (in thousands):

                                                                  JANUARY 29,   JANUARY 30,
                                                                      1994          1993
                                                                  ------------  ------------
Payroll and employee benefits...................................   $   42,063    $   39,633
Interest........................................................       19,242        24,107
Insurance.......................................................       15,152        25,122
Other...........................................................       65,894        80,140
                                                                  ------------  ------------
                                                                   $  142,351    $  169,002
                                                                  ------------  ------------
                                                                  ------------  ------------

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. LONG-TERM DEBT:

     Long-term debt is summarized below (in thousands):

       <capiton>
                                                                                       JANUARY 29,   JANUARY 30,
                                                                                           1994          1993
                                                                                       ------------  ------------
Senior indebtedness of Group and its subsidiaries:
  Mortgage notes.....................................................................   $    1,464    $    1,841
  Notes payable to banks.............................................................        7,595         7,891
  Notes payable to others............................................................        8,266         4,744
  C&A credit facility, average interest rate of 5.5% and 5.3%........................      137,129       191,155
  Debentures due 2005, interest rate 7 1/2% until January 31, 1994, and 10%
    thereafter.......................................................................      138,694       138,694
  Sinking fund debentures due 1994, interest rate 12%................................       --            40,982
  Industrial revenue bonds due through 2006, interest rates from 5% to 7 5/8%........       11,648        12,754
  Unamortized debt discount..........................................................      (33,397)      (38,833)
                                                                                       ------------  ------------
                                                                                           271,399       359,228
                                                                                       ------------  ------------
Senior subordinated indebtedness of Group:
  Senior subordinated debentures due 2001, interest rate 11 7/8%.....................      347,414       347,414
  Unamortized debt discount..........................................................      (46,532)      (49,840)
                                                                                       ------------  ------------
                                                                                           300,882       297,574
                                                                                       ------------  ------------
Subordinated indebtedness of Group:
  Subordinated notes due 1995, interest rate 15%.....................................      137,359       137,359
  Subordinated debentures due 1997, interest rate 11 3/8%............................       24,500        24,500
  Unamortized debt discount..........................................................       (2,446)       (3,131)
                                                                                       ------------  ------------
                                                                                           159,413       158,728
                                                                                       ------------  ------------
Indebtedness of the Company:
  Subordinated PIK Notes due December 2, 1996, replacement notes issuable at option
     of Company through maturity date of December 1998, interest rate 14%............      191,860       166,675
                                                                                       ------------  ------------
Total debt...........................................................................      923,554       982,205
Less current maturities..............................................................      (25,895)      (61,287)
                                                                                       ------------  ------------
                                                                                        $  897,659    $  920,918
                                                                                       ------------  ------------
                                                                                       ------------  ------------

     Group's C&A subsidiary consummated a $225 million credit agreement with a syndicate of banks on May 22, 1991 that expires on May 15, 1998 (the "C&A Credit Agreement"). During fiscal 1991, C&A borrowed $152 million under the C&A Credit Agreement. Out of these borrowings, $120 million was paid to Group as a dividend to be used for general corporate purposes. During fiscal 1992, C&A paid Group dividends aggregating $110 million, borrowed an additional $56.0 million and made principal repayments under the C&A Credit Agreement of $10.3 million. During fiscal 1993, C&A paid Group dividends aggregating $30 million, borrowed an additional $17.0 million and made principal repayments under the C&A Credit Agreement of $71.0 million. Availability under the C&A Credit Agreement is determined monthly based upon C&A's receivables balance. The C&A Credit Agreement permits C&A to pay additional dividends to Group only if C&A satisfies a minimum liquidity requirement of $25 million and then limits the amount of total dividends to $175 million plus 90% (or 100% if certain specified ratios are met) of C&A's net income (excluding the impact of

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. LONG-TERM DEBT:--(CONTINUED)

SFAS 106) subsequent to April 27, 1991. As of January 29, 1994, an additional $54.8 million was available to C&A under the C&A Credit Agreement. Although as of that date approximately $83 million of additional dividends could be paid to Group under the dividend restrictions in the C&A Credit Agreement, other financial covenants in the C&A Credit Agreement would limit the amount of dividends to approximately $47 million. C&A and its subsidiaries are separate corporate entities and the assets of C&A and its subsidiaries are available first and foremost to satisfy the claims of the creditors of C&A and such subsidiaries. At January 29, 1994, receivables and fixed assets pledged as collateral under the C&A Credit Agreement aggregated approximately $168 million and $104 million, respectively.


     On March 12, 1993, Kayser-Roth and a bank consummated a $40 million credit agreement. Kayser-Roth initially borrowed $35 million under the credit agreement of which $26 million was paid to Group as a dividend. On May 27, 1993, Kayser-Roth completed a $75 million credit facility (the "Kayser-Roth Credit Agreement") with a group of banks to replace the $40 million credit agreement and, on July 6, 1993, Kayser-Roth paid an additional dividend of $26 million to Group. Group used approximately $41 million of the proceeds from the original and the replacement Kayser-Roth credit facilities to redeem all of its outstanding 12% Sinking Fund Debentures due January 31, 1994 on July 7, 1993. Group repaid the outstanding borrowings under the Kayser-Roth Credit Agreement of $66 million with a portion of the cash proceeds from the sale of Kayser-Roth.

     There are limitations on the payment of dividends contained in various debt agreements of Group. Currently, the most restrictive of such limitations is contained in the indenture, as amended, (the "11 7/8% Indenture") governing the 11 7/8% Senior Subordinated Debentures due 2001 (the "11 7/8% Securities"). Since January 26, 1991, no additional dividends could be paid to the Company under such indenture. Under these provisions as of January 29, 1994, Group would have needed to earn an additional $868 million of consolidated net income (as defined in the 11 7/8% Indenture) in order to eliminate the deficit in its dividend capacity (assuming no change in the other factors used to determine Group's dividend capacity).

     Under the terms of the 11 7/8% Indenture, Group is required to redeem $138 million aggregate principal amount of 11 7/8% Securities on each June 1 from 1993 through 2000 ("Mandatory Redemptions") and to repay the remaining outstanding 11 7/8% Securities at maturity on June 1, 2001. Under the terms of the 11 7/8% Indenture, if Adjusted Net Worth (as such term is defined in the 11 7/8% Indenture) is equal to or less than $700 million on the last day of any fiscal quarter (the "Minimum Equity Test"), Group would be required to begin on the last day of the second fiscal quarter thereafter (unless the Minimum Equity Test is satisfied at the end of the intervening fiscal quarter) semi-annual redemptions ("Accelerated Redemptions") of $138 million aggregate principal amount of 11 7/8% Securities until all the 11 7/8% Securities are redeemed or until the Minimum Equity Test is again satisfied. Group can reduce its obligation to make any cash Mandatory Redemption or Accelerated Redemption payment through the application of previously redeemed or purchased and canceled 11 7/8% Securities as permitted by the 11 7/8% Indenture. Group has previously delivered for cancellation $1,033 million in aggregate principal amount of 11 7/8% Securities, which are available for such purpose. Group satisfied the Minimum Equity Test at the end of fiscal 1993. On that date, Adjusted Net Worth was $753.5 million. If Group had not satisfied the Minimum Equity Test at that date and did not subsequently satisfy such test, the first cash redemption payment (after giving effect to credits for previously acquired 11 7/8% Securities) would be required at the end of the fiscal quarter ending January 1997. By comparison, if Group continues to satisfy the Minimum Equity Test at all times or cures any failure of such test prior to any

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. LONG-TERM DEBT:--(CONTINUED)
accelerated cash redemption payment becoming due, no cash redemption payment will be required until June 1, 2000.

     All the consolidated long-term debt of the Company other than the Subordinated PIK Notes is debt of Group and its subsidiaries. At January 29, 1994, Blackstone Partners and WP Partners were holders of the Company's Subordinated PIK Notes with aggregate balances of approximately $89.2 million and $93.5 million, respectively. The remainder of the Subordinated PIK Notes outstanding aggregated approximately $9.2 million at January 29, 1994. The Subordinated PIK Notes mature December 2, 1996, unless extended by the holders. The Company anticipates that, at least if certain debt of Group continues to be outstanding or is refinanced with similarly restrictive debt, the Company will not have sufficient cash to pay the Subordinated PIK Notes in cash at maturity in 1996 and, unless such maturity is extended by the holders, the Company will issue replacement notes as permitted by the terms of the Subordinated PIK Notes. If issued, each replacement note will mature December 8, 1998, with sinking fund payments equal to one-third of the outstanding principal amount due December 1996 and 1997. The Company's ability to satisfy the sinking fund payments and the final payment at maturity of the replacement notes, if issued, will depend on the availability of cash at the Company. The Company anticipates that, at least if certain debt of Group continues to be outstanding or is refinanced with similarly restrictive debt, the Company will not have sufficient cash to satisfy the sinking fund payments or the final payment at maturity of the replacement notes, if issued, unless the sinking fund and final maturity dates are extended by the holders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere herein. The Company is not permitted to pay cash dividends on the common stock of the Company until payment in full of the Subordinated PIK Notes, unless waived by the holders. The Company may purchase or redeem shares of its common stock so long as the aggregate equity investment in the common stock of the Company is at least $75 million.

     The 11 3/8% subordinated debentures of Group become callable on May 1, 1995. The remaining indebtedness of Group is callable at various premiums at Group's option.

     Debt discount applicable to securities issued by Group is based on the present values of amounts to be paid determined at market interest rates in effect at the time the Company acquired Group.

     Maturities of long-term debt during each of the five fiscal years subsequent to January 29, 1994 are $25.9 million, $170.9 million, $127.2 million, $103.8 million and $84.5 million, respectively. Total interest paid by the Company on all indebtedness was $101.5 million, $105.0 million and $120.6 million for fiscal 1993, 1992 and 1991, respectively.

12. LONG-TERM LEASES AND LEASE COMMITMENTS:

     Group is lessee under various long-term operating leases for land and buildings for periods up to forty years. The majority of these leases contain renewal provisions. In addition, Group leases transportation, operating and administrative equipment for periods ranging from one to ten years.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

12. LONG-TERM LEASES AND LEASE COMMITMENTS:--(CONTINUED)
     At January 29, 1994, future minimum lease payments under operating leases are as follows (in thousands):


          FISCAL YEAR ENDING
          ----------------------------------
          January 1995......................  $   16,568
          January 1996......................      12,520
          January 1997......................       9,165
          January 1998......................       4,128
          January 1999......................       1,143
          Later years.......................       2,171
                                              ----------
                                              $   45,695
                                              ----------
                                              ----------


     Rental expense of continuing operations under operating leases was $19.2 million, $19.0 million and $15.4 million for fiscal 1993, 1992 and 1991, respectively. Obligations under capital leases are not significant.

13. EMPLOYEE BENEFIT PLANS:

     Subsidiaries of the Company have in effect defined benefit pension plans covering substantially all employees who meet eligibility requirements. Plan benefits are generally based on years of service and employee's compensation during their years of employment. Funding of retirement costs for these plans complies with the minimum funding requirements specified by the Employee Retirement Income Security Act. Assets of the pension plans are held in a Master Trust which invests primarily in equity and fixed income securities.

     Net periodic pension cost of continuing operations for fiscal 1993, 1992 and 1991 include the following components (in thousands):

                                                                                   FISCAL YEAR ENDED
                                                                        ----------------------------------------
                                                                        JANUARY 29,   JANUARY 30,   JANUARY 25,
                                                                            1994          1993          1992
                                                                        ------------  ------------  ------------
Service cost..........................................................   $    5,232    $    5,313    $    5,240
Interest cost on projected benefit obligation and
  service cost........................................................        6,843         6,220         5,947
Actual return on assets...............................................       (6,334)          746       (13,771)
Net amortization and deferral.........................................       (1,836)       (9,298)        5,869
                                                                        ------------  ------------  ------------
                                                                         $    3,905    $    2,981    $    3,285
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. EMPLOYEE BENEFIT PLANS:--(CONTINUED)
     The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at January 29, 1994 and January 30, 1993 (in thousands):

                                                                 JANUARY 29, 1994              JANUARY 30, 1993
                                                           ----------------------------  ----------------------------
                                                                 PLANS FOR WHICH               PLANS FOR WHICH
                                                           ----------------------------  ----------------------------
                                                              ASSETS       ACCUMULATED      ASSETS       ACCUMULATED
                                                              EXCEED        BENEFITS        EXCEED        BENEFITS
                                                            ACCUMULATED      EXCEED       ACCUMULATED      EXCEED
                                                             BENEFITS        ASSETS        BENEFITS        ASSETS
                                                           -------------  -------------  -------------  -------------
Actuarial present value of benefit obligations:
  Vested benefit obligation..............................   $   (21,352)   $   (82,248)   $   (15,096)   $   (76,493)
                                                           -------------  -------------  -------------  -------------
                                                           -------------  -------------  -------------  -------------
  Accumulated benefit obligation.........................   $   (22,214)   $   (86,450)   $   (15,580)   $   (80,023)
                                                           -------------  -------------  -------------  -------------
                                                           -------------  -------------  -------------  -------------
  Projected benefit obligation...........................   $   (24,317)   $   (89,433)   $   (17,314)   $   (82,658)
Plan assets at fair value................................        24,761         66,794         20,089         72,929
                                                           -------------  -------------  -------------  -------------
Projected benefit obligation less than (in excess of)
  plan assets............................................           444        (22,639)         2,775         (9,729)
Unrecognized net loss....................................         1,855         20,431            147         19,489
Prior service cost not yet recognized in net periodic
  pension cost...........................................           416         (9,208)           441        (14,336)
Adjustment required to recognize minimum liability.......       --              (7,841)       --              (2,639)
                                                           -------------  -------------  -------------  -------------
Pension asset (pension liability) recognized in the
  consolidated balance sheets............................   $     2,715    $   (19,257)   $     3,363    $    (7,215)
                                                           -------------  -------------  -------------  -------------
                                                           -------------  -------------  -------------  -------------

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 7% and 8% at January 29, 1994 and January 30, 1993, respectively. The expected rate of increase in future compensation levels is 4% and 5.5% and the expected long-term rate of return on plan assets is 9% and 10% in fiscal 1993 and 1992, respectively.

     The provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87") require companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, an offsetting intangible pension asset and, in certain situations, a contra-equity balance. In accordance with the provisions of SFAS 87, the consolidated balance sheets at January 29, 1994 and January 30, 1993 include an intangible pension asset of $94,000 and $136,000; an additional minimum pension liability of $7.8 million and $2.6 million; and a contra-equity balance of $7.7 million and $2.5 million, respectively.

     Subsidiaries of the Company sponsor defined contribution plans covering employees who meet eligibility requirements. Subsidiary contributions are based on a formula as specified in the plan agreements. Contributions related to continuing operations were $4.7 million, $4.0 million and $3.4 million for fiscal 1993, 1992 and 1991, respectively.

     Subsidiaries of the Company have provided postretirement life, health and medical coverage for certain retirees under plans currently in effect. Many of the subsidiaries' domestic employees may be eligible for benefits if they reach retirement age while employed by the Company.

     Effective as of the beginning of fiscal 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Statement requires that costs of such benefits be accrued as a form of deferred

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. EMPLOYEE BENEFIT PLANS:--(CONTINUED) compensation earned during the period that employees render service, rather than the previously permitted practice of accounting for such costs as incurred. The Company has elected to recognize the cumulative effect of this change in accounting principle as of the beginning of fiscal 1991.

     The following table sets forth the amount included in the Company's consolidated balance sheets (in thousands):

                                                                                       JANUARY 29,   JANUARY 30,
                                                                                           1994          1993
                                                                                       ------------  ------------
Accumulated postretirement benefit obligation:
  Retirees...........................................................................   $   48,559    $   56,497
  Fully eligible active plan participants............................................       12,425        13,145
  Other active plan participants.....................................................       13,845        26,366
  Unrecognized prior service gain from plan amendments...............................       23,764        --
  Unrecognized net gain..............................................................        7,408         8,869
                                                                                       ------------  ------------
     Total postretirement benefit obligation.........................................   $  106,001    $  104,877
                                                                                       ------------  ------------
                                                                                       ------------  ------------

     Net periodic postretirement benefit cost of continuing operations, determined on the accrual basis, included the following components (in thousands):

                                                                                   FISCAL YEAR ENDED
                                                                        ----------------------------------------
                                                                        JANUARY 29,   JANUARY 30,   JANUARY 25,
                                                                            1994          1993          1992
                                                                        ------------  ------------  ------------
Service cost--benefits attributed to service during the year..........   $    2,131    $    2,168    $    2,066
Interest cost on accumulated postretirement benefit obligation........        4,385         6,865         6,574
Amortization of unrecognized net gain.................................         (200)       --            --
                                                                        ------------  ------------  ------------
Net periodic postretirement benefit cost..............................   $    6,316    $    9,033    $    8,640
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7% at January 29, 1994 and 8% at January 30, 1993. The plans are unfunded.

     For measurement purposes, a 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 1993; the rate was assumed to decrease 1% per year to 6% for fiscal 2001 and remain at that level thereafter. The health care cost trend rate assumption has an impact on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of January 29, 1994 by $878,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $103,000.

     Effective April 1, 1994, the Company amended the postretirement benefit plan which covers substantially all of the eligible current and retired employees of the Company's continuing operations. Pursuant to the amendment, the Company's obligation for future inflation of health care costs

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. EMPLOYEE BENEFIT PLANS:--(CONTINUED)

will be limited to 6% per year through March 31, 1998. Subsequent to March 1998, the Company will not provide coverage for inflation in healthcare costs.


14. COMMON STOCK AND PREFERRED STOCK:

     At January 29, 1994 and January 30, 1993, 1,000 shares of $1.00 par value common stock were authorized, issued and outstanding. See also Note 2.

     In connection with the 1989 merger of a wholly owned subsidiary of the Company into Group, approximately 4,250,000 shares of 15 1/2% Cumulative Exchangeable Redeemable Preferred Stock ("Merger Preferred Stock"), par value $.01 (authorized 16,000,000 shares), were issued. In addition, approximately 6,500 shares of Merger Preferred Stock may be issued upon exchange of outstanding shares of Group's 15 1/2% Junior Cumulative Exchangeable Redeemable Preferred Stock ("Intermediate Preferred Stock"), at the holder's option. Each share of preferred stock has a liquidation preference of $25. To the extent the Company shall have funds legally available therefor, the preferred stock is required to be fully redeemed on April 13, 1999 at its liquidation preference per share together with all accrued and unpaid dividends, whether or not declared. Each share is exchangeable, at the Company's option, for 15 1/2% subordinated debentures with a principal amount equal to the liquidation preference of the shares being exchanged (plus accrued and unpaid dividends). Dividends on the Merger Preferred Stock are payable quarterly and dividends accruing on or prior to February 1, 1995 may be paid, at the option of the Company, in cash (at the rate of $3.875 per year) or in additional shares of preferred stock (at the rate of .04 shares for each $1 of dividends not paid in cash). Dividends accruing after February 1, 1995 may be paid only in cash. To date, all dividends have been paid in additional shares of preferred stock and at January 29, 1994 and January 30, 1993 approximately 6,268,000 and 5,183,000 shares, respectively, were outstanding. Since January 25, 1992, and as of January 29, 1994, total liabilities of the Company exceeded total assets based on its balance sheet and therefore, under Delaware law, the payment of dividends on the Merger Preferred Stock required a determination by the Board of Directors, based on a current valuation of the Company's assets and liabilities, that adequate surplus exists under Delaware law for the purpose of paying dividends. The Board of Directors made that determination with respect to the dividend payable May 2, 1994, but it is not possible to predict whether or not such a determination will be able to be made with respect to future dividends. In addition, the Company's ability to pay cash dividends on the Merger Preferred Stock will depend on the availability of cash at the Company. As discussed in
Note 11, since January 26, 1991, no additional cash dividends to the Company have been permitted under the most restrictive provisions in the existing debt agreements of Group, and the Company does not expect Group to be permitted to pay dividends during fiscal 1994 or in the foreseeable future beyond fiscal 1994, at least so long as the 11 7/8% Securities are outstanding. Even if the 11 7/8% Securities are refinanced, there can be no assurance that any new debt would not contain similarly restrictive covenants. Dividends accrued during fiscal 1993, 1992 and 1991, including accretion for difference between redemption value and fair value at date of issuance, aggregated approximately $23.7 million, $18.8 million and $15.8 million, respectively.

     At January 29, 1994 and January 30, 1993, 30,000,000 shares of $.10 par value preferred stock of Group were authorized and approximately 1,806,000 shares of convertible preferred stock, Series A were outstanding. Each share of Series A preferred stock of Group, which has an annual dividend of $2.50 per share, is convertible into 0.50 shares of Merger Preferred Stock of the Company, subject to subsequent adjustment pursuant to its terms.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. STOCK OPTION PLANS:

     Effective in January 1994, the Company adopted the 1993 Employee Stock Option Plan ("1993 Plan") for certain key employees. The 1993 Plan was created for the special purpose of rewarding key employees for the appreciation earned through prior service under the Company's previous equity share plan that was terminated on October 29, 1993. The Company granted options to acquire 3,119,466 shares of the Common Stock at an average exercise price of $4.57 per share. The majority of these options vest 40% in June 1995 with the remaining shares vesting in June 1996. In connection with the adoption of this plan, the Company recorded a charge of $26.7 million for management equity plan expense.


     In addition, effective in April 1994 the 1994 Employee Stock Option Plan ("1994 Plan") was adopted as a successor to the 1993 Plan to facilitate awards to key employees and to consultants. The 1994 Plan authorizes the issuance of up to 2,980,534 shares of Common Stock and provides that no options may be granted after 10 years from the effective date of this plan. Options for 169,634 shares of Common Stock at an average exercise price of $5.52 per share were granted in April 1994. Management equity plan expense of $1.3 million will be recognized as the options ratably vest over the next three years.


     Upon a change of control, as defined, all of the above options become fully vested and exercisable.

16. INCOME TAXES:

     During the first quarter of fiscal of 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 supersedes Statement of Financial Accounting Standards No. 96, of the same title, which the Company previously followed to account for income taxes. The adoption of SFAS 109 did not impact the Company's financial position or results of operations.

     Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The components of the net deferred tax liability as of January 29, 1994 and January 30, 1993 were as follows (in thousands):

                                                                                       JANUARY 29,   JANUARY 30,
                                                                                           1994          1993
                                                                                       ------------  ------------
Deferred tax assets:
  Employee benefits including postretirement benefits................................  $     69,358  $     68,825
  Net operating loss carryforwards...................................................       151,913        91,817
  Investment tax credit carryforwards................................................        11,900        14,567
  Alternative minimum tax credits....................................................         7,000         9,523
  Other liabilities and reserves.....................................................       130,056       133,586
  Valuation allowance................................................................      (296,624)     (248,224)
                                                                                       ------------  ------------
       Total deferred tax asset......................................................        73,603        70,094
                                                                                       ------------  ------------
Deferred tax liabilities:
  Property, plant and equipment......................................................        51,258        50,213
  Unamortized debt discount..........................................................        22,985        24,704
                                                                                       ------------  ------------
       Total deferred tax liability..................................................        74,243        74,917
                                                                                       ------------  ------------
Net deferred tax liability...........................................................  $        640  $      4,823
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

16. INCOME TAXES:--(CONTINUED)
     The valuation allowances of $296.6 million at January 29, 1994 and $248.2 million at January 30, 1993 were established because, in the Company's assessment, it was uncertain whether the net deferred tax assets would be realized.

     The provisions for income taxes applicable to continuing operations for fiscal 1993, 1992 and 1991 are summarized as follows (in thousands):

                                                                                   FISCAL YEAR ENDED
                                                                        ----------------------------------------
                                                                        JANUARY 29,   JANUARY 30,   JANUARY 25,
                                                                            1994          1993          1992
                                                                        ------------  ------------  ------------
Current
  Federal.............................................................   $   --        $   (6,677)   $      315
  State and local.....................................................        6,462         4,896         5,470
  Foreign.............................................................        7,697         5,739         2,193
                                                                        ------------  ------------  ------------
                                                                             14,159         3,958         7,978
                                                                        ------------  ------------  ------------
Deferred
  State and local.....................................................          (16)       (5,936)        3,339
  Foreign.............................................................       (2,866)       (1,178)          637
                                                                        ------------  ------------  ------------
                                                                             (2,882)       (7,114)        3,976
                                                                        ------------  ------------  ------------
     Income taxes (benefit)...........................................   $   11,277    $   (3,156)   $   11,954
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

     Domestic and foreign components of income (loss) from continuing operations before income taxes are summarized as follows (in thousands):

                                                                                   FISCAL YEAR ENDED
                                                                        ----------------------------------------
                                                                        JANUARY 29,   JANUARY 30,   JANUARY 25,
                                                                            1994          1993          1992
                                                                        ------------  ------------  ------------
Domestic..............................................................  $   (172,183)  $  (60,966)   $  (69,454)
Foreign...............................................................        10,135       12,469         8,072
                                                                        ------------  ------------  ------------
                                                                        $   (162,048)  $  (48,497)   $  (61,382)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

     A reconciliation between income taxes computed at the statutory Federal rate (35% for fiscal 1993 and 34% for fiscal 1992 and 1991) and the provisions for income taxes applicable to continuing operations is as follows (in thousands):

                                                                                    FISCAL YEAR ENDED
                                                                         ----------------------------------------
                                                                         JANUARY 29,   JANUARY 30,   JANUARY 25,
                                                                             1994          1993          1992
                                                                         ------------  ------------  ------------
Amount at statutory Federal rate.......................................   $  (56,717)   $  (16,489)   $  (20,870)
State and local income taxes, net of Federal income tax benefit........        6,229        (2,893)        5,814
Foreign tax more than Federal tax at statutory rate....................        1,284           321            86
Amortization and write-off of goodwill.................................       46,421         1,258         1,368
Valuation allowance....................................................       16,095        15,103        --
Net operating loss generated...........................................       --            --            26,146
Other..................................................................       (2,035)         (456)         (590)
                                                                         ------------  ------------  ------------
  Income taxes (benefit)...............................................   $   11,277    $   (3,156)   $   11,954
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

16. INCOME TAXES:--(CONTINUED)
     In addition, the valuation allowance was increased by $38.4 million in fiscal 1993 and $79.0 million in fiscal 1992 to offset deferred tax assets arising from the losses of discontinued operations.

     At January 29, 1994, the Company had the following tax attribute carryforwards available for Federal income tax purposes (in thousands):

                                                                                                      EXPIRATION
                                                                                          AMOUNT         DATES
                                                                                       ------------  -------------
Net operating losses--regular tax
  Preacquisition, subject to limitations.............................................  $    134,000      1996-2003
  Postacquisition, unrestricted......................................................       300,000      2006-2008
                                                                                       ------------
                                                                                       $    434,000
                                                                                       ------------
                                                                                       ------------
Net operating losses--alternative minimum tax
  Preacquisition, subject to limitations.............................................  $    118,000      1996-2002
  Postacquisition, unrestricted......................................................       236,000      2006-2008
                                                                                       ------------
                                                                                       $    354,000
                                                                                       ------------
                                                                                       ------------
Investment tax and other credits
  Preacquisition, subject to limitations.............................................  $     11,900      1994-2003
                                                                                       ------------
                                                                                       ------------
Alternative minimum tax credits......................................................  $      7,000       No limit
                                                                                       ------------
                                                                                       ------------

     The regular tax net operating loss carryforwards include amounts related to Kayser-Roth and subsidiaries for preacquisition regular tax purposes, subject to limitations, of $35 million and postacquisition regular tax purposes, unrestricted, of $62 million. Alternative minimum tax net operating loss carryovers include amounts related to Kayser-Roth and subsidiaries of $33 million for preacquisition alternative minimum tax purposes, subject to limitations, and $51 million for postacquisition alternative minimum tax purposes, unrestricted. Although the sale agreement provides that an election will be made (under Section 338(h)(10) of the Internal Revenue Code) to treat the sale as an asset sale for Federal income tax purposes, there are provisions whereby the purchaser of Kayser-Roth and the Company can reevaluate this decision. If the purchaser and the Company mutually agree to treat the transaction as a stock sale rather than an asset sale, the net operating losses related to Kayser-Roth and subsidiaries will be transferred from the Company to the purchaser.


     The Internal Revenue Service has examined the returns of Collins & Aikman Corporation and subsidiaries for the last three fiscal years prior to its acquisition by Group in December 1986. Certain adjustments were agreed to and the effect of those adjustments, principally reductions to the net operating loss carryforwards and investment tax credit carryforwards, are reflected in the amounts discussed above. In the course of an examination of the Company's Federal income tax returns, the IRS has challenged the availability of $176.6 million of the Company's approximately $434.0 million of current NOLs. The examination is at a preliminary stage and management believes that the basis for the IRS' position is unclear. Management disputes the IRS' challenge and believes that substantially all of the NOLs should be available (subject to certain limitations) to offset its income, if any, in the future. If the IRS were to maintain its position and all or a majority of such position were to be upheld in litigation, the amount of the NOLs available to the Company in future years would be materially reduced.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

16. INCOME TAXES:--(CONTINUED)
     The Company has entered into a tax sharing agreement with Group and its subsidiaries. The tax sharing agreement provides for payments to (from) the Company for utilization of the Company's tax losses by Group and its subsidiaries. The agreement provides for tax sharing payments calculated in accordance with Federal tax regulations. Tax sharing payments received from Group during fiscal 1993, 1992 and 1991 were $0, $4.5 million and $7.2 million, respectively. The Company's tax sharing payable to Group of $8.8 million at January 29, 1994 and the related fiscal 1992 tax sharing benefit result from the utilization of tax loss carrybacks. This payable to Group is currently expected to be settled through offset against future years tax sharing receivable amounts.

     Income taxes paid, net of refunds, were $3.3 million, $16.8 million and $19.0 million for fiscal 1993, 1992 and 1991, respectively.

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     CASH AND CASH EQUIVALENTS, ACCOUNTS AND NOTES RECEIVABLE, AND ACCOUNTS PAYABLE-- The carrying amount approximates fair value because of the short maturity of these instruments.

     LONG-TERM RECEIVABLES AND INVESTMENTS--Fair value approximates carrying value.

     LONG-TERM DEBT--The fair value of Group's publicly-traded long-term debt is based upon the quoted market price of the issues. The fair value of the remaining long-term debt of the Company approximates the carrying value.

     PREFERRED STOCK--The fair value of the Company's redeemable preferred stock and the Series A Preferred Stock of Group is based upon the quoted market price. The fair value of the redeemable preferred stock of Group approximates the carrying value.

     The estimated fair values of the Company's financial instruments are summarized as follows (in thousands):

                                                                JANUARY 29, 1994             JANUARY 30, 1993
                                                          ----------------------------  --------------------------
                                                            CARRYING    ESTIMATED FAIR    CARRYING     ESTIMATED
                                                             AMOUNT         VALUE          AMOUNT      FAIR VALUE
                                                          ------------  --------------  ------------  ------------
Long-term receivables and investments...................  $     71,046  $       71,046  $     29,344  $     29,344
Long-term debt..........................................       923,554       1,017,927       982,205       997,450
Preferred stock.........................................       122,681         161,200        98,948        75,650

18. INFORMATION ABOUT SEGMENTS OF THE COMPANY'S OPERATIONS:


     The Company reclassified its industry segments during 1993 to realign its products based on primary customer groups. Businesses related to the automotive industry which were part of Specialty Textiles have been renamed Automotive Products. The decorative fabrics and floorcoverings businesses have been reclassified Interior Furnishings. Previously, the floorcovering business was part of the Specialty Textiles segment. Wallcovering products which were previously part of the Home Furnishings segment have been renamed Wallcoverings. Industry segment information has been restated for fiscal 1992 and 1991.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

18. INFORMATION ABOUT SEGMENTS OF THE COMPANY'S OPERATIONS:--(CONTINUED)
     For fiscal 1993, 1992 and 1991, sales to General Motors Corporation approximated 16.1%, 15.3% and 17.2%, respectively, and sales to Chrysler Corporation approximated 10.0%, 10.2% and 8.3%, respectively, of total consolidated sales. These sales were part of the Automotive Products segment.

     Information about the Company's segments for fiscal 1993, 1992 and 1991 follows (in thousands):

                                                          OPERATING   DEPRECIATION
           FISCAL YEAR ENDED                  NET          INCOME          AND                          CAPITAL
           JANUARY 29, 1994                  SALES        (LOSS)(B)   AMORTIZATION     ASSETS(B)      EXPENDITURES
- - ---------------------------------------  --------------  -----------  -------------  --------------  --------------
Automotive Products....................  $      677,867  $    (2,261)  $    25,873   $      379,637   $     29,208
Interior Furnishings...................         407,201       12,175        12,521          226,417         11,768
Wallcoverings..........................         220,449      (17,856)        6,229          125,387          3,751
                                         --------------  -----------  -------------  --------------  --------------
                                              1,305,517       (7,942)(c)    44,623          731,441         44,727
Corporate items........................        --            (38,282)(d)       384          187,384            196
                                         --------------  -----------  -------------  --------------  --------------
                                              1,305,517      (46,224)       45,007          918,825         44,923
Discontinued operations................        --            --             16,340         --               11,355
                                         --------------  -----------  -------------  --------------  --------------
                                         $    1,305,517  $   (46,224)  $    61,347   $      918,825   $     56,278
                                         --------------  -----------  -------------  --------------  --------------
                                         --------------  -----------  -------------  --------------  --------------

                                                          OPERATING   DEPRECIATION
           FISCAL YEAR ENDED                  NET          INCOME          AND                          CAPITAL
          JANUARY 30, 1993(A)                SALES        (LOSS)(B)   AMORTIZATION     ASSETS(B)      EXPENDITURES
- - ---------------------------------------  --------------  -----------  -------------  --------------  --------------
Automotive Products....................  $      643,827  $    52,684   $    29,419   $      403,148   $     20,563
Interior Furnishings...................         391,778       37,520        13,003          240,292         14,295
Wallcoverings..........................         241,895        1,141         6,545          170,516          3,045
                                         --------------  -----------  -------------  --------------  --------------
                                              1,277,500       91,345 (c)    48,967          813,956         37,903
Corporate items........................        --            (24,461)(d)       198          137,301            306
                                         --------------  -----------  -------------  --------------  --------------
                                              1,277,500       66,884        49,165          951,257         38,209
Discontinued operations................        --            --             22,541          190,177         15,972
                                         --------------  -----------  -------------  --------------  --------------
                                         $    1,277,500  $    66,884   $    71,706   $    1,141,434   $     54,181
                                         --------------  -----------  -------------  --------------  --------------
                                         --------------  -----------  -------------  --------------  --------------

                                                         OPERATING   DEPRECIATION
          FISCAL YEAR ENDED                  NET          INCOME          AND                          CAPITAL
           JANUARY 25, 1992                 SALES        (LOSS)(B)   AMORTIZATION     ASSETS(B)      EXPENDITURES
- - --------------------------------------  --------------  -----------  -------------  --------------  --------------
Automotive Products...................  $      610,325  $    55,598    $    26,843   $      421,958   $     24,220
Interior Furnishings..................         336,773       28,278         13,915          241,980          9,519
Wallcoverings.........................         237,218       (6,088)         6,628          196,238          5,093
                                        --------------  -----------    -----------   --------------   ------------
                                             1,184,316       77,788         47,386          860,176         38,832
Corporate items.......................        --            (26,681)(d)        215          131,467             96
                                        --------------  -----------    -----------   --------------   ------------
                                             1,184,316       51,107         47,601          991,643         38,928
Discontinued operations...............        --            --              22,915          308,661         22,971
                                        --------------  -----------    -----------   --------------   ------------
                                        $    1,184,316  $    51,107    $    70,516   $    1,300,304   $     61,899
                                        --------------  -----------    -----------   --------------   ------------
                                        --------------  -----------    -----------   --------------   ------------

- - ---------------

      (a)  The fiscal year ended January 30, 1993 included fifty-three weeks.

                                         (Footnotes continued on following page)

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

18. INFORMATION ABOUT SEGMENTS OF THE COMPANY'S OPERATIONS:--(CONTINUED)

(Footnotes continued from preceding page)

     (b) Operating income is determined by deducting all operating expenses, including restructuring costs, goodwill write-off and other costs, from revenues. Operating expenses do not include interest expense. Assets of the business segments at January 30, 1993 and January 25, 1992 include goodwill. Operating income reflects related amortization.


                                                                                              FISCAL YEAR ENDED
                                                                                          --------------------------
                                                                                          JANUARY 29,   JANUARY 30,
                                                                                              1994          1993
                                                                                          ------------  ------------
                                                                                                (IN THOUSANDS)
(c)        Segment operating income before goodwill write-off and restructuring
           costs:.......................................................................   $  121,912    $  101,345
           Goodwill write-off:
             Automotive Products........................................................      (68,379)       --
             Interior Furnishings.......................................................      (31,604)       --
             Wallcoverings..............................................................      (29,871)       --
           Restructuring costs..........................................................       --           (10,000)
                                                                                          ------------  ------------
           Segment operating income (loss)..............................................   $   (7,942)   $   91,345
                                                                                          ------------  ------------
                                                                                          ------------  ------------

      (d) Corporate items in fiscal 1993 include $26.7 million of management equity plan expense. Corporate items in fiscal 1993, 1992 and 1991 each include operating management and advisory fees to affiliates of the Company of $5.0 million.


19. COMMITMENTS AND CONTINGENCIES:

     During 1991, a Fifth Consolidated Amended Complaint was filed in In re Ivan
F. Boesky Securities Litigation, involving numerous class actions and individual claims against a variety of defendants including the Company. Among other things, this complaint asserts claims on behalf of certain of the Company's former preferred stockholders alleging a conspiracy to manipulate the price of stock in 1986 for the purpose of triggering a redemption of certain outstanding preferred stock of the Company. In 1992, Advanced Development & Engineering Centre ("ADEC"), a division of an indirect subsidiary of the Company, filed arbitration demands against the Pakistan Ordnance Factories Board ("POF") concerning ADEC's installation of a munitions facility for POF. POF filed arbitration counterclaims alleging that ADEC's alleged breach of contract caused POF to lose its entire investment in the munitions facility.


     The ultimate outcome of the legal proceedings to which the Company is a party will not, in the opinion of the Company's management based on the facts presently known to it, have a material effect on the Company's consolidated financial condition or future results of operations.



     In 1988, the Federal government filed suit in the U.S. District Court for the District of Rhode Island against the Company's former Kayser-Roth subsidiary and others in connection with a Superfund site in Rhode Island. The District Court held Kayser-Roth liable under CERCLA for all past and future response costs. By Amended Administrative Order issued June 4, 1991, the EPA directed Kayser-Roth to implement the remedies set forth in its Record of Decision issued September 18, 1990. Since the beginning of fiscal 1990 to date, Kayser-Roth has paid approximately $2.9 million for past response costs, prejudgment interest and remediation. Kayser-Roth is in the process of complying with the remainder of the order. The Company has agreed to indemnify Kayser-Roth with respect to this matter.

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

19. COMMITMENTS AND CONTINGENCIES:--(CONTINUED)

     The Company is subject to increasingly stringent Federal, state and local environmental laws and regulations that (i) affect ongoing and divested operations and properties and may increase capital costs and operating expenses and (ii) impose or increase the liability for the costs of investigation and remediation and certain other damages related to on-site and off-site soil and groundwater contamination. The Company's management believes that it has obtained, and is in material compliance with, all material environmental permits and approvals necessary to conduct its various businesses.



     The Company is legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites. It also has received notices that it is a PRP in a number of proceedings. The Company may be named as a PRP at other sites in the future, including with respect to divested and acquired businesses. It is a normal risk of operating a manufacturing business that liability may be incurred for investigating and remediating on-site and off-site contamination. The Company is currently engaged in investigation or remediation at certain sites. It is difficult to estimate the total cost of investigation and remediation due to various factors including incomplete information regarding particular sites and other PRP's, uncertainty regarding the extent of environmental problems and the Company's share, if any, of liability for such problems, the selection of alternative compliance approaches, the complexity of environmental laws and regulations and changes in cleanup standards and techniques. When it has been possible to provide reasonable estimates of the Company's liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. However, there can be no assurance that the Company has identified or properly assessed all potential environmental liability arising from the activities or properties of the Company, its present and former subsidiaries and their corporate predecessors. As of January 29, 1994, the Company has established reserves of approximately $30.8 million for the estimated future costs related to all its environmental sites. In the opinion of management, based on the facts presently known to it, the environmental costs and contingencies will not have a material adverse effect on the Company's consolidated financial condition or results of operations.


20. QUARTERLY FINANCIAL DATA (UNAUDITED):

     Summarized quarterly financial data for fiscal 1993 and 1992 follows (in thousands):

                                                                           INCOME (LOSS) FROM
                                                                         CONTINUING OPERATIONS
                                                                       --------------------------
                                                                          BEFORE     AFTER INCOME   NET INCOME
  FISCAL YEAR ENDED JANUARY 29, 1994       NET SALES     GROSS PROFIT  INCOME TAXES     TAXES         (LOSS)
- - ---------------------------------------  --------------  ------------  ------------  ------------  ------------
First Quarter..........................  $      339,043  $     78,948  $     (2,202) $     (5,473) $     (9,069)
Second Quarter.........................         289,694        61,230       (18,343)      (20,628)     (149,430)
Third Quarter..........................         334,629        84,445      (149,725)     (153,821)     (153,871)
Fourth Quarter.........................         342,151        85,104         8,222         6,597        34,706
                                         --------------  ------------  ------------  ------------  ------------
                                         $    1,305,517  $    309,727  $   (162,048) $   (173,325) $   (277,664)
                                         --------------  ------------  ------------  ------------  ------------
                                         --------------  ------------  ------------  ------------  ------------

                 COLLINS & AIKMAN CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

20. QUARTERLY FINANCIAL DATA (UNAUDITED):--(CONTINUED)

                                                                               LOSS FROM
                                                                         CONTINUING OPERATIONS
                                                                       --------------------------
                                                                          BEFORE     AFTER INCOME
  FISCAL YEAR ENDED JANUARY 30, 1993       NET SALES     GROSS PROFIT  INCOME TAXES     TAXES        NET LOSS
- - ---------------------------------------  --------------  ------------  ------------  ------------  ------------
First Quarter..........................  $      319,488  $     72,564  $     (8,507) $    (11,385) $    (17,655)
Second Quarter.........................         319,713        74,081        (9,846)      (12,524)      (17,059)
Third Quarter..........................         314,873        70,819        (9,380)       (7,452)      (16,723)
Fourth Quarter (a).....................         323,426        81,563       (20,764)      (13,980)     (212,221)
                                         --------------  ------------  ------------  ------------  ------------
                                         $    1,277,500  $    299,027  $    (48,497) $    (45,341) $   (263,658)
                                         --------------  ------------  ------------  ------------  ------------
                                         --------------  ------------  ------------  ------------  ------------

- - ---------------

(a) The fourth quarter of fiscal 1992 included fourteen weeks.

     The quarterly financial data above has been restated to reflect Kayser-Roth as a discontinued operation and Dura as a continuing operation.

     Loss from continuing operations before income taxes in the third quarter of fiscal 1993 includes the write-off of goodwill of $129.9 million and restructuring costs of $24.0 million. The fourth quarter of fiscal 1993 includes management equity plan expense of $26.7 million offset by the reversal of the third quarter restructuring costs. (See Note 5). Net loss in fiscal 1993 includes provisions for loss (gain) on disposal of discontinued operations of $2.2 million, $125.4 million and ($28.1) million in the first, second and fourth quarters, respectively. Loss from continuing operations before income taxes in fiscal 1992 includes restructuring costs of $10.0 million in the fourth quarter. Net loss in fiscal 1992 includes provision for loss on disposal of discontinued operations of $168.0 million in the fourth quarter.

     The Company's operations are not subject to significant seasonal influences.

- - ------------------------------------------   -----------------------------------
- - ------------------------------------------   -----------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS AND, IF
GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED. THIS
PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR THE SOLICITATION OF
AN OFFER TO BUY ANY SECURITIES OTHER                  20,000,000 SHARES
THAN THE SECURITIES TO WHICH IT
RELATES OR AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY SUCH
SECURITIES IN ANY CIRCUMSTANCES IN
WHICH SUCH OFFER OR SOLICITATION IS
UNLAWFUL. NEITHER THE DELIVERY OF
COLLINS & AIKMAN THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL, UNDER                   COLLINS & AIKMAN
ANY CIRCUMSTANCES, CREATE ANY CORPORATION                CORPORATION
IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE
INFORMATION CONTAINED HEREIN IS CORRECT
AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                                         COMMON STOCK
            ------------------                   (PAR VALUE $.01 PER SHARE)
                                      PAGE
                                      ----
Available Information................   2
Incorporation of Certain Documents
  by Reference.......................   2
Prospectus Summary...................   3
Certain Considerations...............  10
Dividends............................  13            -----------------
Dilution.............................  14
Use of Proceeds and Consolidation....  15
Capitalization.......................  16                PROSPECTUS
Selected Financial Data..............  17
Unaudited Pro Forma Consolidated
  Financial Data.....................  18            -----------------
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations..........  23
Business.............................  32
Management...........................  50
Principal Stockholders and Certain
  Relationships......................  58
New Credit Facilities................  59
Description of the Capital Stock.....  63
Underwriting.........................  67
Legal Opinions.......................  69           GOLDMAN, SACHS & CO.
Experts..............................  69
Index to Financial Statements........ F-1           MERRILL LYNCH & CO.

            ------------------                      WASSERSTEIN PERELLA
                                                      SECURITIES, INC.
     UNTIL           , 1994 (25 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REPRESENTATIVES OF THE         REPRESENTATIVES OF THE
UNDERWRITERS REQUIRED TO DELIVER A PROSPECTUS.           UNDERWRITERS
THIS IS IN ADDITION TO THE OBLIGATION OF
DEALERS TO DELIVER A PROSPECTUS WHEN ACTING
AS UNDERWRITERS AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- - -------------------------------------------   ----------------------------------
- - -------------------------------------------   ----------------------------------

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]
                  SUBJECT TO COMPLETION, DATED APRIL 19, 1994


                               20,000,000 SHARES
                          COLLINS & AIKMAN CORPORATION
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------


     Of the 20,000,000 shares of Common Stock offered, 4,000,000 shares are being offered hereby in an international offering outside the United States and 16,000,000 shares are being offered in a concurrent United States offering. Assuming no exercise of the Underwriters' over-allotment options, all of the shares of Common Stock offered are being sold by the Company. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".



     Prior to the Offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share of Common Stock will be between $15 and $18. For factors to be considered in determining the initial public offering price, see "Underwriting".


     SEE "CERTAIN CONSIDERATIONS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "CKC".
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                               INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO
                               OFFERING PRICE   DISCOUNT(1)    COMPANY (2)
                               --------------  -------------  -------------
Per Share..............               $              $               $
Total(3)...............        $               $              $

- - ---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $             payable by the Company.


(3) The Selling Stockholders have granted the International Underwriters an option for 30 days to purchase up to an additional 600,000 shares at the initial public offering price, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 2,400,000 shares at the initial public offering price, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and
    proceeds to the Selling Stockholders will be $             , $
    and $             , respectively. See "Underwriting".

                             ---------------------

     The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about               , 1994.
GOLDMAN SACHS INTERNATIONAL
                   MERRILL LYNCH INTERNATIONAL LIMITED
                                     WASSERSTEIN PERELLA SECURITIES, INC.
                             ---------------------

              The date of this Prospectus is               , 1994.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     This is a general discussion of certain U.S. Federal income and estate tax consequences of the ownership and disposition of Common Stock by a non-U.S. holder. A "non-U.S. holder" is a person or entity that, for U.S. Federal income tax purposes, is a non-resident alien individual or a foreign corporation partnership, estate or trust. An individual may be deemed to be a resident of the United States in several circumstances, including being present in the United States on at least 31 days in the calendar year and for an aggregate of 183 days taken into account during the three-year period ending with the current calendar year. For purposes of this determination, all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year, and one-sixth of the days present during the second preceding year are taken into account. Resident aliens are subject to U.S. Federal tax as if they were U.S. citizens and residents.

     This discussion is based on the U.S. Internal Revenue Code of 1986 and administrative and judicial interpretations as of the date hereof, all of which may be changed. This discussion does not address all the aspects of U.S. Federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances. Nor does it address tax consequences under the laws of any U.S. state, municipality or other taxing jurisdiction or under the laws of any country other than the United States.

     Prospective holders should consult their own tax advisors about the particular tax consequences to them of holding and disposing of Common Stock.

DIVIDENDS

     Generally, dividends paid to a non-U.S. holder of Common Stock that are not effectively connected with the holder's conduct of a trade or business within the United States (or attributable to a U.S. permanent establishment of the holder, if an income tax treaty applies) will be subject to Federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current U.S. Treasury regulations, such dividends paid to an address outside the United States in a foreign country may be presumed to be paid to a resident of such country for purposes of the withholding tax. Under current interpretation of U.S. Treasury regulations, unless the payor has knowledge to the contrary the same presumption applies to determine the applicability of a reduced rate of withholding under a U.S. tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States are not currently required to file forms with the United States Internal Revenue Service (the "IRS") in order to obtain the benefit of an applicable treaty rate. If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the IRS.

     Under U.S. Treasury regulations which were proposed in 1984 but are not currently in effect, to claim the benefits of a tax treaty a non-U.S. holder of Common Stock would have to file certain forms accompanied by statements from a competent authority of the country of his residence attesting to the holder's eligibility to claim treaty benefits.

     Generally, upon the filing of a Form 4224 by a non-U.S. holder with the Company, no withholding is required on dividends that are effectively connected with the non-U.S. holders's conduct of a trade or business within the United States. Instead, the effectively connected dividends are subject to tax at rates applicable to U.S. citizens and U.S. corporations. Effectively connected dividends received by a non-U.S. corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

GAIN ON DISPOSITION OF COMMON STOCK


     Generally, a non-U.S. holder will not be subject to U.S. Federal income tax on gain realized from a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the holder's conduct of a U.S. trade or business and is attributable to such holder's office or other fixed place of business within the United States, (ii) the Company is (or has been within the preceding five years) a "U.S. real property holding corporation," or (iii) in the case of a non-U.S. holder who is a non-resident alien individual and holds Common Stock as a capital asset, such holder is present in the United States for 183 or more days during the taxable year of sale and either (a) such holder's "tax home" for U.S. federal income tax purposes is within the United States or
(b) the gain is attributable to such holder's office or other fixed place of business within the United States and no treaty exemption applies. The Company is not, has at no time been, and does not anticipate becoming, a "U.S. real property holding corporation." Any gain subject to U.S. Federal income tax will be taxed under the regime applicable to U.S. citizens and U.S. corporations. Non-U.S. corporations might be subject to the "branch profits tax" regime as well.


INFORMATION REPORTING AND BACKUP WITHHOLDING TAX


     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make such reports available to tax authorities in the recipient's country of residence. No further information reporting and no backup withholding is required with respect to dividends paid on Common Stock to a non-U.S. holder at an address outside the United States.



     If the proceeds of a disposition of Common Stock are paid over by or through a U.S. office of a broker, the payment is subject to information reporting and possible backup withholding at a flat 31% rate unless the disposing holder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that either (i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" for United States Federal income tax purposes, (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder and that certain conditions are met, and (C) the holder fails to establish that it otherwise is entitled to an exemption.


     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

FEDERAL ESTATE TAXES

     Common Stock held at death by an individual who is neither a citizen nor a resident of the United States for U.S. Federal estate tax purposes will be subject to U.S. Federal estate tax, unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a statutory credit which is the equivalent of an exclusion of $60,000 of assets from the U.S. estate tax. Tax treaties may permit a larger credit.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]


                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, Merrill Lynch International Limited and Wasserstein Perella Securities, Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:


                                                               NUMBER OF
                                                               SHARES OF
                                                                COMMON
                                  UNDERWRITER                    STOCK
                                  -----------                 ----------
Goldman Sachs International...............................
Merrill Lynch International Limited.......................
Wasserstein Perella Securities, Inc.......................
                                                              ----------
               Total......................................     4,000,000
                                                              ----------
                                                              ----------

     Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $             per share. The International
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $             per share to certain brokers and dealers. After the shares of
Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     The Company and the Selling Stockholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 16,000,000 shares of Common Stock in a U.S. offering in the United States. The initial public offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the International Offering made hereby is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wasserstein Perella Securities, Inc.


     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the International Underwriters has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction. The term U.S. person shall mean, for purposes

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]



of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the U.S. Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the U.S. Offering, and subject to certain exceptions, it will only offer, sell or deliver shares of Common Stock, directly or indirectly, in the United States and to U.S. persons.


     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.


     The Selling Stockholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Common Stock offered. The Company has granted the U.S. Underwriters a similar option to purchase up to an aggregate of 2,400,000 additional shares of Common Stock.



     The Company and the Partners have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 calendar days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and International Offerings.


     Each International Underwriter has also agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and
(c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

     Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price.

     The provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. apply to the offering because Wasserstein Perella Securities, Inc. is deemed to be an affiliate of the Company for purposes of Schedule E. See "Principal Stockholders and Certain Relationships". Accordingly, the initial public offering price can be no higher than that recommended by a "qualified

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]


independent underwriter" meeting certain standards. In accordance with this requirement, Goldman, Sachs & Co. has served in such role and has recommended a price in compliance with the requirements of Schedule E. Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The representatives of the U.S. Underwriters have informed the Company that the U.S. Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.


     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price was negotiated among the Company, the Partners and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, was the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.



     Application has been made to list the Common Stock on the New York Stock Exchange. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.



     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.


     From time to time, Goldman, Sachs & Co. has provided financial advisory services to Blackstone Partners, for which it has received customary fees in the ordinary course of business. From time to time, each of Merrill Lynch & Co. and Wasserstein Perella Securities, Inc. have provided financial advisory services to the Company and certain affiliates of the Partners, for which each has received customary fees in the ordinary course of business.

                [ALTERNATIVE WRAP FOR INTERNATIONAL PROSPECTUS]


- - ------------------------------------------   -----------------------------------
- - ------------------------------------------   -----------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO
GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS AND, IF
GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED. THIS
PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR THE SOLICITATION OF
AN OFFER TO BUY ANY SECURITIES OTHER                  20,000,000 SHARES
THAN THE SECURITIES TO WHICH IT
RELATES OR AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY SUCH
SECURITIES IN ANY CIRCUMSTANCES IN
WHICH SUCH OFFER OR SOLICITATION IS
UNLAWFUL. NEITHER THE DELIVERY OF
COLLINS & AIKMAN THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL, UNDER                   COLLINS & AIKMAN
ANY CIRCUMSTANCES, CREATE ANY CORPORATION                CORPORATION
IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE
INFORMATION CONTAINED HEREIN IS CORRECT
AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                                         COMMON STOCK
            ------------------                   (PAR VALUE $.01 PER SHARE)
                                      PAGE
                                      ----
Available Information................   2
Incorporation of Certain Documents
  by Reference.......................   2
Prospectus Summary...................   3
Certain Considerations...............  10
Dividends............................  13            -----------------
Dilution.............................  14
Use of Proceeds and Consolidation....  15
Capitalization.......................  16                PROSPECTUS
Selected Financial Data..............  17
Unaudited Pro Forma Consolidated
  Financial Data.....................  18            -----------------
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations..........  23
Business.............................  32
Management...........................  50
Principal Stockholders and Certain
  Relationships......................  58
New Credit Facilities................  59
Description of the Capital Stock.....  63
Certain United States Tax Consequences
  to Non-United States Holders.......  67
Underwriting.........................  69
Legal Opinions.......................  71            GOLDMAN SACHS INTERNATIONAL
Experts..............................  71
Index to Financial Statements........ F-1            MERRILL LYNCH INTERNATIONAL
                                                              LIMITED

            ------------------                       WASSERSTEIN PERELLA
                                                       SECURITIES, INC.
     UNTIL           , 1994 (25 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REPRESENTATIVES OF THE         REPRESENTATIVES OF THE
UNDERWRITERS REQUIRED TO DELIVER A PROSPECTUS.           UNDERWRITERS
THIS IS IN ADDITION TO THE OBLIGATION OF
DEALERS TO DELIVER A PROSPECTUS WHEN ACTING
AS UNDERWRITERS AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- - -------------------------------------------   ----------------------------------
- - -------------------------------------------   ----------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses of the Company in connection with the issuance and distribution of the securities being registered, other than underwriting compensation and subject to further contingencies:


    SEC Registration Fee...............................  $    142,759
    NASD Filing Fee....................................        30,500
    NYSE Listing Fee...................................          *
    Legal Fees and Expenses............................          *
    Transfer Agent and Registrar Fee...................          *
    Blue Sky Fees and Expenses.........................          *
    Accounting Fees and Expenses.......................          *
    Printing and Engraving Expenses....................          *
    Miscellaneous......................................          *
                                                         ------------
      Total............................................  $       *
                                                         ------------
                                                         ------------
- - ---------------

* To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware (the "DGCL") authorizes the Company to indemnify each director and officer of the Company against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the Company or is or was serving as a director, officer, employee or agent of another corporation or organization at the request of the Company, provided that he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, provided he had no reasonable cause to believed that his conduct was unlawful. The determination whether a director or officer has met the applicable standard of conduct may be made by (1) the Board of Directors by vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel, in a written opinion, or (3) by the stockholders. Indemnification is mandatory in any instance in which the director or officer is successful on the merits or otherwise in the defense of any proceeding or any claim, issue or matter thereof. If the legal proceeding, however, is by or in the right of the Company, Section 145 provides that the director or officer may not be indemnified in respect to any claim, issue or matter as to which he shall have been adjudged to be liable to the Company unless a court determines otherwise. Section 145 also authorizes the payment of expenses incurred in defense of any proceeding in advance of its final disposition upon the receipt by the Company of an undertaking of the director or officer to repay the amounts so advanced if it is ultimately determined that he is not entitled to indemnity. It further provides that the power to indemnify includes the power to indemnify persons who served as directors and officers of Holdings II prior to its merger into the Company, as well as persons who cease to be directors or officers of the Company.


     Article Seventh of the Restated Certificate, provides that, to the fullest extent permitted by the DGCL, as now or hereafter in effect, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of his fiduciary duty as a
                                      II-1
director. However, under Section 102(b)(7) of the DGCL, a director cannot be absolved from liability (1) for any breach of his duty of loyalty to the Company or its stockholders, (2) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (3) under
Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit.

     Article XI of the Company's By-Laws, a copy of which is filed as part of
Exhibit 3.02, provides that any person made a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company or is or was a director, officer, employee or agent of any corporation for which he served as such at the request of the Company (including service with respect to employee benefit plans), shall be indemnified by the Company to the fullest extent authorized by the DGCL against all expenses, including attorneys' fees, reasonably incurred by him in connection therewith. Such right of indemnification includes the right to be paid, in advance, all expenses incurred in connection with the defense of a proceeding (upon receipt of any required undertaking) and shall not be deemed exclusive of any other rights to which such director or officer may be entitled apart from the indemnification provisions of said Article XI of the Company's By-Laws. Additionally, the Company intends to maintain directors and officers liability insurance that insures the directors and officers of the Company against any expense, liability or loss to the extent such insurance is available at prices the Company determines are reasonable.

ITEM 16. EXHIBITS.

     (a) Exhibits. See Exhibit Index on page E-1.

     (b) Financial Statement Schedules. See Index to Financial Statement Schedules on page S-1.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 19th day of April 1994.


                                          COLLINS & AIKMAN
                                          HOLDINGS CORPORATION


                                          By:       /s/ DAVID A. STOCKMAN
                                              ................................
                                              David A. Stockman
                                              Co-Chairman of the
                                              Board of Directors


                                          By:       /s/ BRUCE WASSERSTEIN
                                              ................................
                                              Bruce Wasserstein
                                              Co-Chairman of the Board
                                              of Directors


                               POWER OF ATTORNEY

     Each person whose signature appears below on this Registration Statement hereby constitutes and appoints David A. Stockman and Randall J. Weisenburger, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-2 of Collins & Aikman Holdings Corporation, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     NAME                                           TITLE                             DATE
                    ------                                         -------                           ------
            /s/ DAVID A. STOCKMAN               Co-Chairman of the Board of Directors              April 19, 1994
..............................................
              David A. Stockman
            /s/ BRUCE WASSERSTEIN               Co-Chairman of the Board of Directors              April 19, 1994
..............................................
              Bruce Wasserstein
          /s/ STEPHEN A. SCHWARZMAN             President and Director                             April 19, 1994
..............................................    (Principal Executive Officer)
            Stephen A. Schwarzman
           /s/ DAVID J. MCKITTRICK              Principal Financial and Accounting Officer         April 19, 1994
..............................................
             David J. McKittrick
         /s/ RANDALL J. WEISENBURGER            Deputy Chairman and Director                       April 19, 1994
..............................................
           Randall J. Weisenburger
              /s/ JAMES R. BIRLE                Director                                           April 19, 1994
..............................................
                James R. Birle
         /s/ W. TOWNSEND ZIEBOLD, JR.           Director                                           April 19, 1994
..............................................
           W. Townsend Ziebold, Jr.



                                      II-4


                                 EXHIBIT INDEX

     Please note that in the following description of exhibits, the title of any document entered into, or filing made, prior to July 15, 1992 reflects the name of the entity a party thereto or filing, as the case may be, at such time.
Accordingly, documents and filings described below may refer to WCI Holdings II
Corporation, WCI Holdings Corporation or Wickes Companies, Inc., if such documents and filings were made prior to July 15, 1992.



 EXHIBIT                                                                                               SEQUENTIAL PAGE
 NUMBER                                           DESCRIPTION                                              NUMBER
- - ---------  ------------------------------------------------------------------------------------------  ---------------
    *1.1   Form of Underwriting Agreement (U.S. Version).
    *1.2   Form of Underwriting Agreement (International Version).
     4.1   Certificate of Incorporation of the Company, as amended, is hereby incorporated by reference to Collins & Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended January 30, 1993.
    *4.2   Certificate of Amendment of Certificate of Incorporation of Collins & Aikman Holdings
             Corporation dated April   , 1994.
     4.3   By-laws of the Company is hereby incorporated by reference to Collins & Aikman Holdings
             Corporation's Report on Form 10-K for the fiscal year ended January 30, 1993.
    *4.4   Specimen Stock Certificate for the Common Stock.
     4.5   Indenture dated as of May 1, 1985, pursuant to which 11 3/8% Usable Subordinated
             Debentures due 1997 of Collins & Aikman Group, Inc. (formerly named Wickes Companies,
             Inc.) were issued is hereby incorporated by reference to Exhibit 4(f) of Wickes
             Companies, Inc.'s Current Report on Form 8-K dated May 21, 1985 (SEC File No. 1-6761).
    *4.6   Form of New Credit Agreement to be entered into by Collins & Aikman Group, Inc. and a syndicate of banks and other financial institutions for whom Chemical Bank will act as agent.
    *5.    Opinion of Cravath, Swaine & Moore as to the legality of the shares being issued.
    10.1   Employment Agreements dated as of June 16, 1989 between Wickes Companies, Inc. and certain executive officers are hereby incorporated by reference to Exhibit 10.1 of Wickes
             Companies, Inc. Form 10-K for the fiscal year ended January 27, 1990.
    10.2   First Amendment to Employment Agreements dated as of March 20, 1990 between Wickes
             Companies, Inc. and certain executive officers is hereby incorporated by reference to
             Exhibit 10.2 of Wickes Companies, Inc.'s Form 10-K for the fiscal year ended January 27,
             1990.
    10.3   Employment Agreement dated as of July 18, 1990 between Wickes Companies, Inc. and an executive officer is hereby incorporated by reference to Exhibit 10.3 of Wickes
             Companies, Inc. Form 10-K for the fiscal year ended January 26, 1991.
    10.4   Agreement dated as of March 23, 1991 between Collins & Aikman Group, Inc. and an executive officer is hereby incorporated by reference to Exhibit 10.6 of Collins & Aikman Holdings
             Corporation's Report on Form 10-K for the fiscal year ended January 30, 1993.
    10.5   First Amendment to Agreement, dated as of April 4, 1994 between Collins & Aikman Group,
             Inc. and an executive officer is hereby incorporated by reference to Exhibit 10.14  of
             Collins & Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended
             January 29, 1994.
    10.6   Letter Agreement dated as of May 16, 1991 and Employment Agreement dated as of July 22,
             1992 between Collins & Aikman Corporation and an executive officer are hereby incorporated by reference to Exhibit 10.7 of Collins & Aikman Holdings Corporation's
             report on Form 10-K for the fiscal year ended January 30, 1993.

 EXHIBIT                                                                                               SEQUENTIAL PAGE
 NUMBER                                           DESCRIPTION                                              NUMBER
- - ---------                                        -------------                                         ---------------
    10.7   First Amendment to Employment Agreement dated as of February 24, 1994 between Collins &
             Aikman Corporation and an executive officer.
    10.8   Employment Agreement dated as of May 1, 1991 between Kayser-Roth Corporation and an executive officer is hereby incorporated by reference to Exhibit 10.8 of Collins &
             Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended January 30,
             1993.
    10.9   First Amendment to Employment Agreement dated as of May 1, 1991 between Kayser-Roth
             Corporation and an executive officer is hereby incorporated by reference to Exhibit 10.9 of Collins & Aikman Holdings Corporation's Quarterly Report on Form 10-Q for the quarter ended July 31, 1993.
    10.10  Letter Agreement dated as of August 12, 1992 between Collins & Aikman Group, Inc. and an executive officer is hereby incorporated by reference to Exhibit 10.9 of Collins &
             Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended January 30,
             1993.
    10.11  Agreement dated as of February 25, 1993 and First Amendment dated as of March 29, 1993 between Collins & Aikman Group, Inc. and a former executive officer are hereby incorporated by reference to Exhibit 10.10 of Collins & Aikman Holdings Corporation's
             Report on Form 10-K for the fiscal year ended January 30, 1993.
    10.12  1993 Employee Stock Option Plan.
    10.13  1994 Employee Stock Option Plan.
    10.14  Letter Agreements dated as of May 16, 1991 between Collins & Aikman Corporation and certain executive officers.
    10.15  Employment Agreement dated as of February 1, 1992 between Collins & Aikman Corporation and an executive officer.
    10.16  Employment Agreement dated as of April 27, 1992 between Collins & Aikman Corporation and an executive officer.
    10.17  Employment Agreement dated as of March 1, 1993 between Imperial Wallcoverings, Inc. and an executive officer.
    10.18  Employment Agreement dated as of October 1, 1993 between Collins & Aikman Corporation and an executive officer.
    10.19  Warrant Agreement dated as of January 8, 1994 by and between Collins & Aikman Group, Inc.
             and Legwear Acquisition corporation is hereby incorporated by reference to Exhibit 10.20 of Collins & Aikman Holdings Corporation's Report on Form 10-K for the fiscal year ended
             January 29, 1994.
    10.20  Acquisition Agreement dated as of November 22, 1993 as amended and restated as of January
             28, 1994, among Collins & Aikman Group, Inc., Kayser-Roth Corporation and Legwear
             Acquisition Corporation is hereby incorporated by reference to Exhibit 2.1 of Collins &
             Aikman Holdings Corporation's Current Report on Form 8-K dated February 10, 1994.
   *10.    Stockholders Agreement
    21.    Subsidiaries.
   *23.1   Consent of Cravath, Swaine & Moore is contained in Exhibit 5.
    23.2   Consent of Arthur Andersen & Co.
    24.    Power of attorney (contained in the signature section of this Registration Statement).

- - ---------------

* To be filed by amendment.


                                      E-2